
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933



The only changes to this Form C/A filing are the new end date of the offering which has been changed to April 3, 2024 and some changes have been made to the offering page, screenshots of which are attached to this Form C/A.


(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
    ☑   Form C/A: Amendment to Offering Statement
    ☑   Check box if Amendment is material and investors must reconfirm within five business days.
☐   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer

The Hidden Sea USA, Inc.

Legal status of issuer

    Form

    Corporation

    Jurisdiction of Incorporation/Organization

    Delaware

    Date of organization

    October 7, 2015

Physical address of issuer

832 Hermosa Avenue
Hermosa Beach, CA 90254

Website of issuer

www.thehiddensea.com

Is there a co-issuer? NO

Name of intermediary through which the offering will be conducted

Cultivate Capital Group LLC

CIK number of intermediary

0001768367

SEC file number of intermediary

8-70293

CRD number, if applicable, of intermediary

300634

Name of qualified third party "Escrow Agent" which the Offering will utilize

Enterprise Bank and Trust

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering

The issuer shall pay to the Intermediary at the conclusion of the Offering a fee of five percent (5%) of the amount raised in the Offering

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

The Intermediary will also receive compensation in the form of securities equal to one percent (1%) of the total number of Securities sold in the Offering.

Type of security offered

Class B Common Stock ("Shares") of The Hidden Sea USA, Inc.

Target number of Securities to be offered

1,250,000

Price (or method for determining price)

$2.00

Target offering amount

$10,000

Oversubscriptions accepted:

☑ Yes
☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis

☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)

$2,500,000

Deadline to reach the target offering amount

April 3, 2024 at 11:59 PM Pacific time unless extended by the issuer

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees

2

For The Hidden Sea USA, Inc.

	Most recent fiscal year-end (2023)	Prior fiscal year-end (2022)
Total Assets	$75,182	$47
Cash & Cash Equivalents	$24,182	$47
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0

Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$(16,620)	$(28,094)

The United States jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY U.S. JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDCITION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

For The Hidden Sea USA, Inc.

/s/ Richard Vandenberg
(Signature)

Richard Vandenberg
(Name)

Co-Founder
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Richard Vandenberg
(Signature)

Richard Vandenberg
(Name)

Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and Co-Founder
(Title)

March 26, 2024
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Part II of Offering Document (Exhibit A to Form C)

The Hidden Sea USA, Inc.
832 Hermosa Avenue
Hermosa Beach, CA 90254
www.thehiddensea.com

Up to $2,500,000.00 in Class B Common Stock (Singularly a "Share" and more than one "Shares") in The Hidden Sea USA, Inc. at $2.00 per Share

Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: The Hidden Sea USA, Inc.
Address: 832 Hermosa Avenue Hermosa Beach, CA 90254
State of Organization: Delaware
Date Organized: October 7, 2015

Terms:

Shares of Class B Common Stock in The Hidden Sea USA, Inc. at $2.00 per Share.
Offering Minimum: $10,000.00 | 5,000 Shares
Offering Maximum: $2,500,000.00 | 1,250,000 Shares
Type of Security Offered: Equity - Class B Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $250.00

Description of the Securities:

There are two classes of shares of stock of the Company: Class A Common Stock and Class B Common Stock. Class B Common Stock has no voting rights other than those reserved by Delaware law. Class B Common Stock is also subject to Drag-Along rights. See the Amended Bylaws for details. Class A Common Stock and Class B Common stock have identical economic rights and all other right other than those set out above.

The Company and its Business

Company Overview

The Hidden Sea USA, Inc. ("Hidden Sea USA" or the "Company" or the "Issuer" or "We") is a United States based company that sells premium Australian wine under the trade name "The Hidden Sea." The Hidden Sea USA, Inc. was formed for the expansion into the United States market of Hidden Sea branded wines ("Hidden Sea Wine") – a brand owned by related companies and common management who have been successfully selling Hidden Sea Wine outside of the U.S. and now want to expand into the largest wine market in the world. All rights to sell Hidden Sea Wine in the United States reside in worldwide, as well as intellectual property rights to The Hidden Sea brands, reside in Hidden Sea USA.

Hidden Sea USA is taking the same skills and expertise that made Hidden Sea Wine successful in other countries in the past, and bringing that experience to the U.S. market.

The Hidden Sea Story

Richie Vandenberg and Justin Moran are the founders of the company that manufactures and sells Hidden Sea Wine outside the U.S., and now own and operate Hidden Sea USA, the company holding this securities offering. Having known of each other for many years, a chance meeting in Los Angeles by poolside got the two talking about the opportunities that existed in the global wine market and how they could do things differently. In February, 2013, they started a collaboration that led to Hidden Sea Wine, which comes from the Limestone Coast of South Australia.

26 million years ago, South Australia's incredible Limestone Coast was submerged by a vast ocean and home to a thriving marine ecosystem. A series of dramatic ice ages caused the ocean to recede, leaving the area rich with deep limestone deposits containing majestic, mineralized fossils. Ancient mineralized relics, including an extraordinary whale fossil and an extensive museum of marine life, now lay buried beneath the alluvial soils of this World Heritage Site. This incredible whale fossil contributes to the rich, fertile soil in the Limestone Coast vineyards, providing a natural and unique filtration system, perfect for growing the grapes that produce our award-winning Hidden Sea Wines.

At 8,000 square miles, the Limestone Coast covers an area the size of a small country. The region, situated between the culturally rich Australian cities of Melbourne and Adelaide, stretches from the wildlife rich saltwater wetlands of the Coorong to the Victorian border. The incredible area of land is a treasure trove of natural wonders, proudly boosting its status as a world heritage site for the unique caves filled with land and marine fossils from the past millions of years.

Comprised of 6 key regions, the Limestone Coast encompasses the world famous wine regions of Padthaway, Wrattonbully, Mount Benson, Robe, Mount Gambier and Coonawarra. The cool

climate region is perfect for making Hidden Sea Wine's main varietals and the combination of maritime conditions and limestone rich soils makes it a unique region, with consistent vintages perfectly suited for grape growing which make up wines that are suited to U.S. consumer taste profiles.

The United States Wine Market

The United States wine market is number one in the world with a reported value of $63.69 billion in 2021 that was expected to expand at a compound annual growth rate (CAGR) of 6.8% from 2022 to 2030.[1] The wine market in United States has experienced significant growth and development in recent years. One of the main reasons for the U.S. is the changing preferences of consumers. Wine is no longer seen as a luxury item reserved for special occasions, but rather as a beverage that can be enjoyed on a daily basis. This shift in consumer preferences has led to an increased demand for a wide variety of wines.[2]

One of the key trends in the wine market in United States is the rise of organic and sustainable wines. Consumers are becoming more conscious of the environmental impact of their purchasing decisions and are seeking out wines that are produced using organic and sustainable methods.[3]

Competition

The global wine industry is a highly competitive landscape, cluttered with thousands of small producers and with the larger multi-national producers flooding the market with thousands of labels. Historically, the market for wine was primarily one of local production and consumption. That paradigm has changed in the last few decades as a few of the more established wine drinking countries have seen their per capita consumption stagnate or decline. At the same time, several wine producing countries around the world have begun to make an impact on the export market in an attempt to expand their industries beyond their limited local markets. The result of this shift in market focus for some of the older wine producing countries plus the rise of new wine producing countries around the world has caused an increase in the competitive nature of the global wine market. Decreasing tariffs, logistical cost reductions and the lowering of certain trade barriers have afforded wine producers the opportunity to sell their products outside of their own region. This new international access is reshaping how wines are produced and consumed alike, and those producers and countries best able to adapt to this wider and more competitive playing field will gain significant national competitive advantage.

It is the Hidden Sea USA's view that the majority of its wine industry competitors are probably doing what everyone else does – they are trying to copy success. They've looked at what others are doing and may have also chosen a less sophisticated form of analyzing niches – e.g. women, Rosé, Napa Valley, cool climate, Pinot Noir, etc.

Despite what the Hidden Sea USA considers to be a competitive advantage based on our marketing skills and quality products, there is significant competition in the wine market from various wine producers and distributors, many of whom are far more experienced, have greater financial resources and longer operating histories than the Hidden Sea USA.

---

[1] https://www.grandviewresearch.com/industry-analysis/us-wine-market $56.65 billion.

[2] https://www.statista.com/outlook/cmo/alcoholic-drinks/wine/united-states

[3] Id.

The Hidden Sea U.S. Growth Plan

Everything about Hidden Sea USA is set up for growth. From our related company's winery capacity in Australia, to our logistic relationships and importer/distributor arrangements, we have the contacts and people to make expansion happen quickly and efficiently.

We have a team of people who are determined to make Hidden Sea USA fulfill its American potential. Hidden Sea USA is supported through our affiliated company in Australia by a team made up of U.S. and Australian wine industry veterans who will provide a wealth of local knowledge combined with the key people who have driven the growth of Hidden Sea Wines in Australian as well as other countries.

The Hidden Sea USA already has distribution in place in the U.S. We believe this gives Hidden Sea USA a strong position in terms of anticipated sales, orders and volumes. This is a position of strength we will look to build from quickly. With the huge U.S. wine market and its projected growth, we see the great potential for Hidden Sea USA.

Profit For Purpose

The Hidden Sea USA believes in "profit for purpose." Not only do we plan to grow our business to make a profit—we also plan to advance our mission to remove plastic from the ocean. This unique selling point offers wine buyers the opportunity to make a difference without changing their lifestyle or purchasing behavior—and investors the potential to grow with the business, while making a real impact on the health of the ocean. The Hidden Sea USA, Inc. makes this pledge: for every bottle of Hidden Sea Wine sold, we remove and recycle the equivalent by weight of 10 plastic bottles from the ocean. We do this through a partnership with our ocean health partners, ReSea Project and ZeroCo.

Our Wines

Our biggest priority is producing wines of character and depth that overdeliver for their price point. Hidden Sea Wine, through our affiliated companies, have been successfully produced for five countries around the world and are now everyday favorites for several consumers.

The three core Hidden Sea Wines presently produced from the Limestone Coast of South Australia, are:

2021 Chardonnay

Palate: White nectarine and lemon peel, complemented by toasty vanillin oak, and buttery malolactic fermentation character. The fruit weight, intensity, and acid, join to make a delightful wine.

Aroma: Fleshy white peach and nectarine, with nougat and light spices

Color: Pale straw

Wine Analysis: ABV: 13.3%, pH: 3.44, Acidity: 5.91

Winemakers: Leisha Munro and Stephen Tierney

2020 Red Blend

Palate: Flavors of cherry, juicy mulberry, and plum, with generous fruit and spice

Aroma: Red berries and fruit cake spice, with vanilla and toasty notes

Color: Bright crimson red

Varietal Composition: 82% Shiraz, 17% Cabernet Sauvignon, 1% Malbec

Wine Analysis: ABV: 14.5%, pH: 3.58, Acidity: 6.1

Winemakers: Leisha Munro and Stephen Tierney

2021 Rosé

Palate: Light, yet luscious, with a juicy mid- palate, and cleansing zesty finish

Aroma: Berries and tropical fruits

Color: Very pale pastel pink

Varietal Composition: Shiraz, Pinot Gris, Sauvignon Blanc, Chard, Sémillon, and Merlot

Wine Analysis: ABV: 12.5%, pH:3.12, Acidity: 6.57

Winemaker: Leisha Munro

Traction to Date

The Hidden Sea USA Inc. has not sold any wine yet. All sales of Hidden Sea Wines have been through Limestone Coast Wines Pty Ltd, an affiliated entity. Once all trading licenses are in place and trading relationships are confirmed with the importer, there will be a fully accounted for square up of sales and expenses for the 2024 fiscal year.

Litigation

The Company knows of no litigation pending or threatened to which The Hidden Sea USA, Inc. is subject or may be a party, which it believes would have a material adverse effect on the Company or their business, and no such proceedings are known to be contemplated by governmental authorities or other parties.

The Team

Name: Richard Vandenberg
Co-Founder

Better known as "Richie", Richie has a passion for wine and sustainable farming. Richie is a former elite AFL player and 4th-generation grape grower with over 10 years direct winery

management experience. Richie is also an avid ocean kayaker; he's seen first-hand the destruction brought by ocean waste plastic around the globe.

Position: Co-Founder
Dates of Service: June 2023 to present
Responsibilities: Strategy, HR, Marketing, Sales, Logistics

Other business experience in the past three years:

Employer: Limestone Coast Wines Pty Ltd
Dates of Service: February 2013 until present
Responsibilities: CEO – Strategy, HR, Marketing, Sales, Logistics

Employer: Hawthorn Football Club
Dates of Service: December 2016 - December 2022
Responsibilities: Board Director

Name: Justin Moran
Co-Founder

Justin set up his first lawn mowing business in his local neighborhood age 15. From there he has enjoyed an entrepreneurial career spanning, food, wine and tech. Within 4 years of business , Justin helped Limestone Coast Wines grow rapidly to surpass industry leaders, and sold wine into 13 countries to a combination of customers, such as top global retailers, distributors and bottlers. An avid ocean lover, Justin is Co-Founder of The Hidden Sea USA Inc, committed to making premium wines and restoring the health of our oceans.

Position: Co-Founder
Dates of Service: June 2023 to present
Responsibilities: Brand Marketing and strategy, new business development, brand evangelism.

Other business experience in the past three years:

Employer: Limestone Coast Wines Pty Ltd
Dates of Service: February 2013 until present
Responsibilities: Co-Founder and Sales and Marketing Manager.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the some of the risks that relate to the Company, but are not an exhaustive list of such risks:

Uncertain Risk

An investment in The Hidden Sea USA, Inc. (in these Risk Factors - the "Company" or "we") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Shares and ultimately the use of your investment to purchase the convertible note (collectively in these Risk Factors - the "Investment") should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C and Exhibits. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the Investment in the Company.

Our Business Projections Are Only Projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our products, that people think it's a better option than a competing product, or that the Company will be able to make a profit.

Any Valuation At This Stage Is Difficult To Assess

The valuation related to the Investment was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for the Investment .

The Transferability Of The Securities You Are Buying Is Limited

Any Shares purchased through this Regulation Crowdfunding offering are subject to SEC limitations of transfer. This means that the Shares that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the Shares back to the Company, to an "accredited investor," as part of an offering registered with the SEC, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your Investment Could Be Illiquid For A Long Time

You should be prepared to hold the Investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer.

If The Company Cannot Raise Sufficient Funds It Will Not Succeed

The Company is offering the Investment in the amount of up to $2,500,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company may need additional funds in the future and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not

survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for most of the plans outlined in "Use of Proceeds."

We May Not Have Enough Capital As Needed And May Be Required To Raise More Capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our securities below its current pricing. If so, your investment could lose value as a result of this additional dilution. In addition, even if the investment is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms Of Subsequent Financings May Adversely Impact Your Investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of the Investment. Interest on debt securities could increase costs and negatively impact operating results. Preferred shares could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of the Investment. In addition, if we need to raise more equity capital from the sale of equity, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights

The Shares that you are buying have no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments.

You Are Trusting That Management Will Make The Best Decision For The Company

You are trusting in management discretion. You are buying securities trusting the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Investment we are offering now, the Company will possibly need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in the Investment being worth less, because later investors might get better terms.

We Have The Right To Extend The Offering Deadline And To End The Offering Early.

The Company may extend the offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the offering minimum even after the offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the offering deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new offering deadline is reached without the Company receiving the offering minimum, at which time it will be returned to you without interest or deduction, or the Company receives the offering minimum, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the offering early; if the offering reaches its target offering amount after 21-calendar days but before the offering deadline , the Company can end the offering with 5 business days' notice. This means your failure to participate in the offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the offering by ending it early.

We Face Significant Market Competition

We will compete with larger, established companies who may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance our products will be preferred to any existing or new products. It should further be assumed that competition will intensify.

We Are An Early Stage Company And Have Not Yet Generated Profits

The Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of

competitors into the market. We will only be able to pay dividends on any securities once our management determine that we are financially able to do so. The Company has incurred a net loss. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay distributions to investors.

Our Trademarks, Copyrights And Other Intellectual Property Could Be Unenforceable Or Ineffective

The Hidden Sea trademark is held by Forth Millennium Pty Ltd – an affiliated company - and it is licensed on a global scale to Limestone Coast Wines – an affiliated company - and then sublicensed to the Company. Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to work around our intellectual property. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The Cost Of Enforcing Our Trademarks And Copyrights Could Prevent Us From Enforcing Them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The Loss Of One Or More Of Our Key Personnel, Or Our Failure To Attract And Retain Other Highly Qualified Personnel In The Future, Could Harm Our Business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We Rely On Third Parties To Provide Services Essential To The Success Of Our Business

We rely on third parties to provide a variety of essential business functions for us, including accounting, legal work, public relations, advertising, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company Is Dependent On Its Management and Founders to Execute the Business Plan

The Company is dependent on its management and founders to execute the business plan. The Company's operations and viability will be dependent on Richard Vandenberg, Justin Moran and others. The success of the Company will depend on its ability to compete for and retain additional qualified key personnel. The Company's business would be adversely affected if it were unable to recruit qualified personnel when necessary or if it were to lose the services of certain key personnel and it were unable to locate suitable replacements. The loss, through untimely death or otherwise, of any such persons could have a materially adverse effect on the Company and its business.

Although Dependent Upon Certain Key Personnel, The Company Does Not Have Any Key Man Life Insurance Policies On Any Such People

The Company is dependent upon management in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, should any of these key personnel, management or founders die or become disabled, the Company will not receive any compensation that would assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

The Company's Bank Account Will Not Be Fully Insured

The Company's regular bank account and the escrow account where investor's funds will be held prior to closing each have federal insurance for only up to $250,000. It is anticipated that the account balances in each account could exceed $250,000 at times. In the event that either bank should fail, the Company may not be able to recover all amounts deposited in these bank accounts.

There Is No Assurance The Company Will Be Able To Pay Distributions To Shareholders

While the Company intends to pay distributions in the future to its investors if the Company is profitable or is acquired or goes public, there can be no assurance that cash flow and profits will allow such distributions to be made, or that an acquisition, merger or public offering will ever occur.

The Shares In This Offering Is Not Registered and Have Restrictions on Transfer.

The Shares of this offering have not been registered under the 1933 Securities Act in reliance upon an exemption under such act. Further, the Shares are being sold pursuant to exemptions from registration in the various states in which they are being offered. There is no assurance

that this offering presently qualifies or will continue to qualify under such exemptions due to, among other things, the adequacy of disclosure and the manner of distribution of this offering, the conduct and timing of similar offerings by the Company or its affiliates in the past and in the future, or the change of any securities laws or regulations. Further, the exemptions may not be available if the Company attempts to distribute the Shares in a manner prohibited by either federal or other applicable state securities laws. For instance, if any payments made by the Company to third parties who are not registered broker/dealers are categorized as sales commissions, the Company may lose its eligibility for certain registration exemptions. If, and to the extent, suits for rescission are brought and successfully concluded for failure to register the Shares under various state or federal securities laws, or for acts or omissions constituting certain prohibited practices under state and federal securities laws, both the capital and assets of the Company could be adversely affected, thus jeopardizing the ability of the Company to operate successfully. Further, the time of the Company's management and the capital of the Company could be expended in defending an action by investors or by state or federal authorities even where the Company ultimately is exonerated.

There is No Market for the Company's Shares

The Company has not registered, is not under any obligation to register, and does not presently intend to register the Shares with any regulatory authorities at any time in the future. Non-registration of the Shares makes the investment extremely illiquid and impairs the ability of shareholders to dispose of their holdings. Although it may be possible, after a period of time, under certain limited circumstances and subject to the terms of legends affixed to the Share certificates, to dispose of the Shares, no market currently exists for the Shares or any of the Company's securities, and you should not expect such market will exist at any time in the future. You probably will not be able to liquidate this investment in the event of an emergency or for any other reason. The Shares are illiquid and should be considered a long-term investment. There are substantial restrictions on the transferability of the Shares and in all likelihood, you will not be able to liquidate the investment.

The Management Of The Company Has Broad Discretion In Application of Proceeds

The management of the Company has broad discretion to adjust the application and allocation of the net proceeds of this offering in order to address changed circumstances and opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of the management of the Company with respect to the application and allocation of the net proceeds hereof.

The Business May Be Affected by Economic Conditions.

As with all new or emerging ventures, the Company's business may be highly sensitive to general economic conditions. Consequently, there can be no assurance that the Company will achieve the profitability necessary to pay investors a return on their investment.

Management, Officers, Directors and Shareholders/Owners Have Conflicts of Interest and Affiliated Companies That Will Do Business With Company.

Management and/or executives may own, control or manage other companies or businesses that may do business with the Company. Contracts with such affiliated companies have inherent conflicts of interest and such agreements will not have been the result of arms' length

negotiations or third-party bidding. Certain members of management have interests in other companies that will or may do business with Company, which may create a conflict of interest, and management of Company may agree to waive those conflicts of interest to do business with the other companies.

The Company Is Subject To Income Taxes As Well As Non-Income Based Taxes, Such As Payroll, Sales, Use, Value-Added, Net Worth, Property And Goods And Services Taxes.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although the Company believes that its tax estimates will be reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

The Company Is Not Subject To Sarbanes-Oxley Regulations And Lack The Financial Controls And Safeguards Required Of Public Companies.

The Company does not have the internal infrastructure necessary, and is not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurances that there are no significant deficiencies or material weaknesses in the quality of our financial controls. The Company expects to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes In Employment Laws Or Regulation Could Harm The Company's Performance.

Various federal and state labor laws govern the Company's relationship with our employees and affect operating costs. These laws may include minimum wage requirements, overtime pay, healthcare reform and the implementation of various federal and state healthcare laws, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's Expenses Could Increase Without a Corresponding Increase in Revenues

The Company's operating and other expenses could increase without a corresponding increase in revenues, which could have a material adverse effect on the Company's financial results and on your investment. Factors which could increase operating and other expenses include, but are not limited to (1) increases in the rate of inflation, (2) increases in taxes and other statutory charges, (3) changes in laws, regulations or government policies which increase the costs of compliance with such laws, regulations or policies, (4) significant increases in insurance premiums, (5) increases in borrowing costs, and (5) unexpected increases in costs of supplies,

goods, materials, construction, equipment or distribution.

An Inability to Maintain and Enhance Product Image Could Affect Your Investment

It is important that the Company maintains and enhances the image of its existing and new products. The image and reputation of the Company's products may be impacted for various reasons including, but not limited to, bad publicity, litigation, and complaints from regulatory bodies. Such problems, even when unsubstantiated, could be harmful to the Company's image and the reputation of its products. These claims may not be covered by the Company's insurance policies. Any resulting litigation could be costly for the Company, divert management attention, and could result in increased costs of doing business, or otherwise have a material adverse effect on the Company's business, results of operations, and financial condition. Any negative publicity generated could damage the Company's reputation and diminish the value of the Company's brand, which could have a material adverse effect on the Company's business, results of operations, and financial condition, as well as your investment. Deterioration in the Company's brand equity (brand image, reputation and product quality) may have a material adverse effect on its financial results as well as your investment.

Computer, Website or Information System Breakdown Could Affect The Company's Business

Computer, website and/or information system breakdowns as well as cyber security attacks could impair the Company's ability to service its customers leading to reduced revenue from sales and/or reputational damage, which could have a material adverse effect on the Company's financial results as well as your investment.

Changes In The Economy Could Have a Detrimental Impact On The Company

Changes in the general economic climate could have a detrimental impact on consumer expenditure and therefore on the Company's revenue. It is possible that recessionary pressures and other economic factors (such as declining incomes, future potential rising interest rates, higher unemployment and tax increases) may adversely affect customers' confidence and willingness to spend. Any of such events or occurrences could have a material adverse effect on the Company's financial results and on your investment.

The Amount Of Capital The Company Is Attempting To Raise In This Offering Is Not Enough To Sustain The Company's Current Business Plan

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause you to lose all or a portion of your investment.

Our Founders Beneficially Own Or Control A Substantial Portion Of Our Outstanding Shares

Our founders beneficially own or control a substantial portion of our outstanding type of stock which may limit your ability and the ability of our other shareholders, whether acting alone or together, to propose or direct the management or overall direction of our Company. In addition,

the Shares have no voting rights, meaning you have practically no say in the management of the Company. Additionally, this concentration of ownership could discourage or prevent a potential takeover of our Company that might otherwise result in an investor receiving a premium over the market price for his Shares. Our founders have the power to control the election of our directors and the approval of actions for which the approval of our shareholders who have voting rights is required.

Our Operating Plan Relies In Large Part Upon Assumptions And Analyses Developed By The Company. If These Assumptions Or Analyses Prove To Be Incorrect, The Company's Actual Operating Results May Be Materially Different From Our Forecasted Results

Whether actual operating results and business developments will be consistent with the Company's expectations and assumptions as reflected in its forecast depends on a number of factors, many of which are outside the Company's control, including, but not limited to:

- whether the Company can obtain sufficient capital to sustain and grow its business
- our ability to manage the Company's growth
- whether the Company can manage relationships with key vendors and advertisers
- demand for the Company's products and services
- the timing and costs of new and existing marketing and promotional efforts
- competition
- the Company's ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel
- the overall strength and stability of domestic and international economies
- consumer spending habits

Unfavorable changes in any of these or other factors, most of which are beyond the Company's control, could materially and adversely affect its business, results of operations and financial condition.

The Company May Be Unable To Manage Their Growth Or Implement Their Expansion Strategy

The Company may not be able to expand the Company's product offerings, the Company's markets, or implement the other features of the Company's business strategy at the rate or to the extent presently planned. The Company's projected growth will place a significant strain on the Company's administrative, operational and financial resources. If the Company is unable to successfully manage the Company's future growth, establish and continue to upgrade the Company's operating and financial control systems, recruit and hire necessary personnel or effectively manage unexpected expansion difficulties, the Company's financial condition and results of operations could be materially and adversely affected.

The Company Relies Upon Trade Secret Protection To Protect Its Intellectual Property; It May Be Difficult And Costly To Protect The Company's Proprietary Rights And The Company May Not Be Able To Ensure Their Protection

The Company currently relies on trade secrets. While the Company uses reasonable efforts to protect these trade secrets, the Company cannot assure that its employees, consultants, contractors or advisors will not, unintentionally or willfully, disclose the Company's trade secrets to competitors or other third parties. In addition, courts outside the United States are

sometimes less willing to protect trade secrets. Moreover, the Company's competitors may independently develop equivalent knowledge, methods and know-how. If the Company is unable to defend the Company's trade secrets from others use, or if the Company's competitors develop equivalent knowledge, it could have a material adverse effect on the Company's business. Any infringement of the Company's proprietary rights could result in significant litigation costs, and any failure to adequately protect the Company's proprietary rights could result in the Company's competitors offering similar products, potentially resulting in loss of a competitive advantage and decreased revenue. Existing patent, copyright, trademark and trade secret laws afford only limited protection. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States. Therefore, the Company may not be able to protect the Company's proprietary rights against unauthorized third-party use. Enforcing a claim that a third party illegally obtained and is using the Company's trade secrets could be expensive and time consuming, and the outcome of such a claim is unpredictable. Litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets or to determine the validity and scope of the proprietary rights of others. This litigation could result in substantial costs and diversion of resources and could materially adversely affect the Company's future operating results.

The Company's Business Model Is Evolving

The Company's business model is unproven and is likely to continue to evolve. Accordingly, the Company's initial business model may not be successful and may need to be changed. The Company's ability to generate significant revenues will depend, in large part, on the Company's ability to successfully market the Company's products to potential customers who may not be convinced of the need for the Company's products. The Company intends to continue to develop the Company's business model as the Company's market continues to evolve.

If The Company Fails To Maintain And Enhance Awareness Of The Company's Brand, The Company's Business And Financial Results Could Be Adversely Affected

The Company believes that maintaining and enhancing awareness of the Company's brand is critical to achieving widespread acceptance and success of the Company's business. The Company also believes that the importance of brand recognition will increase due to the relatively low barriers to entry in the Company's market. Maintaining and enhancing the Company's brand awareness may require the Company to spend increasing amounts of money on, and devote greater resources to, advertising, marketing and other brand-building efforts, and these investments may not be successful. Further, even if these efforts are successful, they may not be cost-effective. If the Company is unable to continuously maintain and enhance the Company's media presence, the Company's market may decrease and the Company may fail to attract advertisers and subscribers, which could in turn result in lost revenues and adversely affect the Company's business and financial results.

The Company Needs to Increase Brand Awareness

Due to a variety of factors, the Company's opportunity to achieve and maintain a significant market share may be limited. Developing and maintaining awareness of the Company's brand name, among other factors, is critical. Further, the importance of brand recognition will increase as competition in the Company's market increases. Successfully promoting and positioning the Company's brand, products and services will depend largely on the

effectiveness of the Company's marketing efforts. Therefore, the Company may need to increase the Company's financial commitment to creating and maintaining brand awareness. If the Company fails to successfully promote the Company's brand name or if the Company incurs significant expenses promoting and maintaining the Company's brand name, it would have a material adverse effect on the Company's results of operations.

A Data Security Breach Could Expose The Company To Liability And Protracted And Costly Litigation, And Could Adversely Affect The Company's Reputation And Operating Revenues

To the extent that the Company's activities involve the storage and transmission of confidential information, the Company and/or third-party processors will receive, transmit and store confidential customer and other information. Encryption software and the other technologies used to provide security for storage, processing and transmission of confidential customer and other information may not be effective to protect against data security breaches by third parties. The risk of unauthorized circumvention of such security measures has been heightened by advances in computer capabilities and the increasing sophistication of hackers. Improper access to the Company's or these third parties' systems or databases could result in the theft, publication, deletion or modification of confidential customer and other information. A data security breach of the systems on which sensitive account information are stored could lead to fraudulent activity involving the Company's products and services, reputational damage, and claims or regulatory actions against us. If the Company is sued in connection with any data security breach, the Company could be involved in protracted and costly litigation. If unsuccessful in defending that litigation, the Company might be forced to pay damages and/or change the Company's business practices or pricing structure, any of which could have a material adverse effect on the Company's operating revenues and profitability. The Company would also likely have to pay fines, penalties and/or other assessments imposed as a result of any data security breach.

The Company Depends On Third-Party Providers For A Reliable Internet Infrastructure And The Failure Of These Third Parties, Or The Internet In General, For Any Reason Would Significantly Impair The Company's Ability To Conduct Its Business

The Company will outsource some or all of its online presence and data management to third parties who host the actual servers and provide power and security in multiple data centers in each geographic location. These third-party facilities require uninterrupted access to the Internet. If the operation of the servers is interrupted for any reason, including natural disaster, financial insolvency of a third-party provider, or malicious electronic intrusion into the data center, its business would be significantly damaged. As has occurred with many Internet-based businesses, the Company may be subject to "denial-of-service" attacks in which unknown individuals bombard its computer servers with requests for data, thereby degrading the servers' performance. The Company cannot be certain it will be successful in quickly identifying and neutralizing these attacks. If either a third-party facility failed, or the Company's ability to access the Internet was interfered with because of the failure of Internet equipment in general or if the Company becomes subject to malicious attacks of computer intruders, its business and operating results will be materially adversely affected.

The Company's Employees May Engage In Misconduct Or Improper Activities

The Company, like any business, is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with laws or regulations,

provide accurate information to regulators, comply with applicable standards, report financial information or data accurately or disclose unauthorized activities to the Company. In particular, sales, marketing and business arrangements are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve improper or illegal activities which could result in regulatory sanctions and serious harm to the Company's reputation.

Limitation On Officer and Director Liability

The Company may provide for the indemnification of officers and directors to the fullest extent permitted by law and, to the extent permitted by such law, eliminate or limit the personal liability of officers and directors to the Company and its shareholders for monetary damages for certain breaches of fiduciary duty. Such indemnification may be available for liabilities arising in connection with this offering. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Changes In The Economy Could Have a Detrimental Impact

Changes in the general economic climate could have a detrimental impact on consumer expenditure and therefore on the Company's revenue. It is possible that recessionary pressures and other economic factors (such as declining incomes, future potential rising interest rates, higher unemployment and tax increases) may decrease the disposable income that customers have available to spend on products and services like those of the Company and may adversely affect customers' confidence and willingness to spend. Any of such events or occurrences could have a material adverse effect on the Company's financial results and on your investment.

Investor Funds Will Not Accrue Interest While In Escrow Prior To Closing

All funds delivered in connection with subscriptions for the securities will be held in a non-interest bearing escrow account until a closing of the offering, if any. If we fail to close prior to the termination date, investor subscriptions will be returned without interest or deduction. Investors in the securities offered hereby may not have the use of such funds or receive interest thereon pending the completion of the offering.

You Should Be Aware Of The Long-Term Nature Of This Investment

There is not now, and likely will not be, a public market, for the Shares. Because the Shares have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Shares may have certain transfer restrictions. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Shares may also adversely affect the price that you might be able to obtain for the Shares in a private sale. You should be aware of the long-term nature of your investment in the Company. You will be required to represent that you are purchasing the Securities for your own account, for investment purposes and not with a view

to resale or distribution thereof.

The Company's Actual Or Perceived Failure To Adequately Protect Personal Data Could Harm Its Business.

A variety of state, national, foreign, and international laws and regulations apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal data. These privacy and data protection-related laws and regulations are evolving, with new or modified laws and regulations proposed and implemented frequently and existing laws and regulations subject to new or different interpretations. Compliance with these laws and regulations can be costly and can
delay or impede the development of new products. The Company's actual, perceived or alleged failure to comply with applicable laws and regulations or to protect personal data, could result in enforcement actions and significant penalties against the Company, which could result in negative publicity, increase the Company's operating costs, subject the Company to claims or other remedies and may harm its business which would negatively impact the Company's financial wellbeing and your investment.

There Are Doubts About the Company's Ability to Continue as a Going Concern

The Company's independent auditors have raised doubts about the Company's ability to continue as a going concern, although the Company believes this is mitigated by the fundraising efforts of the Company as well as the intention for the Company to continue to receive support from affiliate companies. There can be no assurance that sufficient funds required during the next year or thereafter will be generated from operations or that funds will be available from external sources, such as debt or equity financings or other potential sources. The lack of additional capital resulting from the inability to generate cash flow from operations, or to raise capital from external sources would force the Company to substantially curtail or cease operations and would, therefore, have a material adverse effect on its business. The Company intends to overcome the circumstances that impact its ability to remain a going concern through a combination of the commencement of revenues, with interim cash flow deficiencies being addressed through additional financing. The Company anticipates raising additional funds through public or private financing, securities financing and/or strategic relationships or other arrangements in the near future to support its business operations; however, the Company may not have commitments from third parties for a sufficient amount of additional capital. The Company cannot be certain that any such financing will be available on acceptable terms, or at all, and its failure to raise capital when needed could limit its ability to continue its operations. The Company's ability to obtain additional funding will determine its ability to continue as a going concern. Failure to secure additional financing in a timely manner and on favorable terms would have a material adverse effect on the Company's financial performance, results of operations and Share price and require it to curtail or cease operations, sell off its assets, seek protection from its creditors through bankruptcy proceedings, or otherwise. Furthermore, additional equity financing may be dilutive to the holders of the Company's Shares, and debt financing, if available, may involve restrictive covenants, and strategic relationships, if necessary to raise additional funds, and may require that the Company relinquish valuable rights. Any additional financing could have a negative effect on Shareholders.

The Company Is Dependent On Its Distributors.

The Company sells most of its alcohol beverages to distributors for distribution to retailers and, ultimately, to drinkers. Although the Company currently has arrangements with distributors, sustained growth will require it to maintain such relationships and possibly enter into agreements with additional distributors. Changes in control or ownership within the current distribution network could lead to less support of the Company's products. Contributing to distribution risk is the fact that the Company's distribution agreements are generally terminable by the distributor on relatively short notice. While these distribution agreements contain provisions giving the Company enforcement and termination rights, some state laws prohibit the Company from exercising these contractual rights. The Company's ability to maintain its existing distribution arrangements may be adversely affected by the fact that many of its distributors may be reliant on one of the major wine producers for a large percentage of their revenue and, therefore, they may be influenced by such producers. If the Company's existing distribution agreements are terminated, it may not be able to enter into new distribution agreements on substantially similar terms, which may result in an increase in the costs of distribution. No assurance can be given that the Company will be able to maintain its current distribution network or secure additional distributors on terms not less favorable to the Company than its current arrangements.

Supply Of Agricultural, And Other Raw Materials, Certain Raw And Packaging Materials Purchased Under Supply Contracts; Supply Chain Disruptions And Inflation

Our wine manufacturers and packagers use a large volume of agricultural and other raw materials to produce our products. Our manufacturers and packagers use large amounts of various packaging materials, including glass, cardboard, and other products. Our manufacturers and packagers production facilities use electricity, natural gas, and other fuels in their operations. Certain raw materials and packaging materials are purchased under contracts of varying maturities. The supply, on-time availability, and price of raw, packaging, and other materials, energy, and other commodities have been and may continue to be affected by many factors beyond our control, including supply chain disruptions, inflationary pressures, market demand, global geopolitical events and military conflicts, droughts, health-related issues such as pandemics, storms, weather events, or natural or man-made disasters, economic factors affecting growth decisions, plant diseases, and theft. To the extent any of the foregoing factors (i) increases the costs of our products and we are unable or choose not to pass along such rising costs to consumers through increased selling prices or (ii) leads to a shortage of our product supply or inventory levels, we could experience a material adverse effect on our business, liquidity, financial condition, and/or results of operations.

Because The Company Does Not Have An Audit Or Compensation Committee, Shareholders Will Have To Rely On Management To Perform These Functions

The Company does not have an audit or compensation committee comprised of independent directors or any audit or compensation committee. Management performs these functions as a whole. Thus, there is a potential conflict in that management will participate in discussions concerning management compensation and audit issues that may affect management decisions.

The Shares in This Offering Have No Protective Provisions

The Shares in this offering have no protective provisions. As such, you will not be afforded protection, by any provision of the Shares or as a Shareholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar

transaction involving the Company. If there is a "liquidation event" or "change of control" for the Company, the Shares being offered do not provide you with any protection. In addition, there are no provisions attached to the Shares in the offering that would permit you to require the Company to repurchase the Shares in the event of a takeover, recapitalization or similar transaction involving the Company.

Investing In This Offering Using A Credit Card Has Several Risks

Should you choose to invest in this offering using a credit card, you should be aware of several risks. The SEC's Office of Investor Education and Advocacy has issued an alert to inform investors about risks in using credit cards to purchase an investment. In part, this alert states that investing using a credit card has several risks including, but not limited to high interest rates, credit risk, transaction fees, credit card abuse, unauthorized charges on your credit card statements and risks related to third-party payment processors. If you are considering investing in this offering by using a credit card, you are encouraged to read and review the investor alert at https://www.sec.gov/oiea/investor-alerts-and-bulletins/ia_riskycombination.

No Guarantee of Return on Investment

There is no assurance that you will realize a return on your investment or that you will not lose your entire investment. For this reason, you should read this Offering Statement and Form C and all exhibits and referenced materials carefully and should consult with your own attorney and business advisor prior to making any investment decision.

Changes In Tax Laws, Or Their Interpretation, And Unfavorable Resolution Of Tax Contingencies Could Adversely Affect The Company's Tax Expense

The Company's future effective tax rates could be adversely affected by changes in tax laws or their interpretation, both domestically and internationally. For example, in December 2017, the Tax Act was enacted into United States law. This legislation was broad and complex, and given its relatively recent enactment, regulations or other interpretive guidance are currently limited. Any change in the interpretation of the Tax Act or other legislative proposals or amendments could have an adverse effect on the Company's financial condition, results of operations, and cash flows. Furthermore, the effect of certain aspects of the Tax Act on state income tax frameworks is currently unclear, and potential changes to state income tax laws or their interpretation could further increase the Company's income tax expense. The Company's tax returns and positions (including positions regarding jurisdictional authority of foreign governments to impose tax) are subject to review and audit by federal, state, local and international taxing authorities. An unfavorable outcome to a tax audit could result in higher tax expense, thereby negatively impacting the Company's results of operations.

The Exclusive Forum Provision In The Subscription Agreement May Have The Effect Of Limiting An Investor's Ability To Bring Legal Action Against The Company And Could Limit An Investor's Ability To Obtain A Favorable Judicial Forum For Disputes.

The subscription agreement for this offering includes a forum selection provision that requires any claims against the Company based on the subscription agreement to be brought in a court of competent jurisdiction in the State of California other than claims brought to enforce any duty or liability created by the Securities Act of 1933 or the Securities Exchange Act of 1934,

or the rules and regulations thereunder. This provision does not apply to purchasers in secondary transactions. This provision may have the effect of limiting the ability of investors to bring a legal claim against the Company due to geographic limitations. There is also the possibility that the exclusive forum provision may discourage shareholder lawsuits, or limit shareholders' ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company and its officers and directors. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, the Company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect the Company's business and financial condition.

You Will Need To Keep Records Of Your Investment For Tax Purposes.
As with all investments in securities, if you sell the Shares, you will probably need to pay tax on the long-term or short-term capital gains that you realize if sold at a profit or set any loss against other income. If you do not have a regular brokerage account, or your regular broker will not hold the Shares for you (and many brokers refuse to hold Regulation CF securities for their customers) there will be nobody keeping records for you for tax purposes and you will have to keep your own records, and calculate the gain on any sales of any securities you sell.

The Shares Of Class C Common Stock Being Offered Are Subject To Drag-Along Rights

The Shares of Class C Common Stock being offered in this Offering Circular are subject to drag-along rights. As stated in the Company's Bylaws, the holder or holders of at least a majority of the outstanding Class A Common Stock (the "Drag-Along Seller") have the right to seek and approve a drag-along sale of the corporation. If at any time, the Drag-Along Seller receives a bona fide offer from an independent purchaser for a drag-along sale, the Drag-Along Seller shall have the right to require that each other shareholder participate in the sale in the manner provided in the Bylaws. If you invest in the Shares, you will be subject to this provision and may be required to participate in such a sale as set out in the Bylaws. You should be aware that there is uncertainty as to whether a court would enforce this provision of the Bylaws and/or these drag along rights and take that into account before making a decision to invest in the Company.

Regulatory and Legal Hurdles

The operation of our wine business and the wholesale and retail distribution of wine are each subject to obtaining various liquor licenses or other licensure in the states in which such operations take place. An unanticipated delay or unexpected costs in obtaining or renewing such licenses, or unanticipated hurdles which have to be overcome or expenses which have to be paid, could result in a material adverse effect on the Company's business plan and financial results and on your investment.

Government and Other Campaigns and Laws Could Reduce Demand

Government-sponsored campaigns and campaigns by other third parties against excessive drinking, licensing reforms relating to the sale of alcoholic beverages and changes in drunk driving laws and other laws may reduce demand for the Company's products and any change in alcohol legislation and other legislation could have an impact upon present and future products which the Company may produce, which could have a material adverse effect on the Company's financial results and on your investment.

The Company's Advertising and Promotional Investments May Affect the Company's Financial Results

The Company expects to continue to incur significant advertising, marketing and promotional expenditures to enhance its brands. These expenditures may adversely affect the Company's results of operations and may not result in increased sales. Variations in the levels of advertising, marketing and promotional expenditures are expected to cause variability in the Company's results of operations. While the Company will attempt to invest only in effective advertising, marketing and promotional activities, it is difficult to correlate such investments with sales results, and there is no guarantee that the Company's expenditures will be effective in building brand equity or growing short term or long-term sales.

Changes in Public Attitudes and Tastes Could Harm the Company's Business and Regulatory Changes in Response to Public Attitudes and Tastes Could Adversely Affect the Company's Business.

The alcoholic beverage industry has been the subject of considerable societal and political attention for several years, due to public concern over alcohol-related social problems, including driving under the influence, underage drinking and health consequences from the misuse of alcohol, including alcoholism. As an outgrowth of these concerns, the possibility exists that advertising by wine companies could be restricted, that additional cautionary labeling or packaging requirements might be imposed, that further restrictions on the sale of alcohol might be imposed or that there may be renewed efforts to impose increased excise or other taxes on wine sold in the United States. Some sectors of the alcohol industry have experienced a decline in shipments over the last ten years. Many believe that this decline is due to declining alcohol consumption per person in the population, drinkers trading up to drink high quality wines, health and wellness trends and increased competition from beer and spirits and even cannabis companies. If consumption of the Company's products in general were to come into disfavor among domestic drinkers, or if the wine industry were subjected to significant additional societal pressure or governmental regulations, the Company's business could be materially adversely affected. Certain states are considering or have passed laws and regulations that allow the sale and distribution of marijuana. Currently it is not possible to predict the impact of this on sales of alcohol, but it is possible that legal marijuana usage could adversely impact the demand for the Company's products.

The Company May Be Dependent on Key Packaging Suppliers And Packaging Costs Could Harm the Company's Financial Results

The loss of any of the Company's packaging materials suppliers could, in the short-term, adversely affect the Company's results of operations, cash flows and financial position. Acquisition and consolidation activity in several of the packaging supplier networks which could potentially lead to disruption in supply and changes in economics. If packaging costs continue to increase, there is no guarantee that such costs can be fully passed along through increased prices without affecting the Company's operations.

The Company's Operations Are And Will Be Subject to Certain Operating Hazards Which Could Result in Unexpected Costs or Product Recalls That Could Harm the Company's Business.

The Company's operations are subject to certain hazards and liability risks faced by all alcohol manufacturers and sellers, such as potential contamination of ingredients or products by bacteria or other external agents that may be wrongfully or accidentally introduced into products or packaging, various insect, animal, bacteria, disease or viruses affecting the grapes from which our wine is made, or defective packaging and handling. Such occurrences may create bad tasting wine or pose health risk to the consumer or risk to the integrity and safety of the packaging. These could result in unexpected costs to the Company and, in the case of a costly product recall, potentially serious damage to the Company's reputation for product quality, as well as product liability claims.

International Operations, Worldwide And Regional Economic Trends And Financial Market Conditions, Geopolitical Uncertainty, Or Other Governmental Rules And Regulations

Risks associated with international operations, any of which could have a material adverse effect on our business, liquidity, financial condition, and/or results of operations, include:

- changes in political, economic, social, and labor conditions in U.S. and international locales;
- potential disruption from wars and military conflicts, including the Russia-Ukraine conflict, the Israel-Hamas conflict, terrorism, civil unrest, kidnapping, and drug-related, workplace, or other types of violence;
- restrictions on foreign ownership and investments or on repatriation of cash earned in countries outside the U.S.;
- import and export requirements and border accessibility;
- protectionist trade policies, sanctions, and tariffs;
- foreign currency exchange rate fluctuations, which may reduce the U.S. dollar value of net sales, earnings, and cash flows from non-U.S. markets or increase our supply chain costs, as measured in U.S. dollars, in those markets;
- a less developed and less certain legal and regulatory environment in some countries, which, among other things, can create uncertainty regarding contract enforcement, intellectual property rights, privacy obligations, real property rights, and liability issues; and
- inadequate levels of compliance with applicable domestic and foreign anti-bribery and anticorruption laws, including the Foreign Corrupt Practices Act.

Unfavorable global or regional economic conditions, including economic slowdown or recession, instability in the banking sector, and the disruption, volatility, and tightening of credit and capital markets, as well as unemployment, tax increases, governmental spending cuts, or continuing high levels of inflation, could affect consumer spending patterns and purchases of our products. These could also create or exacerbate credit issues, cash flow issues, and other financial hardships for us and our suppliers, distributors, retailers, and consumers. The inability of suppliers, distributors, and retailers to access liquidity could impact our ability to produce and distribute our products. We could also be affected by nationalization of our international operations, unstable governments, unfamiliar or biased legal systems, intergovernmental disputes, or animus against the U.S. Any determination that our operations or activities did not comply with applicable U.S. or foreign laws or regulations could result in the imposition of fines and penalties, interruptions of business, terminations of necessary licenses and permits, and other legal and equitable sanctions.

IN ADDITION TO THE RISKS LISTED ABOVE, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY THE COMPANY'S MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE ALL RISKS THAT MAY AFFECT THE COMPANY. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER THE COMPANY WILL SUCCESSFULLY EFFECTUATE THE COMPANY'S CURRENT BUSINESS PLAN. EACH PROSPECTIVE INVESTOR IS ENCOURAGED TO CAREFULLY ANALYZE THE RISKS AND MERITS OF AN INVESTMENT IN THE SHARES AND SHOULD TAKE INTO CONSIDERATION WHEN MAKING SUCH ANALYSIS, AMONG OTHER FACTORS, THE RISK FACTORS DISCUSSED ABOVE, AS WELL AS OTHERS NOT DISCUSSED ABOVE. DUE TO THESE LISTED FACTORS, AND OTHERS DESCRIBED ELSEWHERE OR NOT PRESENTLY FORESEEN OR DESCRIBED HEREIN, THE PURCHASE OF THE SECURITIES INVOLVES AN EXTREME DEGREE OF RISK. THE SECURITIES SHOULD BE PURCHASED ONLY BY INVESTORS WHO CAN AFFORD TO SUSTAIN A TOTAL LOSS OF THEIR INVESTMENT AND WHO HAVE NO NEED FOR LIQUIDITY WITH RESPECT TO THIS INVESTMENT.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of The Hidden Sea USA, Inc.'s holders of 20% or more of any class of voting securities as well as all officers or directors and all others not in those categories as of the date of this Offering Statement filing.

Starting Cap Table Pre-Reg CF	Class A Common Shares (Voting)		Class B Common Shares (Non-Voting)		Total Shares	
Name	QTY	%	QTY	%	QTY	%
Richie Holdings Pty Ltd	66	66.00%	6,628,917	58.92%	6,628,983	58.92%
Skatter Corp Pty Ltd	34	34.00%	3,370,983	29.96%	3,371,017	29.96%
Equity Incentive Plan SPV (reserved)	0	0.00%	1,250,000	11.11%	1,250,000	11.11%
Total	100	100.00%	11,249,900	100.00%	11,250,000	100.00%

Richie Holding Pty Ltd. is an entity majority owned and controlled by Richard Vandenberg, an officer and director of the Company.

Skatter Corp Pty. Ltd. is an entity majority owned and controlled by Justin Moran, a founder of the Company.

The following table sets forth information regarding beneficial ownership of The Hidden Sea USA, Inc. following the Regulation CF round, assuming all $2,500,000.00 of Shares are sold in this offering.

Cap Table Post-Reg CF	Class A Common Shares (Voting)		Class B Common Shares (Non-Voting)		Total Shares	
Name	QTY	%	QTY	%	QTY	%
Richie Holdings Pty Ltd	66	66.00%	6,628,917	53.03%	6,628,983	53.03%
Skatter Corp Pty Ltd	34	34.00%	3,370,983	26.97%	3,371,017	26.97%
Equity Incentive Plan SPV (reserved)	0	0.00%	1,250,000	10.00%	1,250,000	10.00%
Regulation CF Investors	0	0.00%	1,250,000	10.00%	1,250,000	10.00%
Total	100	100.00%	12,499,900	100.00%	12,500,000	100.00%

The Company has the right to place all Regulation CF investors into a "crowdfunding vehicle" which would be listed as one entry on the cap table. The Company plans, but is not obligated to do so. For more on the "crowdfunding vehicle" – please see section below titled "Crowdfunding Vehicle."

The Company's Securities

The Hidden Sea USA, Inc. has authorized two classes of securities: Class A Common Shares and Class B Common Shares. As part of the Regulation Crowdfunding offering, The Hidden Sea USA, Inc. is not offering any Class A Common Shares. As part of the Regulation Crowdfunding offering, The Hidden Sea USA, Inc. is offering only 1,250,000 Class B Common Shares.

Voting and Management Rights

There are no voting rights associated with The Hidden Sea USA, Inc. Class B Common Shares other than those reserved by Delaware law or set out in The Hidden Sea USA, Inc. Bylaws and any amendments thereto. All management decisions will lie with the Company's management and directors as well as Class A Common Shareholders.

Holders of The Hidden Sea USA, Inc. Class B Common Shares shall have practically no voting rights and take no part in the management or control of The Hidden Sea USA, Inc.'s business, and have no right or authority to act for The Hidden Sea USA, Inc. or to vote on matters other than the matters expressly set forth in The Hidden Sea USA, Inc. Bylaws or under Delaware law.

Crowdfunding Vehicle

All investors in this offering irrevocably agree and consent that the Subscription Agreement each signs shall give The Hidden Sea USA, Inc. the right to assign the Subscription Agreement, and to assign all Class B Common shareholders who invest in this Regulation Crowdfunding offering, to and into a "crowdfunding vehicle" named The Hidden Sea USA CF SPV, LLC in The Hidden Sea USA, Inc.'s absolute discretion at any time in the future. Ownership interests in the crowdfunding vehicle shall be on a one-to-one basis and a dollar-for-dollar basis with the Class B Common Shares is so assigned. There will be no economic difference to an investor between ownership of the Class B Common Shares in this offering and the equity held in the crowdfunding vehicle if assigned. Such a move would be undertaken primarily to avoid having a large number of names on the Company's cap table, which may be beneficial in the future for merger, acquisition or other purposes. All investors in this offering also hereby irrevocably agree and consent that the Subscription Agreement shall give The Hidden Sea USA, Inc. and its management or assigns the right and power of attorney to execute on the investor's behalf any document necessary (including but not limited to a joinder) that binds the investor to the Bylaws and any amendments thereto by The Hidden Sea USA, Inc. and any Limited Liability Company Agreement or any amendment thereto of The Hidden Sea USA CF SPV, LLC now, or in the future. All investors in this offering irrevocably waive the right to personally sign a joinder or similar document to be bound by The Hidden Sea USA CF SPV, LLC Limited Liability Company Agreement.

What It Means To Be A Minority Shareholder

As a minority holder of Shares of The Hidden Sea USA, Inc., you will have limited rights in regard to the corporate actions of the company, including additional issuances of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering will have virtually no voting rights may have rights less than those of other investors, and will have limited influence on the corporate actions of The Hidden Sea USA, Inc.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional securities. In other words, when the company issues more securities, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of securities outstanding could result from a stock offering (such as an initial public offering, another equity crowdfunding round, a venture capital round, angel investment, employees or others exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, convertible shares or warrants) into shares.

If The Hidden Sea USA, Inc. decides to issue more securities, an investor could experience value dilution, with each Share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per Share.

Transferability of securities

For a year, the securities you are purchasing in this offering can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

The Hidden Sea USA, Inc. has made no issuances of securities other than to its founders and with those shares reserved by the creation of an Equity Incentive Plan within the last three years.

The Hidden Sea USA, Inc.'s funding in the past three years has come from Limestone Coast Wines Pty Ltd.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Statement. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Statement.

Statements, other than statements of historical facts, included in this Offering Statement and its exhibits address activities, events or developments that The Hidden Sea USA, Inc. and its management anticipate will or may occur in the future. These forward-looking statements include such things as investment objectives, business strategy, estimated future capital expenditures, competitive strengths and goals, references to future success, and other similar matters. These statements are based on certain assumptions and analyses made by The Hidden Sea USA, Inc. and its management in light of their experience and their perception of historical trends, current conditions and expected future developments. However, whether actual results will conform with these expectations is subject to a number of risks and uncertainties, many of which are beyond the control of the Company, including general economic, market or business conditions and changes in laws or regulations and other risks. See "Risk Factors." Thus, all of the forward-looking statements made in this Offering Statement and its exhibits are qualified by these cautionary statements. There can be no assurance that actual results will conform with the expectations of The Hidden Sea USA, Inc. and its management.

Please see the financial statements attached as Exhibit B for subsequent events and applicable disclosures.

Results of Operations

How long can the business operate without revenue:

The Company could operate for up to 12 months without revenue by cutting expenses and drawing on the cash on hand.

Foreseeable major expenses based on projections:

All foreseeable major expenses are predicated on raising capital in this offering. Therefore, no major capital expenditures will be made unless the offering is successful. If it is successful, working capital expenditures will be made to increase sales resources, provide additional marketing support and run a feasibility on creating an urban cellar door.

Future operational challenges:

The operational challenges we face are primarily sales and logistics related. We will need to ensure we have an efficient flow of product through our distribution channels and our sales team are able to effectively drive both direct sales and via our import and distribution partners.

Future challenges related to capital resources:
If this offering is successful, we do not anticipate future challenges related to capital resources unless our sales fall below our forecasted expectations. Under this scenario we would need to look at both reducing expenses and raising additional capital.

<u>Future milestones and events</u>:

Our next milestone is to increase our sales in the next calendar year.

<u>Liquidity and Capital Resources</u>

<u>What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)</u>

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of June 30, 2023 and 2022, the Company had $24,182 and $47 of cash on hand, respectively.

As of the date of filing of this Form C, the cash on hand is approximately $13,945.

<u>How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)</u>

The funds from this offering are critical to the Company's operations in that they will allow the company to grow its sales and marketing resources in the United States. However, the Company is not reliant on the offering to operate the Company's business as it exists today.

<u>Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)</u>

The funds from this offering are not necessary to the viability of the Company's operations.

<u>How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?</u>

The Company will continue to operate on an indefinite basis based on revenues generated by the ongoing business. Should the minimum amount of capital be raised, the Company will have to scale back on its growth strategy plans by reducing expenses in line with sales to ensure its ongoing viability.

<u>How long will you be able to operate the company if you raise your maximum funding goal</u>?

The Company will continue to operate on an indefinite basis based on revenues generated by the ongoing business if the maximum is raised in this offering. The capital raised will allow the company to execute on its growth strategy.

<u>Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)</u>

Nothing is currently planned, but the company can establish lines of credit as the market allows.

Indebtedness

The Hidden Sea USA, Inc. has debt in the amount of $372,703.00 to a related party as of the date of this offering Statement.

Related Party Transactions

Name of Entity: Limestone Coast Wines Pty Ltd
Relationship to Company: Common stock holders
Nature/amount of interest in the transaction: Funding working capital and startup costs
Material Terms: Unsecured

Valuation

Pre-Money Valuation of The Hidden Sea USA, Inc.: $25,000,000,000

Valuation Details: The valuation is based on projections of management and other subjective valuation criteria.

Use of Proceeds

The proposed use of proceeds by The Hidden Sea USA, Inc. once the convertible note is purchased, includes:

If only the target amount is raised, the funds will be used for expenses of the offering and point of sale materials.

If the maximum is raised, the Company anticipates using the funds as follows:

$525,000
Sales resources including new sales staff members

$1,125,000
Marketing execution - Mobile tasting and activation vehicle, events, geotargeting, ambassador support, DTC membership development. Sales incentives for import and distribution partners. Brand Collaborations.

$550,000
Inventory Build and in market brand launch costs.

$100,000
Brand NPD/Cellar Door & online marketplace concepts and feasibility study

$200,000
Offering costs and fees

Management of the Company has wide latitude and discretion in the use of proceeds from this offering. At present, management's best estimate of the use of proceeds, at two funding milestones, is set out in the chart above. However, potential investors should note that this chart contains only the best estimates of the Company's management based upon information

available to them at the present time, and that the actual use of proceeds is likely to vary from this chart based upon circumstances as they exist in the future, various needs of the Company at different times in the managers of the Company may be paid salaries and receive benefits that are commensurate with similar companies.

The Company reserves the right to change the use of proceeds set out herein based on the needs of the ongoing business of the Company and the discretion of the Company's management. The Company may reallocate the estimated use of proceeds among the various categories or for other uses if management deems such a reallocation to be appropriate.

Regulatory Information

The Company has certified that all of the following statements are TRUE for the Company in connection with this offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that act (15 U.S.C. 80a-3(b) or 80a-3(c));

4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Disqualification

No disqualifying event has been recorded in respect to the Company or its officers, directors or managers.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than October 30 (120 days after Fiscal Year End). Once posted, the annual report will be found on the Company's website at www.thehiddensea.com.

The Company must continue to comply with the ongoing reporting requirements until:

- it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;
- it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;
- it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this offering may be found at: www.OwnHiddenSea.com.

Investing Process

The Hidden Sea USA, Inc. (the "Company") is offering up to $2,500,000.00 (the "Maximum Offering") in Class B Common Shares of The Hidden Sea USA, Inc. at $2.00 per Share, under Regulation Crowdfunding. The Company is attempting to raise a minimum amount of $10,000.00 in this offering (the "Minimum Offering") with oversubscriptions to be allocated at the Company's discretion. The Company must receive commitments from investors in an amount totaling the Minimum Offering by 11:59 PM Pacific on May 15, 2024 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Offering by the Offering Deadline, no Securities will be sold in the offering, all investment commitments will be cancelled and all committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the offering Deadline at its discretion.

The offering is being made through Cultivate Capital Group LLC (the "Intermediary"). In order to purchase the Shares, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security, indefinitely and nether the Intermediary nor the Company are required to correct any errors or omissions made by the investor. Investor funds will be held in escrow with Enterprise Bank and Trust until the Target Offering amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing in which their Shares are issued, whichever comes first using the cancellation mechanism provided by the Intermediary. **Any investor using a credit card to invest must represent and warrant to not claim fraud or claw back their committed funds to cancel their investment commitment, any cancelled investment commitments must be requested through the Intermediary 48 hours prior to the Offering Deadline or the closing in which the investor's Shares are issued.**

The Company will notify investors when the Minimum Offering has been reached. If the Company reaches the Minimum Offering prior to the Offering Deadline, it may close the offering at least five (5) days after reaching the Minimum Offering and providing notice to the Investors. If any material change (other than reaching the Minimum Offering) occurs related to the offering prior to the Offering Deadline, the Company will provide notice to investors and receive reconfirmations from Investors who have already made commitments. If an investor does not reconfirm his or her investment commitment after a material change is made to the terms of the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon closing of the offering and the investor will receive the Shares in exchange for his or her investment. Any investor funds received after the initial closing will be released to the Company upon a subsequent closing and the investor will be notified via e-mail of the issuance of their Shares, which will be held in book entry form and will not be certificated in exchange for his or her investment as soon as practicable thereafter.

Subscription agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective investor's funds will be returned without interest or deduction.

Investors will be notified via e-mail of the issuance of their Shares when compliance is complete and a closing takes place involving their investment. All Shares are held in book entry form and no certificates will be issued.

The price of the Shares was determined arbitrarily. The minimum amount that an investor may invest in the offering is $250.00.

NEITHER CULTIVATE CAPITAL GROUP LLC, THE INTERMEDIARY, NOR ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE INTERMEDIARY AND THE ESCROW AGENT MAKE NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE INTERMEDIARY'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSE OF ACTING AS A SERVICE PROVIDER. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

EXHIBIT B TO FORM C
FINANCIAL STATEMENTS

THE HIDDEN SEA USA, INC.

(a Delaware corporation)

Financial Statements and Independent Auditor's Report

for the fiscal years ended

June 30, 2023 and 2022



INDEPENDENT AUDITOR'S REPORT

September 25, 2023

To: Board of Directors, THE HIDDEN SEA USA, INC.
         Attn: Andrew Cheesman
Re: 2023 and 2022 Financial Statement Audit

We have audited the accompanying consolidated financial statements of THE HIDDEN SEA USA, INC. (a corporation organized in Delaware) (the "Company"), which comprise the balance sheets as of June 30, 2023 and 2022, and the related statements of operations, shareholder equity, and cash flows for the fiscal year periods ended June 30, 2023 and 2022, and the related notes to such financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2023 and 2022, and the results of its operations, shareholder equity and its cash flows for the fiscal year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Critical Audit Matters

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in notes to the financial statements, the Company has stated that there could be substantial doubt about the Company's ability to continue as a going concern although that risk is mitigated by the fundraising efforts of the Company as well as the intention for the Company to continue to receive support from affiliate companies. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

September 25, 2023

THE HIDDEN SEA USA, INC.
BALANCE SHEET
As of June 30, 2023 and 2022
See Independent Auditor's Report and Notes to the Financial Statements

ASSETS		FYE 2023		FYE 2022
Current Assets				
Cash and cash equivalents	$	24,182	$	47
Prepaid expenses		42,500		0
Total current assets		66,682		47
Security deposits		8,500		0
Total Assets	**$**	**75,182**	**$**	**47**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities				
Due to affiliate		119,896		28,141
Total Current Liabilities		119,896		28,141
Total Liabilities		119,896		28,141
SHAREHOLDERS' EQUITY				
Common Stock (10,000,000 shares of $0.00001 par value per share, authorized, 10,000,000 and 10,000,000 shares issued and outstanding as of June 30, 2023 and 2022, respectively)		0		0
Retained earnings, less distributions		(44,714)		(28,094)
Total Shareholders' Equity		(44,714)		(28,094)
Total Liabilities and Shareholders' Equity	**$**	**75,182**	**$**	**47**

THE HIDDEN SEA USA, INC.
STATEMENT OF OPERATIONS
For Fiscal Years Ended June 30, 2023 and 2022
See Independent Auditor's Report and Notes to the Financial Statements

	FYE 2023	FYE 2022
Revenues	$ 0	$ 0
Operating expenses		
Professional fees	16,620	28,094
Total operating expenses	16,620	28,094
Net Operating Income (Loss)	(16,620)	(28,094)
Net Income (Loss)	$ (16,620)	$ (28,094)

THE HIDDEN SEA USA, INC.
STATEMENT OF SHAREHOLDER EQUITY
For Fiscal Years Ended June 30, 2023 and 2022
See Independent Auditor's Report and Notes to the Financial Statements

| | Common Stock | | | |
	# of shares	$	Retained Earnings	Total Shareholder Equity
Balance as of July 1, 2021	**10,000,000**	**$ 0**	**$ 0**	**$ 0**
Net loss			(28,094)	(28,094)
Balance as of June 30, 2022	**10,000,000**	**$ 0**	**$ (28,094)**	**$ (28,094)**
Net loss			(16,620)	(16,620)
Balance as of June 30, 2022	**10,000,000**	**$ 0**	**$ (44,714)**	**$ (44,714)**

THE HIDDEN SEA USA, INC.
STATEMENT OF CASH FLOWS
For Fiscal Years Ended June 30, 2023 and 2022
See Independent Auditor's Report and Notes to the Financial Statements

	FYE 2023	FYE 2022
Operating Activities		
Net Income (Loss)	$ (16,620)	$ (28,094)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Changes in operating asset and liabilities:		
(Increase) Decrease in prepaid expenses	(42,500)	0
Net cash used in operating activities	(59,050)	(28,094)
Investing Activities		
Security deposits	(8,500)	0
Net cash used in investing activities	(8,500)	0
Financing Activities		
Proceeds from affiliate funding	91,685	28,094
Net cash provided by financing activities	91,685	28,094
Net change in cash and cash equivalents	24,138	0
Cash and cash equivalents at beginning of period	47	47
Cash and cash equivalents at end of period	$ 24,182	$ 47
Cash paid for interest	$ 0	$ 0
Cash paid for income taxes	$ 0	$ 0

THE HIDDEN SEA USA, INC.
NOTES TO FINANCIAL STATEMENTS
See Independent Auditor's Report
For Fiscal Years Ended June 30, 2023 and 2022

NOTE 1 – NATURE OF OPERATIONS

THE HIDDEN SEA USA, INC. (which may be referred to herein as the "Company", "we," "us," or "our") was incorporated in Delaware on October 7, 2015. The Company aims to clean the ocean from pollutants.

Since inception, the Company has relied on contributions from owners and securing related party loans to fund its operations. As of June 30, 2023, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. During the next twelve months, the Company intends to fund its operations with a combination of a capital raise, bank funding and funding from revenue producing activities. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. Additionally, in 2023, the Company faced economic uncertainty due to the economic conditions, including rising inflation and interest rates, in the United States.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of June 30, 2023 and 2022, the Company had $24,182 and $47 of cash on hand, respectively.

Fixed Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to seven years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Intangible Assets
The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 20 years.

Identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount

exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset. The Company has not recorded any impairment of intangible assets as of June 30, 2023.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

Sales Income - During 2019, the company adapted the provision of ASU 2014-09 Revenue from Contracts with Customers ("ASC 606").

ASC 606 provides a five-step model for recognizing revenue from contracts:

- Identify the contract with the customer
- Identify the performance obligations within the contract
- Determine the transaction price
- Allocate the transaction price to the performance obligations
- Recognize revenue when (or as) the performance obligations are satisfied

The Company's has not yet generated significant revenues.

Startup Costs
Under the principles of ASC 720, the Company expenses startup, preoperation, or organization costs in the period they are incurred.

Accounts Receivable
The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted this ASU on January 1, 2022 and it did not have any effect on its financial statements.

In January 2017, the FASB issued ASU 2017-04, *Intangibles – Goodwill and Other (Topic 350), simplifying Accounting for Goodwill Impairment ("ASU 2017-04")*. ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2017-04 will have on the Company's financial statements.

In December 2019, the FASB issued ASU No. 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes ("ASU 2019-12"),* which simplifies the accounting for income taxes, eliminates certain exceptions within ASC 740, Income Taxes, and clarifies certain aspects of the current guidance to promote consistency among reporting entities. The ASU is effective for fiscal years beginning after December 15, 2021, and interim periods within

fiscal years beginning after December 15, 2022, with early adoption permitted. The Company adopted this standard in 2022, which did not have a material impact on Company's financial condition or results of operations.

In August 2020, FASB issued ASU 2020-06, *Accounting for Convertible Instruments and Contracts in an Entity; Own Equity ("ASU 2020-06"),* as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The Company adopted ASU 2016-02 on January 1, 2022 and it did not have any effect on its financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3 – FIXED AND INTANGIBLE ASSETS

The Company has not yet acquired significant fixed or intangible assets.

NOTE 4 – INCOME TAX PROVISION

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of June 30, 2023 and 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of June 30, 2023, the Company had federal net operating loss ("NOL") carryforwards which can be used to offset up to 80 percent of a future year's taxable income. Utilization of some of the federal NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to

offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of June 30, 2023 and 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of June 30, 2023 and 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its federal and state jurisdictions for each year in which a tax return was filed.

NOTE 5 – EQUITY

Common Stock
The Company's authorized share capital as of June 30, 2023 consists 10,000,000 shares, $0.00001 par value per share, designated as common shares. As of June 30, 2023 and 2022, 10,000,000 and 10,000,000 common shares were issued and outstanding, respectively and all held by a single shareholder.

NOTE 6 – DEBT

As of June 30, 2023, the Company had borrowed, on a revolving, unsecured basis, a total of $119,896 from its parent company, Limestone Coast Wines Pty Ltd. The affiliate payable is classified as a current liability.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company is not aware of any related party transactions as of the balance sheet date. The Company, may, from time to time, engage in transaction that are not guaranteed to be at arm's length in the future.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Operating Leases
The Company did not enter into any material operating leases as of June 30, 2023 and 2022.

Contingencies
The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims
From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of June 30, 2023 and 2022, the Company is not subject to litigation.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The accompanying financial statements do not include any adjustments that might result from uncertainty that the Company may not be able to continue as a going concern if it exhausts its cash resources pursuing profitable operations.

NOTE 10 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company anticipates continuing to offer and sell shares of its common stock in a securities offering intending to be exempt from registration under the Securities Act in reliance on Regulation CF promulgated thereunder. The details of this offering have not yet been finalized.

Management's Evaluation
Management has evaluated subsequent events through September 25, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C
PROFILE SCREENSHOTS

THE HIDDEN SEA TEAM PERKS UPDATES FAQ LOGIN INVEST

OWN YOUR OWN WINE BRAND

WITH ALL THE HARD WORK DONE FOR YOU

Be a part of every bottle sold in the U.S. and be a part of a solution to save the sea



Invest In The Hidden Sea USA Winery
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ENJOY YOUR WINE






AWARD-WINNING | SUSTAINABLE | OCEAN-SAVING | VEGAN-FRIENDLY

PREMIUM WINE

YOU GET TWO BOTTLES (AND OTHER PERKS) WHEN YOU INVEST $250 OR MORE IN THE HIDDEN SEA USA



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WHAT WE'LL DO

TOGETHER

We have a goal to build a brand that's an attractive acquisition target, and you can be a part of the journey. Here's what that looked like with two other California-based brands:

• Meiomi Wines was acquired by Constellation Brands in 2015, for **$315 MILLION**
• The Prisoner Wine Co. was acquired by Constellation Brands in 2019, for approximately **$285 MILLION**

The Hidden Sea USA offers promising growth prospects as it expands from its base in California across the U.S., and this is **YOUR CHANCE** to participate in this opportunity. Your investment will contribute to this growth, and give you a piece of every wine bottle sold in the U.S. market (the biggest wine market in the world).

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BRAND
HIGHLIGHTS

• The wine is **ALREADY IN MORE THAN 600 U.S. LOCATIONS,** including Kroger, Ralphs, Albertsons, Safeway, Smiths, Fred Meyer, and Amazon Fresh

• Hundreds of **5-STAR REVIEWS** and **AWARDS** from around the world

• A management team with over **60-YEARS COMBINED EXPERIENCE** in the wine business

AS SEEN ON

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COMPANY NAME

THE HIDDEN SEA USA, INC.

MINIMUM INVESTMENT

$250

MAX OFFERING

$2,500,000

MINIMUM TO FIRST CLOSING

$10,000

TOTAL INVESTMENT COMMITMENTS

$219,968



THE NUMBERS

DISCLAIMER

These charts represent U.S. sales made by our affiliated global company, and are not represented in the financials of The Hidden Sea USA, Inc. (which is taking over sales when the current U.S. stock is exhausted).





*Includes 15,900 cases sold as a brand collaboration to Cooper's Hawk

THE PLAN

1. Maintain alignment between the brand, our importer (Precept), and our distributor partners in each state

2. Execute integrated sales and marketing plans to keep The Hidden Sea brand top-of-mind with the distributor sales teams

3. Build brand awareness through our mission, and by leveraging our brand ambassador network

THE TEAM



RICHIE VANDENBERG Co-founder and CEO
A 4th-generation grape grower and avid ocean kayaker, Richie has seen first-hand the destruction brought by ocean waste plastic. So, The Hidden Sea was born.



JUSTIN MORAN Co-founder
Touted by The Age Newspaper as one of the Top 30 people who influenced Victoria, AUS in 2006. "We're all citizens of the world, and there's only one ocean."



LEISHA MUNRO Winemaker
Bachelor of Oenology and has traveled the wine regions of the world (completing 9 vintages), Leisha now leads The Hidden Sea's global winemaking efforts.



ANDREW CHEESEMAN Financial Advisor
Qualified Accountant from BDO who has held leadership positions with various high-profile wine companies, including Lion Nathan, and Petaluma Limited.



TIM SZONYI Strategic Advisor
Global strategy expert with 4 years at McKinsey & Co. as a leader in marketing and sales, and consumer and retail practices. Over 20 years experience in the alcohol industry.



JUSTIN KOSMINA Commercial Sales Manager
Global sales leader with over 10 years experience at businesses such as Treasury Wine Estates, and Swisse Vitamins.

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CUSTOMER FEEDBACK



"Absolutely delicious wine, at a great price. And to top it off, you're helping clear the ocean of plastic."
-Alex M

HUNDREDS OF 5-STAR REVIEWS

Amy M. ✓
★★★★★
Such a nice spritz. Perfect balance between dry and sweet with just the right amount of bubble. I bought a box of six after trying it for the first time. It's a must!!!

Miranda S. ✓
★★★★★
Mixed 6 is a great way to try different wines. We got Chardonnay, Rose and Shiraz - all of good quality. LOVE that we're not only buying good-value high-quality wine, we're also contributing to ocean clean up! Will definitely buy again.

Melissa R. ✓
★★★★★
Great value, easy drinking wines. The mix and match 6 pack is perfect, because it allows me to choose the wines I want. So far, I'm loving the Rose and Chardonnay. Will definitely order again!

Rachel M. ✓
★★★★★
DELICIOUS!! Mwahhhh 😘😘

Minét L. ✓
★★★★★
Really enjoy drinking this wine, smooth taste, great for after a busy week at work

Grace D. ✓
★★★★★
Very smooth, easy drinking Pinot! Will buy again for sure.

Brett L. ✓
★★★★★
To see a mid week promo email from the Hawks, then turn into a Friday afternoon delivery to my door of great value & great favour wine 🍷 was incredible but the kicker with helping clear the ocean, just made it even more enjoyable! Thank you & well done ✅

Karin H. ✓
★★★★★
Absolutely beautiful, I'm drinking so quickly I'll have to order more, and it's doing good so I feel better drinking it.

Andrew P. ✓
★★★★★
Huge fan of The Hidden Sea wines and everything they do to help clean the ocean! These wines are all very unique and delicious in their own way. Give these a try, you won't regret it.

Letitia B. ✓
★★★★★
I ordered this wine for our early Christmas lunch table and a couple for gifts. Both were a success they went very well with

Mark G. ✓
★★★★★
Easy to drink and tastes great. 👍 Probably more of a summer drink, but that didn't stop me opening one in July 😊

Anne G. ✓
★★★★★
A really beautiful Shiraz!

Denise F. ✓
★★★★★
Fantastic service, quick delivery and an amazing drink - all while doing something benefitial for the environment! Win! Win!

Jillian P. ✓
★★★★★
Perfect rose and awesome whites. Highly recommended 👌

Eve W. ✓
★★★★★
Love all of your wine. Especially the Shiraz, Pinot Grigio and Rose. Love helping the environment too.

Kristine L. ✓
★★★★★
Beautiful wine and a great cause. I found the wines light , crisp and refreshing. The bottles are particularly interesting and memorable.

Julia W. ✓
★★★★★
Easy to order and quick delivery. Lovely wines, made even nicer by the sustainability.

Nicola B. ✓
★★★★★
Great wine and great price

Paul B. ✓
★★★★★
Purchased as a gift for brother in law...he loved them

Lucy G. ✓
★★★★★
Absolutely wonderful Rose!! Love the fact that this company is doing such amazing things for our environment! Thank you!

Julie W. ✓
★★★★★
Nothing better than sitting by the Ocean with a beautiful Rosè knowing that every bottle helps up keep the Ocean clean❤

Godfrey P. ✓
★★★★★
Very pleasant dry white wine

Meagan H. ✓
★★★★★
Great range.. enjoyed them all.

Vanessa S. ✓
★★★★★
When I tried the GSM at a local restaurant, I loved it so much that I went straight to the website to choose a few mixed cases. Beautiful wines, and I look forward to enjoying more. Thanks Hidden Sea for a great wine selection, and also for the wonderful work for the oceans, and our planet.

James D. ✓
★★★★★
Easily the best GSM getting around. I love Hidden Sea wine. So tasty, not expensive, and delivered. And the added bonus of doing good things for the ocean. Never had a bad order or experience with this mob. Absolutely 10/10

Renton B. ✓
★★★★★
Fresh and crisp and matches perfectly with so many meals. Love this wine

Bill F. ✓
★★★★★
This is one of the best Sauvignon Blanc wines I have tasted , not only is it an exceptional wine but also I like the fact that the company is on a mission to remove plastic from our oceans !!

Greg W. ✓
★★★★★
Very happy with my Hidden Seas 6 pack. Just half way through but found the Shiraz Pinot Grigio and Pinot Noir so far delightful. Will look to order more in the future especially the Shiraz.

Trish B. ✓
★★★★★
They are great wines with an even greater cause, ridding our Oceans of plastics as well as increasing awareness.

Brooke B. ✓
★★★★★
I brought this for a friend this is the second bottle and it is great and am glad to see so many bottles have been removed from the sea

Ian H. ✓
★★★★★
Incredible wine, the wife and I don't agree on much, however we do agree this is the best wine we have tried for years! Smooth finish, with an outstanding lingering finish. We pair this with a nice strong cheese and it was heavenly
Wonderful service as well from the team at Hidden, we got our delivery so fast and it's not only great value but has a very positive eco impact on our


Love For The Hidden Sea Wine!
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ABOUT THE HIDDEN SEA
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The Hidden
Sea wine

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THE PERKS OF INVESTING



The more you invest in The Hidden Sea USA, the more shares you'll own in the company. So, if the company increases in value, so do the value of your shares—but that's not all!

We're offering GREAT PERKS at a range of investment levels.

SHOW ME THE PERKS!

JOIN THE
FAMILY

CEO, and Co-founder, RICHIE VANDENBERG moved his family to California to help grow the brand in the U.S. market. He's a FOURTH-GENERATION GRAPE GROWER, and a retired AUSTRALIAN FOOTBALL LEAGUE (AFL) LEGEND.

AFL is the most popular sport in Australia, and Richie helped lead Hawthorn to become one of the winningest football clubs in the modern era. His leadership skills have grown The Hidden Sea global brand to 10 countries around the world, and now he's focused on bringing his

focused on bringing his
PROVEN SUCCESS to The Hidden Sea USA, and its investors.

LEARN MORE IN THE VIDEO BELOW



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NOW

THE WINE THAT SAVES THE SEA



I Don't Belong Here!

THIS WINE SAVES THE SEA
FOR EVERY 1 BOTTLE OF THE HIDDEN SEA THAT WE SELL, WE
REMOVE AND RECYCLE 10 PLASTIC BOTTLES FROM THE OCEAN

The Hidden Sea vineyards in South Australia were once covered by the Southern Ocean, which created the nutrient-rich minerals that allow the grapes to flourish today.

The Hidden Sea honors this ocean heritage by REMOVING AND RECYCLING THE EQUIVALENT-IN-WEIGHT OF 10 PLASTIC BOTTLES from the ocean for every wine bottle sold.



Since July 2021, The Hidden Sea global brand has removed and recycled over 1 million pounds of plastic from the ocean. Equivalent to more than 25 MILLION plastic bottles, it's more weight—in plastic—than a fully-loaded 747

THE 5 WORLDWIDE GARBAGE PATCHES




1
5
2
3
4

Image courtesy The Ocean Cleanup

IT HAS MANY NAMES, BUT THERE IS ONLY ONE OCEAN

Plastic pollution has an affect everywhere in the world,
but we can work **TOGETHER** to be a part of the solution!


One Ocean (cutdown)
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The Hidden Sea
PRESENTS
ONE OCEAN
OFFICIAL SELECTION
Manhattan
Official Selection
Culver City



PRESENTS

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THE DETAILS

TERMS OF OUR SECURITIES OFFERING

FORM C

OFFERING DETAILS

DISCUSSION

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by Hyvor Talk

1

Legal Statement

The information on this website was created by The Hidden Sea USA, Inc. to assist with marketing our Regulation Crowdfunding stock offering. The text on this website is a summary but does not contain all of the terms of our securities offering. In order to review all of the terms of our securities offering, you should review our Form C at the link above that contains all of the terms, conditions, risk factors, and disclosures that you should read and understand before you invest in our company. Our Form C is available at the link for you to read and review before you invest.

Our Form C explains that The Hidden Sea USA, Inc.is offering a minimum of 5,000 Shares of Class B Common Stock at $2.00 each for a target of $10,000. If we raise our target amount, we will sell up to a maximum of 1,250,000 Shares of Class B Common Stock at $2.00 for a maximum total raise of $2,500,000. Our Shares of Class B Common Stock have no voting rights, but have the same economic rights as our other class of stock, Class A Common Stock .

The U.S. Securities and Exchange Commission (SEC) does not pass upon the merits of, or give its approval to, any of the securities we are offering or the terms of our offering, nor does it pass upon the accuracy or completeness of our Form C, Offering Statement, other selling literature or this website. The securities we are offering are offered pursuant to an exemption from registration with the SEC; however, the SEC has not made an independent determination that the securities offered in our offering circular and in our offering are exempt from registration. When you review our Offering Statement, please review all of the risk factors before making an investment in our company. An investment in our company should only be made if you are capable of evaluating the risks and merits of this investment and if you have sufficient resources to bear the entire loss of your investment, should that occur. If you are an accredited investor, there are no investment limits for investing in our Regulation Crowdfunding offering. If you are a non-accredited investor, the amount you can invest under Regulation Crowdfunding during any 12 month period depends on your annual income level and net worth. As a non-accredited investor, you can invest the greater of $2,500 or (a) if your annual income or net worth is less than $124,000, you can invest 5% of the greater of your annual income or net worth; or (b) if both your income and net worth are equal to or more than $124,000, you can invest 10% of the greater of your annual income or net worth, not to exceed an amount of $124,000. These limitations for non-accredited investors apply across all Regulation Crowdfunding offerings including those on other platforms. Before making any representation that your investment does not exceed applicable limits, we encourage you to review 17 CFR § 227.100 of Regulation Crowdfunding. For general information on investing, we

Crowdfunding offerings including those on other platforms. Before making any representation that your investment does not exceed applicable limits, we encourage you to review 17 CFR § 227.100 of Regulation Crowdfunding. For general information on investing, we encourage you to refer to www.investor.gov. Our Form C and Offering Statement does not constitute an offer or solicitation in any jurisdiction in which such an offer or solicitation would be unlawful. No person has been authorized to give any information or to make any representations concerning our company other than those contained in our Form C and Offering Statement and if given or made, such other information or representation must not be relied upon. Prospective investors are not to construe the contents of our Form C and Offering Statement or of any prior or subsequent communications from our company or any of its employees, agents or affiliates, or on this website as investment, legal, financial or tax advice. Before investing in our offering, please review our Form C and Offering Statement carefully, ask any questions of our company's management that you would like answered and consult your own counsel, accountant and other professional advisors as to legal, tax and other related matters concerning this investment.



CULTIVATE CAPITAL

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EXHIBIT D TO FORM C VIDEO TRANSCRIPT

Regulation CF Main Video

01:00:01:14 - 01:00:03:06
We call the wine "The Hidden Sea"

01:00:03:06 - 01:00:05:19
because where the vineyards are, in Australia,

01:00:05:19 - 01:00:07:13
was once covered by the great Southern Ocean.

01:00:07:13 - 01:00:09:15
So, it is now: "The Hidden Sea."

01:00:09:15 - 01:00:12:07
Naturally, with that close association to the ocean,

01:00:12:07 - 01:00:14:20
we started to care more and more about ocean health.

01:00:14:20 - 01:00:15:23
Our mission was quite simply:

01:00:15:23 - 01:00:19:03
"One wine. One mission. To remove plastic from the world's ocean."

01:00:19:03 - 01:00:21:17
So, it's been quite extraordinary growth over that period,

01:00:21:17 - 01:00:23:17
and that's been through a range of countries,

01:00:23:17 - 01:00:24:18
and now here we are...

01:00:24:18 - 01:00:26:12
bringing this brand to the US.

01:00:28:04 - 01:00:29:03
Are you The Hidden Sea?!

01:00:29:03 - 01:00:30:03
Yes, I'm from The Hidden Sea. I know what

01:00:30:03 - 01:00:31:18
Oh my gosh, no way!!!

01:00:31:18 - 01:00:33:05
I love The Hidden Sea!

01:00:33:05 - 01:00:34:19
Our affiliated global company

01:00:34:19 - 01:00:37:19

has already test marketed The Hidden Sea in the U.S.

01:00:37:19 - 01:00:40:19
and saw 594% year-on-year growth

01:00:40:19 - 01:00:43:06
from July 2022 to July 2023.

01:00:43:06 - 01:00:46:04
And that's why we want to give you an early-stage investment opportunity

01:00:46:04 - 01:00:47:17
in The Hidden Sea USA, Inc.

01:00:47:17 - 01:00:48:20
A company we formed

01:00:48:20 - 01:00:50:00
to take our global success

01:00:50:00 - 01:00:51:16
and apply it to the U.S. wine market;

01:00:51:16 - 01:00:54:11
the largest wine market in the world.

01:00:54:11 - 01:00:55:11
Would you like some wine?

01:00:55:11 - 01:00:55:18
Yeah!

01:00:55:18 - 01:00:57:01
HELL YEAH!!!

01:00:57:01 - 01:00:59:01
What sets these apart? A great price point

01:00:59:01 - 01:01:00:20
and you're actually doing your good deed for the day.

01:01:00:20 - 01:01:01:14
Oh, I love that!

01:01:01:14 - 01:01:03:12
By drinking this wine (this is the great thing)

01:01:03:12 - 01:01:04:17
we're supporting a great cause—

01:01:04:17 - 01:01:05:21
tell the good people all about it.

01:01:05:21 - 01:01:07:14

Quite often in countries, like the United States,

01:01:07:14 - 01:01:09:02
we think the problem is not our, problem—

01:01:09:02 - 01:01:10:18
plastic isn't the big issue here.

01:01:10:18 - 01:01:12:12
We don't see a lot of plastic on the beaches,

01:01:12:12 - 01:01:14:03
it doesn't make it out into the ocean.

01:01:14:03 - 01:01:15:01
It's there, guys.

01:01:15:01 - 01:01:17:14
Look at the rubbish that finds its way into the ocean.

01:01:17:14 - 01:01:19:13
There is only one ocean, not "oceans,"

01:01:19:13 - 01:01:20:21
so, it doesn't matter where it comes from.

01:01:20:21 - 01:01:23:03
For every bottle of The Hidden Sea sold,

01:01:23:03 - 01:01:26:20
we will remove the equivalent of 10 single-use plastic water bottles out
of that ocean.

01:01:26:20 - 01:01:29:12
The Hidden Sea USA is an impact investment.

01:01:29:12 - 01:01:31:10
The hypothesis we're trying to prove:

01:01:31:10 - 01:01:33:11
"profit for purpose" is a good thing.

01:01:33:11 - 01:01:36:10
Not only can we be a part of a brand that is growing,

01:01:36:10 - 01:01:38:21
It is actually doing something good for the planet.

01:01:38:21 - 01:01:41:03
And that's what makes it something unique.

01:01:41:03 - 01:01:43:14
Our wines have won multiple People's Choice wine awards,

01:01:43:14 - 01:01:45:02
and our affiliated global company

01:01:45:02 - 01:01:49:05
just won the coveted Global Drinks Intel ESG Award for "Sustainable Wine Product."

01:01:49:05 - 01:01:52:03
Your investment means you own real stock in The Hidden Sea USA.

01:01:52:03 - 01:01:53:17
If the company grows in value,

01:01:53:17 - 01:01:55:05
so will the value of your stock.

01:01:55:05 - 01:01:58:04
We also offer some incredible perks depending on your investment level.

01:01:58:04 - 01:01:59:19
Here are five reasons to Invest!

01:01:59:19 - 01:02:03:11
We have already launched in over 600 retail outlets, such as Kroger,

01:02:03:11 - 01:02:06:12
Ralphs, Smiths/Myers, Albertsons, Safeway, and Amazon Fresh.

01:02:06:12 - 01:02:08:18
And, our management team has over 60-years

01:02:08:18 - 01:02:10:11
combined experience in the wine industry.

01:02:10:11 - 01:02:11:23
In a recent collaboration,

01:02:11:23 - 01:02:15:06
we sold over 64,000 bottles in just two weeks.

01:02:15:06 - 01:02:16:21
And our brand is well-positioned

01:02:16:21 - 01:02:18:22
in the fastest-growing sustainable segment,

01:02:18:22 - 01:02:21:14
with legal-aged Gen-Z and Millennial consumers.

01:02:21:14 - 01:02:25:06
And finally, the estimated $64 billion U.S. wine industry

01:02:25:06 - 01:02:28:17
is expected to grow to $115 billion by 2030.

01:02:28:17 - 01:02:31:09
Your investment will allow us to continue to grow in the U.S.

01:02:31:09 - 01:02:33:00
with more stores to buy The Hidden Sea,

01:02:33:00 - 01:02:35:02
and more restaurants and bars serving our wine.

01:02:35:02 - 01:02:37:12
We also plan to invest in new product development

01:02:37:12 - 01:02:40:05
tailored to suit the unique demands in the US market...

01:02:40:05 - 01:02:42:17
while increasing activations with consumers

01:02:42:17 - 01:02:44:01
through events, wine tastings...

01:02:44:01 - 01:02:47:00
and the exciting development of the brand's first tasting room.

01:02:47:00 - 01:02:51:07
An investment into The Hidden Sea USA is an opportunity to grow this company together

01:02:51:07 - 01:02:54:12
and spread the message that IT IS possible to make a tangible difference

01:02:54:12 - 01:02:56:13
just by drinking premium wine.

01:02:56:13 - 01:02:59:04
Our affiliated global company helped build the world's largest

01:02:59:04 - 01:03:01:21
plastic pyramid in Egypt— made from plastic retrieved from the Nile.

01:03:01:21 - 01:03:03:00
Let's go do some diving!

01:03:03:00 - 01:03:05:19
Partnered in a world's-first simultaneous cleanup

01:03:05:19 - 01:03:08:04
of all seven seas around the world, in one day.

01:03:08:04 - 01:03:10:04
Inspired 31 beach cleanups

01:03:10:04 - 01:03:12:04
in 31 days around the globe

01:03:12:04 - 01:03:13:09
for Plastic Free July.

01:03:13:09 - 01:03:17:02
Removed the rough equivalent (in weight) of a fully-loaded 747

01:03:17:02 - 01:03:19:23
worth of plastic from the ocean within just two years.

01:03:19:23 - 01:03:20:20
I need you to do me a favor.

01:03:20:20 - 01:03:24:09
Tell your friends, enjoy delicious wine, and let's save the sea together.

01:03:25:13 - 01:03:26:13
What was that?

01:03:26:13 - 01:03:27:04
He does that...

01:03:27:04 - 01:03:27:22
Over the journey,

01:03:27:22 - 01:03:31:07
we've been absolutely blown away by the support for The Hidden Sea.

01:03:31:07 - 01:03:32:05
How did you find the wine?

01:03:32:05 - 01:03:33:08
Absolutely delicious!

01:03:33:08 - 01:03:35:08
This is delicious!

01:03:35:08 - 01:03:36:06
This is awesome!

01:03:36:06 - 01:03:36:21
I love it.

01:03:36:21 - 01:03:38:10
Perfect for a Sunday afternoon.

01:03:38:10 - 01:03:39:23
Buy ANY of their wine.

01:03:39:23 - 01:03:40:23
They're ALL delicious.

01:03:40:23 - 01:03:41:18
That's fantastic.

01:03:41:18 - 01:03:42:13
That is really good.

01:03:42:13 - 01:03:43:18
It's one of the best wines I've ever had.

01:03:43:18 - 01:03:45:14
WE LOVE THE HIDDEN SEA!

01:03:45:14 - 01:03:48:12
Hey Richie! When do you think people should invest in The Hidden Sea USA?

01:03:48:12 - 01:03:50:13
Today works! Why not today?

01:03:50:13 - 01:03:51:17
Perfect! Invest today!

Today Show Video

00:59:51:14 - 01:00:15:01

We are raising our glasses this morning for our series "Try This" today.
We're sampling some of the newest and some of the most popular drinks on
the market.

What sets these apart?

Okay, so this is our Hidden Sea Rosés from the down under; it's from
South Australia.

Ooh.

You get hints of tropical berry. There's a juicy mid-palate with a nice,
crisp, and zesty finish.

01:00:15:03 - 01:00:32:04

I love the rosé in particular. What's very unique about-. Rosé all day.

I'll tell you I want to try this today.

This is the most successful one we've ever had. My gosh, I don't know if
I want like, detox, or cocktail.

You can do a little bit of both.

01:00:32:06 - 01:00:49:21

This is our Red Blend from Hidden Sea as well.

I'll do this, and then I'll detox.

What's great about The Hidden Sea is that it's environmentally-friendly
as well. From one bottle purchased, they'll remove ten bottles from the
ocean. Ten plastic bottles.

Wow.

Decent price point?

A great price point, and you're actually doing your good deed for the
day.

01:00:49:23 - 01:00:58:10

Oh I love that!

You come back any time.

Thank you.

I'll bring more booze.
That was fantastic!
And the detox things. Those are good.

Right? Variety.

I'm glad you enjoyed it.

One Ocean Video

01:00:04:02 – 01:00:33:18

We are a world that shares. Across the sea travels our ideas, our culture, our goods, and our not-so-goods. The ocean waste plastic crisis isn't likely to be solved by any one measure, but if we try to do what we can, then maybe this cycle can cease. This is the story of one brand, one partner, and one ocean.

01:00:33:20 – 01:01:01:03

I'm Richie Vandenberg, co-founder of The Hidden Sea. We have a very simple mission, which is "one wine. One mission. To remove plastic from the world's ocean." Justin and I, when we started our business, just wanted to build a brand with purpose. We thought there was no greater higher purpose then to deal ocean waste plastic crisis.

In 2022, The Hidden Sea winery visited their ocean cleanup partner, ReSea Project in Jakarta, Indonesia; one of the most plastic-polluted cities in the world.

01:01:01:05 – 01:01:21:00

At the time of their visit, The Hidden Sea and ReSea had already removed over 300,000 kilograms, or nearly 700,000 pounds of plastic from the ocean together.

Day one we get up at 5:00, jump in the car, off to the boats, and then we headed out.

One of the good experiences was to actually go and pop on the small boats with the collectors, holding on to the net scooping this plastic.

01:01:21:02 – 01:01:38:04

We all got out there and got our hands dirty a little bit.

When you're collecting the plastic, it's like, "Oh, there's one." And, it's like you missing so much. The closer you get to it, the more you realize just how much there is. I guess the number one bit of plastic I keep looking at is this single use stuff. Eliminating that could go a long way to solving the problem.

01:01:38:06 – 01:01:56:21

For every bottle of wine that The Hidden Sea sells, they pay ReSea to remove the equivalent of ten plastic bottles from the ocean.

I'm still getting my hear around just how much plastic there is in the ocean out here, and these blokes scooping it one scoop after another and having a great time doing it.

For a plastic free ocean, ReSea!

01:01:56:22 - 01:02:13:20

We've been working with The Hidden Sea since we started, so they have been the guiding star in how to make sure that what we do on the ground level, the practical stuff that we perform actually makes sense in terms of the vision of The Hidden Sea, and how they work with saving our oceans.

01:02:13:20 - 01:02:38:20

When we're working with partners like the ReSea Project, we need the authenticity and integrity behind it... that what they say they're doing is *actually* being done. So, for us to be here on the ground, meeting the people, understanding the process, seeing the problem firsthand—is *absolutely critical* so that our consumers, our customers, can trust our brand—that we're doing what we say we're doing.

Every single day for me is thinking about what's going to be the thing that's going to get me, right.

01:02:38:22 - 01:02:54:20

So we're cruising along, and then all of a sudden we just see all this plastic, and we're like "what's going on?" It was only like a couple of meters wide, and we just all look at this river, which just extended for miles.

01:02:54:22 - 01:03:22:22

People need to see this. They need to understand this. And so, I thought I'm going to go in. I'm going to swim amongst it. I'm gonna make this real.

Just because we live in countries in the world and we don't get to see this, doesn't mean it doesn't exist. This is proof that this exists and we're here on the ground to do something about it.

01:03:22:24 - 01:03:54:04

There's cups, Styrofoam; every imaginable piece of plastic—and it's around my feet. Oh, it feels like I've got fish, but I'm looking down. It's not. It's just plastic everywhere.

It's not "oceans," there's only one ocean! So guess what, folks? All this rubbish is going into your ocean.. our ocean! This is the sort of stuff we need to address. We've got to get this fixed, and that's why we're here.

Richie and His Family Video

[RICHIE] I think the toughest thing was taking the family out of the comfort of the environment that we had back in Australia. You know, life was pretty easy. It was a lot of fun. We had good family networks, we had fantastic friend networks; we had to leave all that behind to come over here and chase our dream.

I grew up a country town in Australia. Moved down to the city in Melbourne (where incidentally, I eventually met Jas). I went down there to study civil environmental engineering.

While I was there, I was drafted into the Australian Football League, and I ended up playing professional football for ten years.

Having grown up on vineyards, I decided that post-football, I would go after a career in wine. Five years later I met up with my co-founder, and all we wanted to do was take our experiences from our previous lives, build a brand with purpose—now we're living out that dream.

The brand's provenance is rooted in a region called the Limestone Coast of South Australia. We call the wine "The Hidden Sea" because, where the vineyards are, was once covered by the great Southern Ocean. So, it is now: "The Hidden Sea."

Naturally, with that close association to the ocean, we started to care more and more about ocean health. We came up with the goal of removing a billion plastic bottles from the ocean. We came up with the consumer promise of "for every bottle of wine we sell, we'll pull ten plastic bottles out of the ocean." And, our mission was quite simply: "one wine, one mission to remove plastic from the world's ocean."

So, it's been quite extraordinary growth over that period, and that's been through a range of countries—including Australia, Southeast Asian countries; into Europe, the Middle East, and the UK. And now here we are… bringing this brand to the US.

Thankfully, all three kids and Jas, have been very supportive.

[JASMIN] It was a big decision because the kids had just settled into school, and we just loved our home. But, we don't have any regrets. I think we're going to love it here and it's a once in a lifetime opportunity.

[INTERVIEWER] What are some of your favorite things about the United States?

[JACKSON] Everything's a lot bigger and there's more junk food.

[INTERVIEWER] Let's hear a phrase. Try to say it an American accent?

[CHARLOTTE] "I'm gonna go get a burger!"

[MILLA] "I'm gonna go get some popcorn!"

[RICHIE] It was important, as the CEO, to move over here and really get to understand the nuances of this market so that then we can start to apply our global marketing playbook, which allows the brand to continue to grow. We want to build a business where—without making any change to your everyday lifestyle… you can invest either in a bottle of wine, or take a stake in our company, and make a true impact on the health of the ocean.

So, there you have it. That's our story, and here goes!

Customer Feedback Video

[INTERVIEWER] How did you find the wine?

[WOMAN 1 IN STORE] Absolutely delicious! Thank you!

[INTERVIEWER] A converted fan?

[WOMAN IN STORE] Absolutely! All I'll buy from now on.

[WOMAN 1 ON STREET] This is delicious. Thank you, guys. This is awesome.

[WOMAN 2 ON STREET] I love it.

[JUSTIN MORAN] Yeah, it's good.

[WOMAN 3 ON STREET] Perfect for a Sunday afternoon.

[JUSTIN MORAN] Do you want a touch more?

[WOMAN 3 ON STREET] Yeah great.

[REVIERWER] This chardonnay is great as well. It's really refreshing.

[WOMAN 2 IN STORE] It's so delicious.

[WOMAN 3&4 IN STORE] It's perfect beach wine. Perfect beach wine.

[INFLUENCERS 1] Buy any of their wine. They're all delicious. Such a good cause, and we love the people behind them.

[NBC NEWS INTERVIEWEE] Great price point and you're actually doing your good deed for the day.

[NBC INTERVIEWER] Oh, I love that.

[BBC HOST 1] Oh that's fantastic.

[BBC HOST 2] Lovely.

[BBC GUEST] This is really good.

[INFLUENCERS 2] That's lovely. That is good. That's lovely.

[INFLUENCER 3] The wine tastes great!

[BBC GUEST] Cheers everyone!

[BBC HOST 3] Glad you came? So are we!

EXHIBIT E TO FORM C SUBSCRIPTION AGREEMENT

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "ACT") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

The undersigned understands that The Hidden Sea USA, Inc., a Corporation organized under the laws of Delaware (the "Company"), is offering up to $2,500,000.00 of shares of Class B Common Stock (the "Securities") of The Hidden Sea USA, Inc. in a Regulation Crowdfunding offering. This offering is made pursuant to the Company's Form C filing and any amendments thereto(the "Form C"). The undersigned further understands that the offering is being made pursuant to Section 4(a)(6) of the Act and Regulation Crowdfunding under the Act ("Regulation Crowdfunding") and without registration of the Securities under the Act.

1.   Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. Subscriber understands and acknowledges that the subscription may not be revoked within the 48 hour period prior to a closing (as described below) of the offering. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2.   Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3.   The Closing. The first closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. PST on May 15, 2024 or at such other time and place as the Company may designate by notice to the undersigned.

4.   Payment for Securities. Payment for the Securities shall be received by Enterprise Bank and Trust (the "Escrow Agent") from the undersigned by payment via credit card, debit card, ACH or wire transfer of immediately available funds or other means approved by the Escrow Agent prior to the offering campaign deadline, in the amount as set forth on the signature page hereto. Upon each Closing, the Escrow Agent shall release such funds to the

Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by an SEC licensed transfer agent or another registrar which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(a)   The Company is offering up to $2,500,000.00 (the "Maximum Offering") of the Securities under Regulation CF (this "Offering"). The Company is attempting to raise a minimum amount of $10,000.00 in this Offering (the "Minimum Offering") with oversubscriptions to be allocated at the Company's discretion. The Company must receive commitments from investors in an amount totaling the Minimum Offering by May 15, 2024 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Offering by the Offering Deadline, no Securities will be sold in the Offering, all investment commitments will be cancelled, and all committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion.

(b)   The Offering is being made through Cultivate Capital Group LLC (the "Intermediary). In order to purchase the Securities, the undersigned agrees to complete the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If you make an investment commitment under a name that is not your legal name, you may be unable to redeem their Security, indefinitely and nether the Intermediary nor the Company are required to correct any errors or omissions made by you. Investor funds will be held in escrow with Enterprise Bank and Trust until the Target Offering Amount of investments is reached. You may cancel an investment commitment until 48 hours prior to the Offering Deadline or a closing, whichever comes first using the cancellation mechanism provided by the Intermediary. **If you use a credit card to invest, by signing below you represent and warrant to not claim fraud or claw back your committed funds or to otherwise attempt a "chargeback" to cancel your investment commitment, any cancelled investment commitments must be requested through the Intermediary 48 hours prior to the Offering Deadline or closing.**

(c)   The Company will notify you when the Minimum Offering has been reached. If the Company reaches the Minimum Offering prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Offering and providing notice to you. If any material change (other than reaching the Minimum Offering) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to you and receive reconfirmations from you if you have already made a commitment. If you do not reconfirm your investment commitment after a material change is made to the terms of the Offering, your investment commitment will be cancelled, and your committed funds will be returned without interest or deductions. If you do not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon closing of the Offering and you will receive the Securities in exchange for your investment. Any investor funds received after the initial closing will be released to the Company upon a subsequent closing and the investor will be notified via e-mail of the issuance of their Shares, which will be held in book entry form and will not be certificated in exchange for his or her investment as soon as practicable thereafter.

(d)   Subscription agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute

discretion, any subscription. If the Company rejects all or a portion of your subscription, your funds will be returned without interest or deduction.

(e)   The price of the Securities was determined arbitrarily. The minimum amount that you may invest in the Offering is $250.00.

5.   Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a)   The Hidden Sea USA, Inc. is duly formed and validly existing under the laws of Delaware with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted. The Hidden Sea USA, Inc. is duly formed and validly existing under the laws of Delaware with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b)   The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c)   The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

d)   Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation Crowdfunding, or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6.   Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

(a)   General.

       (i)   The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

       (ii)   The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

       (iii)   The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

       (iv)   Including the amount set forth on the signature page hereto, in the past 12 month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

       (v)   The undersigned has been informed and is aware that the Securities have limited or no voting rights.

       (vi)   The undersigned has been informed, and hereby irrevocably agrees and consents, that this Subscription Agreement shall give The Hidden Sea USA, Inc. the right to assign this agreement, and to assign all Class B Common shareholders who invest in this Regulation Crowdfunding offering, to and into a "crowdfunding vehicle" named The Hidden Sea USA CF SPV, LLC in The Hidden Sea USA, Inc.'s absolute discretion at any time in the future. The undersigned has also been informed, and also hereby irrevocably agrees and consents, that this Subscription Agreement shall give The Hidden Sea USA, Inc. and its management or assigns the right and power of attorney to execute on the undersigned's behalf any document necessary (including but not limited to a joinder) that binds the undersigned to the Bylaws and any amendments thereto by The Hidden Sea USA, Inc. and any Limited Liability Company Agreement or any amendment thereto of The Hidden Sea USA CF SPV, LLC now, or in the future. Your signature on this document binds you to all terms and conditions of The Hidden Sea USA, Inc. Bylaws and any past or future amendments thereto, and to The Hidden Sea USA CF SPV, LLC Limited Liability Company Agreement and any past amendments thereto as well as any amendments that may occur in the future. You hereby waive the right to personally sign a joinder or similar document to be bound by The Hidden Sea USA CF SPV, LLC Limited Liability Company Agreement.

(b)   Information Concerning the Company.

       (i)   The undersigned has reviewed a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

(ii)   The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

(iii)   The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, Cultivate Capital Group LLC, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, Cultivate Capital Group LLC or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, Cultivate Capital Group LLC nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, Cultivate Capital Group LLC nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

(iv)   The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

(v)   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(vi)   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this offering at any time prior to the completion of the offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

(vii)   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

(viii)   Undersigned has up to 48 hours before a closing in which undersigned's shares will be issued to cancel the purchase and get a full refund

(c)   **No Guaranty.** The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in

consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the undersigned.

(d) **Status of Undersigned.** The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

(e) **Restrictions on Transfer or Sale of Securities.**

(i) The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(ii) The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

(iii) The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

7. **Conditions to Obligations of the Undersigned and the Company.** The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true

and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8.   Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9.   Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

10.   Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

11.   Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

12.   Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in California, applying Delaware law, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

13.   Governing Law. As to The Hidden Sea USA, Inc., this Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

14.   Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

15.   Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

16.   Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the addresses appearing on this Subscription Agreement, or for the subscriber, the address or email on the application to invest submitted by the undersigned (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:

The Hidden Sea USA, Inc.
832 Hermosa Avenue
Hermosa Beach, CA 90254
Attention: Richard Vandenberg

17.   Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

18.   Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

19.   Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

20.   Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

21.   No Certificates. You will be notified via e-mail of the issuance of your Shares when compliance is complete and a closing takes place involving your investment. All Shares are held in book entry form and no certificates will be issued.

EXHIBIT F TO FORM C DISCLAIMERS

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY.

FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT AND INTERMEDIARY

NEITHER RISE UP CROWDFUNDING PORTAL LLC, THE INTERMEDIARY, NOR ENTERPRISE BANK AND TRUST, THE ESCROW AGENT HAS INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF INVESTMENT IN THE SECURITIES NOR HAVE EITHER OR BOTH APPROVED, ENDORSED OR PASSED UPON THE MERITS OF PURCHASING THE SECURITIES; AND THE NAME OF ESCROW AGENT HAS NOT AND SHALL NOT BE USED IN ANY MANNER IN CONNECTION WITH THE OFFERING OF THE SECURITIES OTHER THAN TO STATE THAT ESCROW AGENT HAS AGREED TO SERVE AS ESCROW AGENT FOR THE LIMITED PURPOSES SET FORTH IN THIS AGREEMENT.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE.

FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

EXHIBIT G TO FORM C
ADDITIONAL CORPORATE DOCUMENTS

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY "THE HIDDEN SEA USA, INC." IS DULY

INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE AND IS IN GOOD

STANDING AND HAS A LEGAL CORPORATE EXISTENCE SO FAR AS THE RECORDS

OF THIS OFFICE SHOW, AS OF THE EIGHTH DAY OF OCTOBER, A.D. 2015.

AND I DO HEREBY FURTHER CERTIFY THAT THE SAID "THE HIDDEN SEA

USA, INC." WAS INCORPORATED ON THE SEVENTH DAY OF OCTOBER, A.D.

2015.



Jeffrey W. Bullock, Secretary of State

5844390 8300

SR# 20150430459

You may verify this certificate online at corp.delaware.gov/authver.shtml

Authentication: 10203899

Date: 10-08-15

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "THE HIDDEN SEA USA, INC.", FILED IN THIS OFFICE ON THE SEVENTH DAY OF OCTOBER, A.D. 2015, AT 2 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State



5844390 8100
SR# 20150419321

Authentication: 10202283
Date: 10-07-15

CERTIFICATE OF INCORPORATION
OF
THE HIDDEN SEA USA, INC.

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:00 PM 10/07/2015
FILED 02:00 PM 10/07/2015
SR 20150419321 - File Number 5844390

Article I. The name of the corporation is The Hidden Sea USA, Inc.

Article II. The address of the registered office of the corporation in the State of Delaware is 3500 South DuPont Highway, Dover, Kent County, Delaware 19901. The registered agent in charge thereof is Incorporating Services Ltd.

Article III. The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

Article IV. The total number of shares of stock which the corporation has authority to issue is Ten Million (10,000,000) shares, all of which shall be Common Stock, $0.00001 par value per share.

Article V. The Board of Directors of the corporation shall have the power to adopt, amend or repeal Bylaws of the corporation.

Article VI. Election of directors need not be by written ballot unless the Bylaws of the corporation shall so provide.

Article VII. To the fullest extent permitted by law, no director of the corporation shall be personally liable for monetary damages for breach of fiduciary duty as a director. Without limiting the effect of the preceding sentence, if the Delaware General Corporation Law is hereafter amended to authorize the further elimination or limitation of the liability of a director, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended. Neither any amendment nor repeal of this Article VII, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article VII, shall eliminate, reduce or otherwise adversely affect any limitation on the personal liability of a director of the corporation existing at the time of such amendment, repeal or adoption of such an inconsistent provision.

Article VIII. The name and mailing address of the incorporator is Michael S. Quillinan, 388 Market Street, Suite 920, San Francisco, CA 94111.

Article IX. The books and records of the corporation may be kept outside the State of Delaware at such location as may be designated by the board of directors or in the bylaws of the corporation.

Article X. The corporation reserves the right to amend, alter, change or repeal any provision contained in this certificate of incorporation, in the manner now or hereafter prescribed by statute and this certificate of incorporation, and all rights conferred upon stockholders herein are granted subject to this reservation.

The undersigned incorporator hereby acknowledges that the foregoing certificate is his act and deed and that the facts stated herein are true.

Dated: October 7, 2015



Michael S. Quillinan, Incorporator

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
THE HIDDEN SEA USA, INC.

The Hidden Sea USA, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "***Corporation***"), does hereby certify that:

1. The Corporation's original Certificate of Incorporation was filed with the Secretary of State of Delaware on October 7, 2015.

2. The Amended and Restated Certificate of Incorporation has been duly adopted in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware by the directors and stockholders of the Corporation.

3. The Amended and Restated Certificate of Incorporation so adopted reads in full as attached hereto as Exhibit A and is hereby incorporated herein by this reference.

IN WITNESS WHEREOF, The Hidden Sea USA, Inc. has caused this Certificate to be signed by the Chief Executive Officer this 24th day of October 2023.

Richie Vandenberg
The Hidden Sea USA, Inc.
By: Richie Vandenberg, Chief Executive Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:51 AM 10/24/2023
FILED 08:51 AM 10/24/2023
SR 20233797434 - File Number 5844390

EXHIBIT A

**CERTIFICATE OF INCORPORATION OF
THE HIDDEN SEA USA, INC.**

Article I.   The name of the corporation is The Hidden Sea USA, Inc.

Article II.   The address of the registered office of the corporation in the State of Delaware is 3500 South DuPont Highway, Dover, Kent County, Delaware 19901. The registered agent in charge thereof is Incorporating Services Ltd.

Article III.   The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

Article IV.   The corporation has authorized two classes of stock: Class A Voting Common Stock and Class B Non-Voting Common Stock. The total number of shares of stock which the corporation is authorized to issue is 15,000,000 shares having a par value of $0.00001 per share, with 100 of those shares being Class A Voting Common Stock and 14,999,900 being Class B Non-Voting Common Stock. Each holder of Class A Voting Common Stock, as such, shall be entitled to one (1) vote for each share of Class A Voting Common Stock held of record by such holder on all matters on which shareholders generally are entitled to vote. The holders of Class B Non-Voting Common Stock, as such, shall have no voting power and shall not be entitled to vote on any matter.

Article V.   The Board of Directors of the corporation shall have the power to adopt, amend or repeal Bylaws of the corporation.

Article VI.   Election of directors need not be by written ballot unless the Bylaws of the corporation shall so provide.

Article VII.   To the fullest extent permitted by law, no director of the corporation shall be personally liable for monetary damages for breach of fiduciary duty as a director. Without limiting the effect of the preceding sentence, if the Delaware General Corporation Law is hereafter amended to authorize the further elimination or limitation of the liability of a director, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended. Neither any amendment nor repeal of this Article VII, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article VII, shall eliminate, reduce or otherwise adversely affect any limitation on the personal liability of a director of the corporation existing at the time of such amendment, repeal or adoption of such an inconsistent provision.

Article VIII.   The books and records of the corporation may be kept outside the State of Delaware at such location as may be designated by the board of directors or in the bylaws of the corporation.

Article IX.   The corporation reserves the right to amend, alter, change or repeal any provision contained in this certificate of incorporation, in the manner now or hereafter prescribed by statute and this certificate of incorporation, and all rights conferred upon stockholders herein are granted

subject to this reservation.

AMENDED BYLAWS

OF

THE HIDDEN SEA USA, INC.

A Delaware Corporation
Originally Adopted October 8, 2015
Amended October 24, 2023

ARTICLE I
STOCKHOLDERS

Section 1.1: **Annual Meetings.** Unless directors are elected by written consent in lieu of an annual meeting, as permitted by Section 211 of the Delaware General Corporation Law, an annual meeting of stockholders shall be held for the election of directors at such date and time as the Board of Directors shall each year fix. The meeting may be held either at a place, within or without the State of Delaware, or by means of remote communication as the Board of Directors in its sole discretion may determine. Any other proper business may be transacted at the annual meeting.

Section 1.2: **Special Meetings.** Special meetings of stockholders for any purpose or purposes may be called at any time by the Board of Directors, the Chairperson of the Board of Directors, the Chief Executive Officer, the President, the holders of shares of the Corporation that are entitled to cast not less than twenty percent (20%) of the total number of votes entitled to be cast by all stockholders at such meeting, or by a majority of the members of the Board of Directors. Special meetings may not be called by any other person or persons. The special meeting may be held either at a place, within or without the State of Delaware, or by means of remote communication as the Board of Directors in its sole discretion may determine.

Section 1.3: **Notice of Meetings.** Notice of all meetings of stockholders shall be given in writing or by electronic transmission in the manner provided by law (including, without limitation, as set forth in Section 7.1(b) of these Bylaws) stating the date, time and place, if any, of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise required by applicable law or the Certificate of Incorporation of the Corporation, such notice shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder of record entitled to vote at such meeting.

Section 1.4: **Adjournments.** The chair of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion as seems to him or her to be in order. The chair shall have the power to adjourn the meeting to another time, date and place (if any). Any meeting of stockholders may adjourn from time to time, and notice need not be given of any such adjourned meeting if the time, date and place (if any) thereof are announced at the meeting at which the adjournment is taken; provided, however, that if the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, then a notice of the adjourned

meeting shall be given to each stockholder of record entitled to vote at the meeting. At the adjourned meeting the Corporation may transact any business that might have been transacted at the original meeting.

Section 1.5: Quorum. At each meeting of stockholders the holders of a majority of the shares of stock entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business, except if otherwise required by applicable law. If a quorum shall fail to attend any meeting, the chairperson of the meeting or the holders of a majority of the shares entitled to vote who are present, in person or by proxy, at the meeting may adjourn the meeting. Shares of the Corporation's stock belonging to the Corporation (or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation are held, directly or indirectly, by the Corporation), shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation or any other corporation to vote any shares of the Corporation's stock held by it in a fiduciary capacity and to count such shares for purposes of determining a quorum.

Section 1.6: Organization. Meetings of stockholders shall be presided over by such person as the Board of Directors may designate, or, in the absence of such a person, the Chairperson of the Board of Directors, or, in the absence of such person, the President of the Corporation, or, in the absence of such person, such person as may be chosen by the holders of a majority of the shares entitled to vote who are present, in person or by proxy, at the meeting. Such person shall be chairperson of the meeting and, subject to Section 1.11 hereof, shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion as seems to him or her to be in order. The Secretary of the Corporation shall act as secretary of the meeting, but in such person's absence the chairperson of the meeting may appoint any person to act as secretary of the meeting.

Section 1.7: Voting; Proxies. Unless otherwise provided by law or the Certificate of Incorporation, and subject to the provisions of Section 1.8 of these Bylaws, each stockholder holding Class A Voting Common Stock shall be entitled to one (1) vote for each share of Class A Voting Common Stock held by such stockholder. Stockholders holding Class B Non-Voting Common Stock shall not be entitled to vote on any Company matter.

Each stockholder entitled to vote at a meeting of stockholders, or to take corporate action by written consent without a meeting, may authorize another person or persons to act for such stockholder by proxy. Such a proxy may be prepared, transmitted and delivered in any manner permitted by applicable law. Voting at meetings of stockholders need not be by written ballot unless such is demanded at the meeting before voting begins by a stockholder or stockholders holding shares representing at least one percent (1%) of the votes entitled to vote at such meeting, or by such stockholder's or stockholders' proxy; provided, however, that an election of directors shall be by written ballot if demand is so made by any stockholder at the meeting before voting begins. If a vote is to be taken by written ballot, then each such ballot shall state the name of the stockholder or proxy voting and such other information as the chairperson of the meeting deems appropriate and, if authorized by the Board of Directors, the ballot may be submitted by electronic transmission in the manner provided by law. Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Unless otherwise provided by applicable law, the Certificate of Incorporation

or these Bylaws, every matter other than the election of directors shall be decided by the affirmative vote of the holders of a majority of the shares of stock entitled to vote thereon that are present in person or represented by proxy at the meeting and are voted for or against the matter.

Section 1.8: **Fixing Date for Determination of Stockholders of Record.** In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to take corporate action by written consent without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors and which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action. If no record date is fixed by the Board of Directors, then the record date shall be as provided by applicable law. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Section 1.9: **List of Stockholders Entitled to Vote.** A complete list of stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order and showing the address of each stockholder and the number of shares registered in the name of each stockholder, shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either on a reasonably accessible electronic network as permitted by law (provided that the information required to gain access to the list is provided with the notice of the meeting) or during ordinary business hours at the principal place of business of the Corporation. If the meeting is held at a place, the list shall also be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present at the meeting. If the meeting is held solely by means of remote communication, then the list shall be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access the list shall be provided with the notice of the meeting.

Section 1.10: **Action by Written Consent of Stockholders.**

(a) **Procedure.** Unless otherwise provided by the Certificate of Incorporation, any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed in the manner permitted by law by the holders of outstanding stock having not less than the number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Written stockholder consents shall bear the date of signature of each stockholder who signs the consent in the manner permitted by law and shall be delivered to the Corporation as provided in subsection (b) below. No written consent shall be effective to take the action set forth therein unless, within sixty (60) days of the earliest dated consent delivered to the Corporation in the manner provided above, written consents signed by a sufficient number of stockholders to take

the action set forth therein are delivered to the Corporation in the manner provided above.

(b)   An electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated for the purposes of this section, provided that any such electronic transmission sets forth or is delivered with information from which the Corporation can determine (i) that the electronic transmission was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder or proxyholder and (ii) the date on which such stockholder or proxyholder or authorized person or persons transmitted such electronic transmission. The date on which such electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a Corporation's registered office shall be made by hand or by certified or registered mail, return receipt requested. Notwithstanding the foregoing limitations on delivery, consents given by electronic transmission may be otherwise delivered to the principal place of business of the Corporation or to an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded if, to the extent and in the manner provided by resolution of the Board of Directors of the Corporation.

(c)   Notice of Consent. Prompt notice of the taking of corporate action by stockholders without a meeting by less than unanimous written consent of the stockholders shall be given to those stockholders who have not consented thereto in writing and, who, if the action had been taken at a meeting, would have been entitled to notice of the meeting, if the record date for such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation as required by law. In the case of a Certificate of Action (as defined below), if the Delaware General Corporation Law so requires, such notice shall be given prior to filing of the certificate in question.   If the action which is consented to requires the filing of a certificate under the Delaware General Corporation Law (the "***Certificate of Action***"), then if the Delaware General Corporation Law so requires, the certificate so filed shall state that written stockholder consent has been given in accordance with Section 228 of the Delaware General Corporation Law and that written notice of the taking of corporate action by stockholders without a meeting as described herein has been given as provided in such section.

Section 1.11: Inspectors of Elections.

(a)   Applicability. Unless otherwise provided in the Corporation's Certificate of Incorporation or required by the Delaware General Corporation Law, the following provisions of this Section 1.11 shall apply only if and when the Corporation has a class of voting stock that is: (i) listed on a national securities exchange; (ii) authorized for quotation on an automated interdealer quotation system of a registered national securities association; or (iii) held of record by more than two thousand (2,000) stockholders. In all other cases, observance of the provisions of this Section 1.11 shall be optional, and at the discretion of the Board of Directors of the Corporation.

(b)   Appointment. The Corporation shall, in advance of any meeting of stockholders, appoint one or more inspectors of election to act at the meeting and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting.

(c)   Inspector's Oath. Each inspector of election, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of such inspector's ability.

(d)   Duties of Inspectors. At a meeting of stockholders, the inspectors of election shall (i) ascertain the number of shares outstanding and the voting power of each share, (ii) determine the shares represented at a meeting and the validity of proxies and ballots, (iii) count all votes and ballots, (iv) determine and retain for a reasonable period of time a record of the disposition of any challenges made to any determination by the inspectors, and (v) certify their determination of the number of shares represented at the meeting, and their count of all votes and ballots. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of the duties of the inspectors.

(e)   Opening and Closing of Polls. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced by the inspectors at the meeting. No ballot, proxies or votes, nor any revocations thereof or changes thereto, shall be accepted by the inspectors after the closing of the polls unless the Court of Chancery upon application by a stockholder shall determine otherwise.

(f)   Determinations. In determining the validity and counting of proxies and ballots, the inspectors shall be limited to an examination of the proxies, any envelopes submitted with those proxies, any information provided in connection with proxies in accordance with Section 212(c)(2) of the Delaware General Corporation Law, ballots and the regular books and records of the Corporation, except that the inspectors may consider other reliable information for the limited purpose of reconciling proxies and ballots submitted by or on behalf of banks, brokers, their nominees or similar persons which represent more votes than the holder of a proxy is authorized by the record owner to cast or more votes than the stockholder holds of record. If the inspectors consider other reliable information for the limited purpose permitted herein, the inspectors at the time they make their certification of their determinations pursuant to this Section 1.11 shall specify the precise information considered by them, including the person or persons from whom they obtained the information, when the information was obtained, the means by which the information was obtained and the basis for the inspectors' belief that such information is accurate and reliable.

Section 1.12: Notice of Stockholder Business; Nominations.

(a)   Annual Meeting of Stockholders.

(i)   Nominations of persons for election to the Board of Directors and the proposal of business to be considered by the stockholders shall be made at an annual meeting of stockholders (A) pursuant to the Corporation's notice of such meeting, (B) by or at the direction

of the Board of Directors or (C) by any stockholder of the Corporation who was a stockholder of record at the time of giving of the notice provided for in this Section 1.12, who is entitled to vote at such meeting and who complies with the notice procedures set forth in this Section 1.12.

(ii)   For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (C) of subparagraph (a)(i) of this Section 1.12, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and such other business must otherwise be a proper matter for stockholder action. To be timely, a stockholder's notice must be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the seventy fifth (75th) day nor earlier than the close of business on the one hundred and fifth (105th) day prior to the first anniversary of the preceding year's annual meeting (except in the case of the 2014 annual meeting, for which such notice shall be timely if delivered in the same time period as if such meeting were a special meeting governed by subparagraph (b) of this Section 1.12); provided, however, that in the event that the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the one hundred and fifth (105th) day prior to such annual meeting and not later than the close of business on the later of the seventy fifth (75th) day prior to such annual meeting or the close of business on the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the Corporation. Such stockholder's notice shall set forth: (a) as to each person whom the stockholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected; (b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (1) the name and address of such stockholder, as they appear on the Corporation's books, and of such beneficial owner, and (2) the class and number of shares of the Corporation that are owned beneficially and held of record by such stockholder and such beneficial owner.

(iii)   Notwithstanding anything in the second sentence of subparagraph (a)(ii) of this Section 1.12 to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation is increased and there is no public announcement by the Corporation naming all of the nominees for director or specifying the size of the increased Board of Directors at least seventy five (75) days prior to the first anniversary of the preceding year's annual meeting (or, if the annual meeting is held more than thirty (30) days before or sixty (60) days after such anniversary date, at least seventy five (75) days prior to such annual meeting), a stockholder's notice required by this Section 1.12 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary of the Corporation at the principal executive office of the Corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is

first made by the Corporation.

(b)   <u>Special Meetings of Stockholders</u>. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation's notice of such meeting. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation's notice of such meeting (i) by or at the direction of the Board of Directors or (ii) provided that the Board of Directors has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who is a stockholder of record at the time of giving of notice of the special meeting, who shall be entitled to vote at the meeting and who complies with the notice procedures set forth in this Section 1.12. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any such stockholder may nominate a person or persons (as the case may be), for election to such position(s) as specified in the Corporation's notice of meeting, if the stockholder's notice required by subparagraph (a)(ii) of this Section 1.12 shall be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation not earlier than the one hundred fifth (105th) day prior to such special meeting and not later than the close of business on the later of the seventy fifth (75th) day prior to such special meeting or the tenth (10th) day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting.

(c)   <u>General</u>.

(i)   Only such persons who are nominated in accordance with the procedures set forth in this Section 1.12 shall be eligible to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 1.12. Except as otherwise provided by law or these Bylaws, the chairperson of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 1.12 and, if any proposed nomination or business is not in compliance herewith, to declare that such defective proposal or nomination shall be disregarded.

(ii)   For purposes of this Section 1.12, the term "***Public Announcement***" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to section 13, 14 or 15(d) of the Exchange Act.

(iii)   Notwithstanding the foregoing provisions of this Section 1.12, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth herein. Nothing in this Section 1.12 shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act.

ARTICLE II
BOARD OF DIRECTORS

Section 2.1: Number; Qualifications. The Board of Directors shall consist of one or more directors. The initial number of directors shall be one (1), and, thereafter, unless otherwise required by law or the Certificate of Incorporation, shall be fixed from time to time by resolution of a majority of the Board of Directors or the stockholders of the Corporation holding at least a majority of the voting power of the Corporation's outstanding stock then entitled to vote at an election of directors. No decrease in the authorized number of directors constituting the Board of Directors shall shorten the term of any incumbent director. Directors need not be stockholders of the Corporation.

Section 2.2: Election; Resignation; Removal; Vacancies. The Board of Directors shall initially consist of the person or persons elected by the incorporator or named in the Corporation's initial Certificate of Incorporation. Each director shall hold office until the next annual meeting of stockholders and until such director's successor is elected and qualified, or until such director's earlier death, resignation or removal. Any director may resign at any time upon written notice to the Corporation. Subject to the rights of any holders of Preferred Stock then outstanding: (i) any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors; and (ii) any vacancy occurring in the Board of Directors for any cause, and any newly created directorship resulting from any increase in the authorized number of directors to be elected by all stockholders having the right to vote as a single class, may be filled by the stockholders, by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

Section 2.3: Regular Meetings. Regular meetings of the Board of Directors may be held at such places, within or without the State of Delaware, and at such times as the Board of Directors may from time to time determine. Notice of regular meetings need not be given if the date, times and places thereof are fixed by resolution of the Board of Directors.

Section 2.4: Special Meetings. Special meetings of the Board of Directors may be called by the Chairperson of the Board of Directors, the President or a majority of the members of the Board of Directors then in office and may be held at any time, date or place, within or without the State of Delaware, as the person or persons calling the meeting shall fix. Notice of the time, date and place of such meeting shall be given, orally, in writing or by electronic transmission (including electronic mail), by the person or persons calling the meeting to all directors at least four (4) days before the meeting if the notice is mailed, or at least twenty-four (24) hours before the meeting if such notice is given by telephone, hand delivery, facsimile, electronic mail or other means of electronic transmission. Unless otherwise indicated in the notice, any and all business may be transacted at a special meeting.

Section 2.5: Remote Meetings Permitted. Members of the Board of Directors, or any committee of the Board, may participate in a meeting of the Board of Directors or such committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to conference telephone or other communications equipment shall constitute presence in person at such meeting.

Section 2.6: Quorum; Vote Required for Action. At all meetings of the Board of Directors a majority of the total number of authorized directors shall constitute a quorum for the transaction of business. Except as otherwise provided herein or in the Certificate of Incorporation, or required by law, the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 2.7: Organization. Meetings of the Board of Directors shall be presided over by the Chairperson of the Board of Directors, or in such person's absence by the President, or in such person's absence by a chairperson chosen at the meeting. The Secretary shall act as secretary of the meeting, but in such person's absence the chairperson of the meeting may appoint any person to act as secretary of the meeting.

Section 2.8: Written Action by Directors. Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of Directors or such committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or committee, respectively. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 2.9: Powers. The Board of Directors may, except as otherwise required by law or the Certificate of Incorporation, exercise all such powers and do all such acts and things as may be exercised or done by the Corporation.

Section 2.10: Compensation of Directors. Directors, as such, may receive, pursuant to a resolution of the Board of Directors, fees and other compensation for their services as directors, including, without limitation, their services as members of committees of the Board of Directors.

ARTICLE III
COMMITTEES

Section 3.1: Committees. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting of such committee who are not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent provided in a resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers that may require it; but no such committee shall have the power or authority in reference to the following matters: (i) approving, adopting, or recommending to the stockholders any action or matter expressly required by the Delaware General Corporation Law to be submitted to stockholders for approval or (ii) adopting, amending or repealing any bylaw of the Corporation.

Section 3.2: **Committee Rules.** Unless the Board of Directors otherwise provides, each committee designated by the Board of Directors may make, alter and repeal rules for the conduct of its business. In the absence of such rules each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article II of these Bylaws.

ARTICLE IV
OFFICERS

Section 4.1: **Generally.** The officers of the Corporation shall consist of a Chief Executive Officer and/or a President, one or more Vice Presidents, a Secretary, a Treasurer and such other officers, including a Chairperson of the Board of Directors, Chief Financial Officer, and Treasurer, as may from time to time be appointed by the Board of Directors. All officers shall be elected by the Board of Directors; provided, however, that the Board of Directors may empower the Chief Executive Officer of the Corporation to appoint officers other than the Chairperson of the Board, the Chief Executive Officer, the President, the Chief Financial Officer or the Treasurer. Each officer shall hold office until such person's successor is elected and qualified or until such person's earlier resignation or removal. Any number of offices may be held by the same person. Any officer may resign at any time upon written notice to the Corporation. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise may be filled by the Board of Directors.

Section 4.2: **Chief Executive Officer.** Subject to the control of the Board of Directors and such supervisory powers, if any, as may be given by the Board of Directors, the powers and duties of the Chief Executive Officer of the Corporation are:

(a) To act as the general manager and, subject to the control of the Board of Directors, to have general supervision, direction and control of the business and affairs of the Corporation;

(b) To preside at all meetings of the stockholders;

(c) To call meetings of the stockholders to be held at such times and, subject to the limitations prescribed by law or by these Bylaws, at such places as he or she shall deem proper; and

(d) To affix the signature of the Corporation to all deeds, conveyances, mortgages, guarantees, leases, obligations, bonds, certificates and other papers and instruments in writing which have been authorized by the Board of Directors or which, in the judgment of the Chief Executive Officer, should be executed on behalf of the Corporation; to sign certificates for shares of stock of the Corporation; and, subject to the direction of the Board of Directors, to have general charge of the property of the Corporation and to supervise and control all officers, agents and employees of the Corporation.

The President shall be the Chief Executive Officer of the Corporation unless the Board of Directors shall designate another officer to be the Chief Executive Officer. If there is no President, and the Board of Directors has not designated any other officer to be the Chief Executive Officer, then the Chairperson of the Board of Directors shall be the Chief Executive Officer.

Section 4.3: **Chairperson of the Board.** The Chairperson of the Board of Directors shall have the power to preside at all meetings of the Board of Directors and shall have such other powers and duties as provided in these Bylaws and as the Board of Directors may from time to time prescribe.

Section 4.4: President. The President shall be the Chief Executive Officer of the Corporation unless the Board of Directors shall have designated another officer as the Chief Executive Officer of the Corporation. Subject to the provisions of these Bylaws and to the direction of the Board of Directors, and subject to the supervisory powers of the Chief Executive Officer (if the Chief Executive Officer is an officer other than the President), and subject to such supervisory powers and authority as may be given by the Board of Directors to the Chairperson of the Board of Directors, and/or to any other officer, the President shall have the responsibility for the general management the control of the business and affairs of the Corporation and the general supervision and direction of all of the officers, employees and agents of the Corporation (other than the Chief Executive Officer, if the Chief Executive Officer is an officer other than the President) and shall perform all duties and have all powers that are commonly incident to the office of President or that are delegated to the President by the Board of Directors.

Section 4.5: **Vice President.** Each Vice President shall have all such powers and duties as are commonly incident to the office of Vice President, or that are delegated to him or her by the Board of Directors or the Chief Executive Officer. A Vice President may be designated by the Board of Directors to perform the duties and exercise the powers of the Chief Executive Officer in the event of the Chief Executive Officer's absence or disability.

Section 4.6: **Chief Financial Officer.** The Chief Financial Officer shall be the Treasurer of the Corporation unless the Board of Directors shall have designated another officer as the Treasurer of the Corporation. Subject to the direction of the Board of Directors and the Chief Executive Officer, the Chief Financial Officer shall perform all duties and have all powers that are commonly incident to the office of Chief Financial Officer.

Section 4.7: **Treasurer.** The Treasurer shall have custody of all moneys and securities of the Corporation. The Treasurer shall make such disbursements of the funds of the Corporation as are authorized and shall render from time to time an account of all such transactions. The Treasurer shall also perform such other duties and have such other powers as are commonly incident to the office of Treasurer, or as the Board of Directors or the Chief Executive Officer may from time to time prescribe.

Section 4.8: Secretary. The Secretary shall issue or cause to be issued all authorized notices for, and shall keep, or cause to be kept, minutes of all meetings of the stockholders and the Board of Directors. The Secretary shall have charge of the corporate minute books and similar records and shall perform such other duties and have such other powers as are commonly incident to the office of Secretary, or as the Board of Directors or the Chief Executive Officer may from time to time prescribe.

Section 4.9: **Delegation of Authority.** The Board of Directors may from time to time delegate the powers or duties of any officer to any other officers or agents, notwithstanding any provision hereof.

Section 4.10: Removal. Any officer of the Corporation shall serve at the pleasure of the Board of Directors and may be removed at any time, with or without cause, by the Board of Directors. Such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation.

ARTICLE V
STOCK

Section 5.1: Classes and Certificates.

There are two classes of shares of stock of the Company: Class A Voting Common Stock and Class B Non-Voting Common Stock. The rights of each class are identical under Delaware law, with the exception that stockholders of Non-Voting Common Stock have no right to vote on any Company matters whatsoever. All other rights between the two classes are identical, and neither class shall have any superior preferences or privileges over the other class, outside of the issue of voting rights.

The shares of the Corporation shall be represented by certificates, provided that the Board of Directors of the Corporation may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a Certificate until such Certificate is surrendered to the Corporation. Any or all of the signatures on the certificate may be a facsimile or electronic. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

If the Corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the Corporation shall issue to represent such class or series of stock; provided, however, that, except as otherwise provided in Section 202 of the General Corporation Law of Delaware, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate that the Corporation shall issue to represent such class or series of stock a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

In the case of uncertificated shares, the Corporation shall notify the holder of such shares at or before the time of purchase as to any restrictions, special designations or other information that would have been written on or affixed to a certificate, and the Corporation shall also notify the registrar or transfer agent of any such restrictions, special designations or other information so such restrictions, special designations or other information may be applied to said uncertificated

shares.

Section 5.2: **Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates.** The Corporation may issue a new certificate of stock in the place of any certificate previously issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner's legal representative, to agree to indemnify the Corporation and/or to give the Corporation a bond sufficient to indemnify it, against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

Section 5.3: **Other Regulations.** The issue, transfer, conversion and registration of stock, whether certificated or not, shall be governed by such other regulations as the Board of Directors may establish.

Section 5.4: Restrictions on Transfer.

5.4.1 The holder of any security of the Corporation (a "*Security Holder*") shall not transfer, assign, encumber or otherwise dispose of any security of the Corporation (a "*Security*" or "*Securities*"), whether voluntarily or by operation of law or by gift or otherwise, (each, a "*Transfer*") other than by means of a Permitted Transfer (as defined below). A Transfer shall be deemed to include any transfer of securities of a Security Holder that is an entity by one or more holders of securities thereof or any issuance of securities by a Security Holder that is an entity. The remaining provisions of this Section 5.4 shall apply mutis mutandi to such deemed Transfer. If any provision(s) of any agreement(s) currently in effect by and between the Corporation and any Security Holder (the "*Security Holder Agreement(s)*") conflicts with this Section 5.4 of the Bylaws, this Section 5.4 shall govern, and the non-conflicting remainder of the Security Holder Agreement(s) shall continue in full force and effect. A "Permitted Transfer" as used in this Section 5.4 shall be defined as:

(a) any repurchase or redemption of a Security by the Corporation: (i) at cost, upon the occurrence of certain events, such as the termination of employment or services; or (ii) at any price pursuant to the Corporation's exercise of a right of first refusal to repurchase such shares (including the purchase of such shares by the Corporation's assignee);

(b) any transfer by gift or pursuant to domestic relations orders to a Security Holder's Immediate Family (as defined below) or a trust for the benefit of the Security Holder or the Security Holder's Immediate Family. As used herein, the term "*Immediate Family*" will mean Security Holder's spouse or Spousal Equivalent, the lineal descendant or antecedent, or brother or sister, of Security Holder or Security Holder's spouse or Spousal Equivalent, or the spouse or Spousal Equivalent of any lineal descendant or antecedent, or brother or sister, of Security Holder or Security Holder's spouse or Spousal Equivalent, whether or not any of the above are adopted. As used herein, a person is deemed to be a "*Spousal Equivalent*" provided the following circumstances are true: (i) irrespective of whether or not the relevant person and the Spousal Equivalent are the same sex, they are the sole spousal equivalent of the other for the last twelve (12) months, (ii) they intend to remain so indefinitely, (iii) neither are married to anyone else, (iv) both are at least eighteen (18) years of age and mentally competent to consent to contract, (v) they

are not related by blood to a degree of closeness that would prohibit legal marriage in the state in which they legally reside, (vi) they are jointly responsible for each other's common welfare and financial obligations, and (vii) they reside together in the same residence for the last twelve (12) months and intend to do so indefinitely. For the sake of clarification, multiple transfers of a Security may be made, by gift or pursuant to domestic relations orders, back and forth between a Security Holder and a trust for the benefit of the Security Holder or the Security Holder's Immediate Family;

(c)   any transfer effected pursuant to the Security Holder's will or the laws of intestate succession;

(d)   any transfer approved by a majority of the disinterested members of the Board, even though the disinterested directors be less than a quorum; notwithstanding the foregoing, if a Permitted Transfer is approved pursuant to this paragraph (d) and the Securities of the transferring party are subject to co-sale rights (the "*Co-Sale Rights*"), the persons and/or entities entitled to the Co-Sale Rights shall be permitted to exercise their respective Co-Sale Rights in conjunction with this specific Permitted Transfer without any additional approval of the Board; *provided, however,* that each transferee, assignee, or other recipient of any interest in the Security shall, as a condition to the transfer, agree to be bound by all of the restrictions set forth in these Bylaws, and/or

(e)   in the case of securities issued through a Regulation Crowdfunding or Regulation A securities offering, any transfer permitted by law for securities sold under such exemptions from registration.

5.4.2   If a Security Holder desires to Transfer a Security, then such Security Holder first shall give written notice (the "*Notice*") thereof to the Corporation. The Notice shall state (a) the Security Holder's bona fide intention to sell or otherwise transfer a Security; (b) the name and address of each proposed purchaser or other transferee (the "*Proposed Transferee*"); (c) the number and type of the Security to be transferred to each Proposed Transferee; (d) the bona fide cash price or other consideration for which the Security Holder proposes to transfer the Security (the "*Offered Price*"); (e) a description of such Security Holder's relationship to or affiliation with the proposed transferee(s); (f) all other terms and conditions of the proposed transfer; and (g) that the Security Holder acknowledges this Notice is an offer to sell the Security to the Corporation and/or its assignee(s) pursuant to the Corporation's Right of First Refusal (as defined in Section 5.5 below) at the Offered Price as provided for in these Bylaws.

5.4.3   In the case of any Permitted Transfer, the transferee, assignee or other recipient of the Security (or any interest in the Security) shall receive and hold the Security (or such interest in the Security) subject to all of the restrictions set forth in these Bylaws and there shall be no further Transfer of such Security except in accordance with these Bylaws.

5.4.4 The Corporation shall cause the certificates or instruments representing the Securities to bear the following legend (as well as any legends required by applicable state and federal corporate and securities laws): THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER CONTAINED IN THE BYLAWS OF THE CORPORATION.

5.4.5   The restriction on Transfer set forth in this Section 5.4 shall lapse immediately prior to the closing of any registered initial public offering of the Corporation.

Section 5.5:   Right of First Refusal

5.5.1   In addition to any other limitation on transfer created by applicable securities laws, these Bylaws or contract, before any Security may be Transferred, the Corporation and/or its assignee(s) will have a right of first refusal to purchase the Securities to be sold or transferred (the "*Offered Securities*") on the terms and conditions set forth in this Section 5.5 (the "*Right of First Refusal*").

(a)   Exercise of Right of First Refusal. At any time within thirty (30) days after the date of the Notice, the Corporation and/or its assignee(s) may, by giving written notice to the Security Holder, elect to purchase all (or, with the consent of the Security Holder, less than all) of the Securities proposed to be transferred to any one or more of the Proposed Transferees named in the Notice, at the purchase price determined in accordance with subsection (b) below.

(b)   Purchase Price. The purchase price for the Securities purchased under this Section 5.5 will be the Offered Price, provided that if the Offered Price consists of no legal consideration (as, for example, in the case of a transfer by gift), the purchase price will be the fair market value of the Securities as determined in good faith by the Board. If the Offered Price includes consideration other than cash, then the value of the non-cash consideration, as determined in good faith by the Board, will conclusively be deemed to be the cash equivalent value of such non-cash consideration.

(c)   Payment. Payment of the purchase price for the Securities will be payable, at the option of the Corporation and/or its assignee(s) (as applicable), by check or by cancellation of all or a portion of any outstanding indebtedness owed by the Security Holder to the Corporation (or to such assignee, in the case of a purchase of Offered Securities by such assignee) or by any combination thereof. The purchase price will be paid without interest within sixty (60) days after the Corporation's receipt of the Notice, or, at the option of the Corporation and/or its assignee(s), in the manner and at the time(s) set forth in the Notice.

(d)   Holder's Right to Transfer. If the Securities proposed in the Notice to be transferred to a given Proposed Transferee are not purchased by the Corporation and/or its assignee(s) as provided in this Section 5.5, then the Security Holder may Transfer such Offered Securities to each Proposed Transferee at the Offered Price or at a higher price, provided that (i) such Transfer is consummated within ninety (90) days after the date of the Notice, (ii) any such Transfer is effected in compliance with all applicable securities laws, and (iii) each Proposed Transferee agrees in writing that the provisions of this Section 5.5 will continue to apply to the Securities in the hands of such Proposed Transferee. If the Securities described in the Notice are not transferred to each Proposed Transferee within such ninety (90) day period, then a new Notice must be given to the Corporation, pursuant to which the Corporation will again be offered the Right of First Refusal before any Securities held by the Holder may be sold or otherwise transferred.

(e)   Exempt Transfers. Notwithstanding anything to the contrary in this Section 5.5, Permitted Transfers (as defined in Section 5.4 above) will be exempt from the Right of First Refusal; provided, however, that each transferee, assignee, or other recipient of any interest in the Security shall, as a condition to the transfer, agree to be bound by all of the restrictions set forth in these Bylaws.

5.5.2   The Right of First Refusal will terminate as to all securities of the Corporation immediately prior to the closing of any registered initial public offering, Regulation Crowdfunding offering ot Regulation A offering of the Corporation.

Section 5.6. Dividends. The directors of the Corporation, subject to any restrictions contained in (a) the General Corporation Law of Delaware or (b) the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of the Corporation's capital stock. The directors of the Corporation may set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the Corporation, and meeting contingencies. Dividends may be declared and paid on the Voting and Non-Voting Common Stock from funds lawfully available therefor as and when determined by the board of directors of the Corporation with the holders of Common Stock sharing pari passu, on a pro rata basis in such dividends according to the number of shares of Common Stock held thereby, regardless of whether the class of stock is Voting or Non-Voting.

Section 5.7. Liquidation, Dissolution or Winding Up. Upon any liquidation, dissolution or winding up of the Corporation , whether voluntary or involuntary, after the payment of all debts and liabilities of the Corporation , the holders of both classes of Common Stock shall be entitled to share in all remaining assets of the Corporation available for distribution to the holders of both classes of Common Stock pari passu, on a pro rata basis according to the number of shares of Common Stock held thereby.


ARTICLE VI
INDEMNIFICATION


Section 6.1: Indemnification of Officers and Directors. Each person who was or is made a party to, or is threatened to be made a party to, or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (the "***Proceeding***"), by reason of the fact that such person (or a person of whom such person is the legal representative), is or was a director or officer of the Corporation or a Reincorporated Predecessor (as defined below) or is or was serving at the request of the Corporation or a Reincorporated Predecessor (as defined below) as a director or officer of another corporation, or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by the Delaware General Corporation Law and applicable decisional law, as the same exists or may in the future be interpreted or amended (but, in the case of any such amendment or interpretation, only to the extent that the amendment or interpretation permits the Corporation to provide broader indemnification rights than were permitted prior to the amendment), against all expenses, liability and loss (including attorneys'

fees, judgments, fines, ERISA excise taxes and penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith, provided such person acted in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or Proceeding, had no reasonable cause to believe the person's conduct was unlawful. Such indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of such person's heirs, executors and administrators. Notwithstanding the foregoing, the Corporation shall indemnify any such person seeking indemnity in connection with a Proceeding (or part thereof) initiated by such person only if such Proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. As used herein, the term the "*Reincorporated Predecessor*" means a corporation that is merged with and into the Corporation in a statutory merger where (a) the Corporation is the surviving corporation of such merger; (b) the primary purpose of such merger is to change the corporate domicile of the Reincorporated Predecessor to Delaware.

Section 6.2: **Advance of Expenses.** The Corporation shall pay all expenses (including attorneys' fees) incurred by such a director or officer in defending any such Proceeding as they are incurred in advance of its final disposition; provided, however, that if the Delaware General Corporation Law then so requires, the payment of such expenses incurred by such a director or officer in advance of the final disposition of such Proceeding shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it should be determined ultimately that such director or officer is not entitled to be indemnified under this Article VI or otherwise; and provided, further, that the Corporation shall not be required to advance any expenses to a person against whom the Corporation directly brings a claim, in a Proceeding, alleging that such person has breached such person's duty of loyalty to the Corporation, committed an act or omission not in good faith or that involves intentional misconduct or a knowing violation of law, or derived an improper personal benefit from a transaction.

Section 6.3: **Non-Exclusivity of Rights.** The rights conferred on any person in this Article VI shall not be exclusive of any other right that such person may have or hereafter acquire under any statute, decisional law, provision of the Certificate of Incorporation, Bylaw, agreement, vote or consent of stockholders or disinterested directors, or otherwise. Additionally, nothing in this Article VI shall limit the ability of the Corporation, in its discretion, to indemnify or advance expenses to persons whom the Corporation is not obligated to indemnify or advance expenses pursuant to this Article VI.

Section 6.4: **Indemnification Contracts.** The Board of Directors is authorized to cause the Corporation to enter into indemnification contracts with any director, officer, employee or agent of the Corporation, or any person serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including employee benefit plans, providing indemnification rights to such person. Such rights may be greater than those provided in this Article VI.

Section 6.5: **Effect of Amendment.** Any amendment, repeal or modification of any provision of this Article VI shall be prospective only, and shall not adversely affect any right or protection conferred on a person pursuant to this Article VI and existing at the time of such amendment, repeal or modification.

ARTICLE VII
NOTICES

Section 7.1: **Notice.**

(a)   Except as otherwise specifically provided in these Bylaws (including, without limitation, Section 7.1(b) below) or required by law, all notices required to be given pursuant to these Bylaws shall be in writing and may in every instance be effectively given by hand delivery (including use of a delivery service), by depositing such notice in the mail, postage prepaid, or by sending such notice by prepaid overnight express courier or facsimile. Any such notice shall be addressed to the person to whom notice is to be given at such person's address as it appears on the records of the Corporation. The notice shall be deemed given (i) in the case of hand delivery, when received by the person to whom notice is to be given or by any person accepting such notice on behalf of such person, (ii) in the case of delivery by mail, upon deposit in the mail, (iii) in the case of delivery by overnight express courier, when dispatched, and (iv) in the case of delivery via facsimile, when dispatched.

(b)   Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provision of the Delaware General Corporation Law, the Certificate of Incorporation, or these Bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice to the Corporation. Any such consent shall be deemed revoked if (i) the Corporation is unable to deliver by electronic transmission two consecutive notices given by the Corporation in accordance with such consent and (ii) such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice; provided, however, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action. Notice given pursuant to this Section 7.1(b) shall be deemed given: (i) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice; (ii) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice; (iii) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and (iv) if by any other form of electronic transmission, when directed to the stockholder.

(c)   An affidavit of the Secretary or an Assistant Secretary or of the transfer agent or other agent of the Corporation that the notice has been given in writing or by a form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

Section 7.2: Waiver of Notice. Whenever notice is required to be given under any provision of these Bylaws, a written waiver of notice, signed by the person entitled to notice, or waiver by electronic transmission by such person, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is

not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any waiver of notice.

ARTICLE VIII
INTERESTED DIRECTORS

Section 8.1: Interested Directors; Quorum. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof that authorizes the contract or transaction, or solely because his, her or their votes are counted for such purpose, if: (i) the material facts as to his, her or their relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; (ii) the material facts as to his, her or their relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board of Directors, a committee thereof, or the stockholders. Interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

ARTICLE IX
MISCELLANEOUS

Section 9.1: Fiscal Year. The fiscal year of the Corporation shall be determined by resolution of the Board of Directors.

Section 9.2: Seal. The Board of Directors may provide for a corporate seal, which shall have the name of the Corporation inscribed thereon and shall otherwise be in such form as may be approved from time to time by the Board of Directors.

Section 9.3: Form of Records. Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account and minute books, may be kept on or by means of, or be in the form of, diskettes, or any other information storage device or method, provided that the records so kept can be converted into clearly legible paper form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect such records pursuant to any provision of the Delaware General Corporation Law.

Section 9.4: Reliance Upon Books and Records. A member of the Board of Directors, or a member of any committee designated by the Board of Directors shall, in the performance of such

person's duties, be fully protected in relying in good faith upon records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of the Corporation's officers or employees, or committees of the Board of Directors, or by any other person as to matters the member reasonably believes are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.

Section 9.5: **Certificate of Incorporation Governs.** In the event of any conflict between the provisions of the Corporation's Certificate of Incorporation and Bylaws, the provisions of the Certificate of Incorporation shall govern.

Section 9.6: **Severability.** If any provision of these Bylaws shall be held to be invalid, illegal, unenforceable or in conflict with the provisions of the Corporation's Certificate of Incorporation, then such provision shall nonetheless be enforced to the maximum extent possible consistent with such holding and the remaining provisions of these Bylaws (including without limitation, all portions of any section of these Bylaws containing any such provision held to be invalid, illegal, unenforceable or in conflict with the Certificate of Incorporation, that are not themselves invalid, illegal, unenforceable or in conflict with the Certificate of Incorporation) shall remain in full force and effect.

ARTICLE X
AMENDMENT

Section 10.1: **Amendments.** Stockholders of the Corporation holding a majority of the Corporation's outstanding voting stock shall have the power to adopt, amend or repeal Bylaws. To the extent provided in the Corporation's Certificate of Incorporation, the Board of Directors of the Corporation shall also have the power to adopt, amend or repeal Bylaws of the Corporation, except insofar as Bylaws adopted by the stockholders shall otherwise provide.

ARTICLE XI
DRAG ALONG RIGHTS

Section 11.1 Right to Sell Corporation. The holder or holders of at least a majority of the outstanding Class A Common Stock (the "Drag-Along Seller") have the right to seek and approve a Drag-Along Sale of the corporation. If at any time, the Drag-Along Seller receives a bona fide offer from an Independent Purchaser for a Drag-Along Sale, the Drag-Along Seller shall have the right to require that each other shareholder of each class participate in the sale in the manner provided in this Article XI, Section 11.1; *provided*, *however*, that no shareholder is required to transfer or sell any of its shares if the consideration for the Drag-Along Sale is other than cash or registered securities listed on an established U.S. securities exchange or traded on the NASDAQ National Market.

Every shareholder shall promptly deliver to the Board of Directors a written notice of any offer or indication of interest for a Drag-Along Sale that it receives from a third party, whether the offer or indication of interest is formal or informal, binding or non-binding, or submitted orally or in writing, and a copy of the offer or indication of interest, if it is in writing. The foregoing written notice must state the name and address of the prospective acquiring party and, if the offer or

indication of interest is not in writing, describe the principal terms and conditions of the proposed Drag-Along Sale.

Notwithstanding any provision of these Bylaws to the contrary, the provisions of Section 5.5 (Right of First Refusal) do not apply to any transfers made pursuant to this Article XI, Section 11.1.

(a)   Sale Notice. If the Drag-Along Seller approves a Drag-Along Sale (an "Approved Sale"), the Drag-Along Seller shall deliver a written notice (a "Drag-Along Notice") to the corporation and each shareholder no more than 10 days after the execution and delivery by all of the parties thereto of the definitive agreement entered into with respect to the Approved Sale and, in any event, no later than 20 days before the closing date of the Approved Sale. The Drag-Along Notice must include a copy of this Article XI, Section 11.1 and shall describe in reasonable detail:

(i)   the name of the Independent Purchaser to whom the shares or assets are proposed to be sold;

(ii)   the proposed date, time, and location of the closing of the Approved Sale;

(iii)   the per share purchase price and the other material terms and conditions of the Approved Sale, including a description of any non-cash consideration in sufficient detail to permit the valuation of that consideration; and

(iv)   a copy of any form of agreement executed or proposed to be executed in connection the Approved Sale.

(b)   Drag-Along Sale Obligations. From and after the effective date of a Drag-Along Notice, the corporation, the Board, and every shareholder shall do the following:

(i)   cooperate in good faith to authorize and consummate the Approved Sale;

(ii)   Take all reasonably necessary actions that are requested by the Board or the Drag-Along Seller in connection with the consummation of the Approved Sale;

(iii)   If the Approved Sale requires the vote or approval of shareholders or any class of shareholders, each shareholder who is entitled to approve or vote on the Approved Sale shall approve, vote in favor of, give its consent to, raise no objection against, and refrain from exercising any appraisal or dissenters' rights with respect to, the Approved Sale;

(iv)   Execute and deliver (or cause to be executed and delivered) any acquisition agreement and other transaction documentation requested by the Board or the Drag-Along Seller to consummate the Approved Sale, so long as the acquisition agreement and other transaction documentation are on the same economic terms and conditions with respect to all the holders of common stock of the corporation and comply with any applicable terms of any preferred stock that is outstanding, with respect to the preferred stock;

(v)   If the Approved Sale will constitute a sale of shares, each shareholder shall (A) agree to sell all its shares (and any other securities of the corporation) that are to be sold, exchanged, or otherwise transferred in the Approved Sale at the price and on the same economic terms and conditions as those shares (and any other securities of the corporation) will be sold by the Drag-Along Seller or, if the Drag-Along Seller does not own any shares of a particular class, on the terms and conditions approved by the Drag-Along Seller (so long as those terms and conditions comply with the terms of the class of stock), and (B) deliver to the purchaser at the closing of the Approved Sale any and every certificate (if any) representing any of the shares that will be sold, exchanged, or otherwise transferred in the Approved Sale, together with one or more duly completed and executed letters of transmittal, transfer powers, assignments, or other applicable instruments of transfer in form and substance identical to those executed and delivered by the Drag-Along Seller in connection with the closing of the Approved Sale; and

(vi)   Take all reasonably necessary actions that are requested by the Board or the Drag-Along Seller to accomplish the distribution of the aggregate consideration received from the Approved Sale.

Additionally, each shareholder holding stock that is convertible into common stock shall convert that stock into shares of common stock immediately before the Approved Sale.

Without limiting the generality of the foregoing provisions of this Article XI, Section 11.1, and for avoidance of doubt, each holder of outstanding Class A Common Stock shall join with the Drag-Along Seller on a joint or several basis in making all covenants, representations, and warranties of shareholders provided in the acquisition agreement for the Approved Sale and on a pro rata basis with respect to any escrow, earn-out, holdback, indemnification obligation, or purchase price adjustment provided in the acquisition agreement or other transaction documentation, provided that the holders of the Class A Common Stock agree in the acquisition agreement, other transaction documentation, or a separate agreement to indemnify each other to the extent any holder of Class A Common Stock is held responsible for more than its pro rata share of any indemnity claim with respect to the Approved Sale. Each Class A Common Stock holder's pro rata share of any escrow, earn-out, holdback, indemnification obligation, or purchase price adjustment provided in the acquisition agreement or other transaction documentation for the Approved Sale will based on the amount by which the shareholder's share of the aggregate proceeds paid with respect to its shares would have been increased or reduced (as applicable), if the aggregate proceeds available for distribution to the shareholders from the Approved Sale had been increased or reduced (as applicable) by the total amount of the escrow, earn-out, holdback, indemnification obligation, or purchase price adjustment.

(c)   Waiver and Limitation of Rights. Nothing in this Article XI, Section 11.1 should be construed to grant to any shareholder any appraisal or dissenters' rights with respect to an Approved Sale or give any shareholder a right to vote in any transaction for which the shareholder does not otherwise have any voting rights. To the extent lawful, every shareholder waives any and all such rights under Delaware Law and any other appraisal rights, dissenters' rights, or similar rights arising in connection with an Approved Sale and grant to the Drag-Along Seller the sole right to approve or consent to a Drag-Along Sale, without the approval or consent of any other shareholders.

(d)   Approved Sale Consideration. The consideration to be received by a shareholder who owns any Class B Common Stock shall be the same form and amount of consideration per share of Class B Common Stock to be received by the Drag-Along Seller for its Class A Common Stock (or, if the Drag-Along Seller is given an option as to the form and amount of consideration to be received, the same option shall be given) and the terms and conditions of the sale shall, except as otherwise provided in the immediately succeeding sentence, be the same as those upon which the Drag-Along Seller sells its Class B Common Stock.

With respect to an Approved Sale that is structured as a sale of all or substantially all the assets of the corporation, each shareholder of the corporation shall receive its share of the sale proceeds in accordance with the provisions of the Articles, these Bylaws, and applicable law. If the Approved Sale is structured as a sale of shares, each shareholder will receive the consideration for its shares that is set forth in the acquisition agreement for the Approved Sale. Nothing in this Agreement prohibits a shareholder, or any member, partner, employee, or shareholder of a shareholder, from receiving either (i) additional ordinary and customary consideration for entering into restrictive covenants or bona fide employment agreements or similar arrangements in favor of the acquired party or any of its affiliates, or (ii) the right to make a debt or equity investment in the acquired party or any of its affiliates (whether directly or through retention or contribution of a portion of the shareholder's shares).

(e)   Delivery of Certificates. Each shareholder who holds uncertificated shares of the corporation authorizes the Secretary of the corporation to transfer its shares on the books of the corporation in connection with an Approved Sale and shall execute all documentation required by the corporation with respect to that transfer. If a shareholder fails to deliver to the acquiring party at the closing of an Approved Sale a certificate for shares that are represented by a certificate and the related instruments of transfer, as required by this Article XI, Section 11.1, or, in lieu of any certificate that has been lost, stolen, or destroyed, an affidavit (and indemnification agreement) in form and substance acceptable to the Board that attests to the loss, theft, or destruction of the certificate, the shareholder: (i) will not be entitled to receive its share of the consideration from the Approved Sale with respect each share that is represented by the lost, stolen, or destroyed certificate, until the shareholder cures the failure (provided that no interest will be payable on the withheld consideration pending the shareholder's cure of the failure, and the withheld consideration will be subject to reduction to reimburse the corporation for any costs and expenses reasonably incurred by the corporation in connection with the failure and subsequent cure), (ii) will cease to be a shareholder of the corporation or to have any voting rights (if it had any voting rights) as a shareholder after the closing of the Approved Sale, (iii) will not be entitled to any distributions declared or made after the Approved Sale with respect to shares held by the shareholder, until the shareholder cures the failure, (iv) will have no other rights or privileges granted to shareholders under these Bylaws, and (v) in the event of liquidation of the corporation, the shareholder's rights with respect to the withheld consideration will be subordinate to the rights of any other shareholder.

(f)   Plan Assets. Any shareholder whose assets constitute assets of one or more employee benefit plans (an "ERISA Shareholder") and are subject to Part 4 of Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), shall not be obligated

to sell to any person to whom the sale of shares would constitute a non-exempt "prohibited transaction" within the meaning of ERISA or the Internal Revenue Code of 1986, as amended from time to time; *provided, however*, that if so requested by the Drag-Along Seller: (i) the ERISA Shareholder has taken commercially reasonable efforts to (x) structure the sale of shares so as not to constitute a non-exempt "prohibited transaction" or (y) obtain a ruling from the Department of Labor to the effect that the sale (as originally proposed or as restructured pursuant to clause (i)(x)) does not constitute a non-exempt "prohibited transaction," and (ii) the ERISA Shareholder shall have delivered an opinion of counsel (which opinion and counsel are reasonably satisfactory to the Drag-Along Seller) to the effect that the sale (as originally proposed or as restructured pursuant to clause (i)(x)) would constitute a non-exempt "prohibited transaction."

(g)   Expenses. The fees and expenses of the Drag-Along Seller incurred in connection with a Drag-Along Sale and for the benefit of all shareholders (it being understood that costs incurred by or on behalf of a Drag-Along Seller for its sole benefit will not be considered to be for the benefit of all shareholders), to the extent not paid or reimbursed by the corporation or the Independent Purchaser, shall be shared by all the shareholders on a pro rata basis, based on the consideration received by each shareholder; *provided*, that no shareholder shall be obligated to make any out-of-pocket expenditure before the consummation of the Drag-Along Sale.

Section 11.2 Defined Terms. For purposes of this Article XI, the following terms are defined as follows:

(i)   "Affiliate" means, with respect to any person, (A) any person directly or indirectly controlling, controlled by, or under common control with the person, (B) any person directly or indirectly owning or controlling 10% or more of any class of outstanding voting securities of the person, or (C) any officer, director, general partner, or trustee of any person described in clause or (B); "control," including the terms "controlled by" and "under common control with," means the power to direct the affairs of a person by reason of ownership of voting securities, by contract, or otherwise.

(ii)   "Drag-Along Sale" means any transaction or series of related transactions pursuant to which an Independent Purchaser will acquire, whether by merger, liquidation, consolidation, reorganization, combination, recapitalization, or a sale, exchange, or other transfer, (A) all or substantially all of the assets of the corporation determined on a consolidated basis, or (B) both a majority of the Class A Common Stock and a majority of the Class B Common Stock (or any securities issued in respect of, or in exchange or substitution for, any of those shares in connection with any stock split, dividend, or combination, or any reclassification, recapitalization, merger, consolidation, exchange, or similar reorganization).

(iii)   "Independent Purchaser" means a person who is not a holder of Class A Common Stock or an Affiliate of a holder of Class A Common Stock.

(iv)   "Initial Public Offering" means any offering of the corporation's common stock pursuant to a registration statement filed in accordance with the Securities Act of 1933, as amended.

CERTIFICATION OF BYLAWS OF
THE HIDDEN SEA USA, INC.,
A Delaware Corporation

I, RICHARD VANDENBERG, certify that I am Chief Executive Officer of The Hidden Sea USA, Inc., a Delaware corporation (the "***Corporation***"), that I am duly authorized to make and deliver this certification, that the attached Bylaws are a true and correct copy of the Amended Bylaws of the Corporation in effect as of the date of this certificate.

By: _____
RICHARD VANDENBERG
CHIEF EXECUTIVE OFFICER

Dated: __10 / 24 / 2023_____

Title	Amended Bylaws For Signature
File name	The Hidden Sea US...tion Version.docx
Document ID	416779888cbb34554f4481ad1e1252ea3a7fb16f
Audit trail date format	MM / DD / YYYY
Status	● Signed

Document History


SENT

10 / 24 / 2023
17:26:30 UTC

Sent for signature to Richie Vandenberg
(richie@thehiddensea.com.au) from almericolaw@gmail.com
IP: 35.137.242.173


VIEWED

10 / 24 / 2023
23:29:03 UTC

Viewed by Richie Vandenberg (richie@thehiddensea.com.au)
IP: 45.248.77.204


SIGNED

10 / 24 / 2023
23:30:46 UTC

Signed by Richie Vandenberg (richie@thehiddensea.com.au)
IP: 45.248.77.204


COMPLETED

10 / 24 / 2023
23:30:46 UTC

The document has been completed.

THE HIDDEN SEA USA, INC.

2023 EQUITY INCENTIVE PLAN

The Hidden Sea USA, Inc., a Delaware corporation, has adopted this Equity Incentive Plan, effective as of _____11 / 07 / 2023_____, 2023, for the benefit of its directors and certain key advisors, consultants, contractors and others on the terms and conditions provided in this Plan.

1.   <u>Definitions</u>. As used in this Plan, the following capitalized terms have the meanings set forth below:

"<u>Affiliate</u>" means a corporation or other entity that, directly or through one or more intermediaries, controls, is controlled by, or is under common control with, the Company.

"<u>Award</u>" means any right granted under this Plan, including an Incentive Share Option, a Non-qualified Share Option, a Share Appreciation Right, a Restricted Award, a Performance Share Award, or any Other Equity-Based Award.

"<u>Award Agreement</u>" means a written agreement, certificate, or other document or instrument evidencing the terms and conditions of an individual Award granted under this Plan, which may, in the discretion of the Company, be transmitted electronically to any Participant, and each of which will be subject to the terms and conditions of this Plan.

"<u>Beneficial Owner</u>" has the meaning assigned to that term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular person, the person will be deemed to have beneficial ownership of all securities that the person has the right to acquire by conversion or exercise of other securities, whether the right is currently exercisable or is exercisable only after the passage of time.

"<u>Board</u>" means the Board of Directors of the Company, as constituted from time to time.

"<u>Cause</u>" means, unless the applicable Award Agreement provides otherwise:

With respect to a Consultant: (a) if there is a service or employment agreement between the Participant and the Company or an Affiliate and the agreement contains a definition of "Cause," the definition contained in that agreement; or (b) if no such agreement exists or, if the agreement does not define Cause:

(i)   the Participant's conviction of, or plea of guilty or *nolo contendere* to, a felony under federal law or the law of the state in which the action occurred;

(ii)   the Participant's disloyalty or dishonesty in the course of fulfilling his or her duties to the Company or any Affiliate;

(iii)   the Participant's disclosure of Company or Affiliate trade secrets or breach of any confidentiality agreement between the Participant and the Company or any Affiliate, any agreement

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containing any non-disclosure obligations between the Company or any Affiliate and any third party, or any similar agreement;

(iv)   willful and deliberate failure of the Participant to perform duties in any material respect;

(v)   the Participant's commission of an act of theft, fraud, or embezzlement against the Company or any of the Company's Affiliates, customers, suppliers, vendors, partners, licensors, or licensees;

(vi)   the Participant's gross negligence in the performance of her or his duties;

(vii)   the Participant's violation of any of the written policies and procedures of the Company or any Affiliate;

(viii)   the Participant's breach of a fiduciary duty of loyalty owed to the Company or any Affiliate by knowingly engaging (without disclosure to and approval of the Board) in any act that constitutes the receipt of an improper personal benefit, the usurpation of a business opportunity of the Company or any Affiliate, or a transaction with the Company or any Affiliate in which the Participant has a conflict of interest with the Company or the Affiliate; or

(ix)   any other events as may be determined in good faith by the Board.

With respect to any Director, a determination by a majority of the disinterested Board members that the Director has engaged in any of the following: (i) malfeasance in office; (ii) gross misconduct or neglect; (c) false or fraudulent misrepresentation inducing the Director's appointment; (d) willful conversion of corporate funds; or (e) repeated failure to participate in Board meetings on a regular basis despite having received proper notice of the meetings in advance.

The Board has the sole discretion to determine whether Cause exists and all matters and questions relating to whether a Participant has been discharged for Cause, and the Board's determination will be final.

"Change in Control" means the occurrence of any of the following:

(a)   one person (or more than one person acting as a group) acquires ownership of capital share that, together with the capital share held by the person or group, constitutes more than 50% of the total Fair Market Value or total voting power of the Share of the Company; provided that, a Change in Control will not occur if any person (or more than one person acting as a group) owns more than 50% of the total Fair Market Value or total voting power of the Share and acquires additional Share;

(b)   one person (or more than one person acting as a group) acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition) assets from the Company that have a total gross fair market value equal to or more than 50% of the total gross fair market value of all of the assets of the Company immediately before the acquisition;

Doc ID: 8a41ab50d46a542d4a63c05f775d2a74b1f6386f

(c)   one person (or more than one person acting as a group) acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition) ownership of the Company's shares possessing 30% or more of the total voting power of the share of the Company;

(d)   a majority of the members of the Board are replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the Board before the date of appointment or election.

Notwithstanding the foregoing, a Change in Control will not occur unless the transaction constitutes a change in the ownership of the Company, a change in the effective control of the Company, or a change in the ownership of a substantial portion of the Company's assets under Section 409A of the Code.

"Code" means the U.S. Internal Revenue Code of 1986, as amended, or any successor statute, and the Treasury Regulations and other authoritative guidance issued under that Code.

"Class B Share" means a share of Class B Non-Voting Common Stock of the Company, or any other securities of the Company as may be designated by the Board from time to time in substitution for the Class B Non-Voting Common Stock.

"Company" means The Hidden Sea USA, Inc., a Delaware corporation, or any successor to its assets or business that becomes bound by all the terms and provisions of this Plan by agreement, operation of law, or otherwise.

"Consultant" means any individual or entity that performs bona fide services for the Company or an Affiliate, other than as a Director.

"Continuous Service" means that the Participant's service with the Company or an Affiliate, whether as a Consultant, or Director, is not interrupted or terminated. The Participant's Continuous Service will not be deemed to have terminated merely because of a change in the capacity in which the Participant renders service to the Company or an Affiliate as a Consultant, or Director or a change in the entity for which the Participant renders service, provided that there is no interruption or termination of the Participant's Continuous Service; provided further that if any Award is subject to Section 409A of the Code, this sentence will only be given effect to the extent consistent with Section 409A of the Code. For example, a change in status from a Consultant of the Company to a Director of an Affiliate will not constitute an interruption of Continuous Service. The Board or its delegate, in its sole discretion, may determine whether Continuous Service will be considered interrupted in the case of any leave of absence approved by that party, including sick leave, military leave, or any other personal or family leave of absence. The Board or its delegate, in its sole discretion, may determine whether a Company transaction, such as a sale or spin-off of a division or subsidiary that employs a Participant, will be deemed to result in a termination of Continuous Service for purposes of affected Awards, and that decision will be final, conclusive and binding.

"Detrimental Activity" means any of the following: (a) unauthorized disclosure of any confidential or proprietary information of the Company or any of its Affiliates; (b) any activity that would be grounds to terminate the Participant's employment or service with the Company or any of its Affiliates for Cause; (c) the breach of any non-competition, non-solicitation, non-disparagement,

3

or other agreement containing restrictive covenants, with the Company or any Affiliate; (d) fraud or conduct contributing to any financial restatements or irregularities, as determined by the Board in its sole discretion; or (e) any other conduct or act determined to be materially injurious, detrimental, or prejudicial to any interest of the Company or any of its Affiliates, as determined by the Board in its sole discretion.

"Director" means a member of the Board.

"Disability" means, unless the applicable Award Agreement provides otherwise, that the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment; provided, however, for purposes of determining the term of an Incentive Share Option pursuant to Section 6.10, the term Disability will have the meaning ascribed to it under Section 22(e)(3) of the Code. The determination of whether an individual has a Disability will be determined under procedures established by the Board. Except in situations where the Board is determining Disability for purposes of the term of an Incentive Share Option pursuant to Section 6.10 within the meaning of Section 22(e)(3) of the Code, the Board may rely on any determination that a Participant is disabled for purposes of benefits under any long-term disability plan maintained by the Company or any Affiliate in which a Participant participates.

"Disqualifying Disposition" has the meaning provided in Section 14.12.

"Effective Date" means the date in the first paragraph of this document when the plan went into effect.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Fair Market Value" means, as of any date, the value of the Class B Share as determined as follows: (a) if the Class B Share is listed on any established share exchange or a national market system, including the New York Stock Exchange or the NASDAQ Stock Market, the Fair Market Value will be the closing price of a Class B Share (or if no sales were reported, the closing price on the date immediately preceding such date) as quoted on the exchange or system on the day of determination, as reported in the *Wall Street Journal*; (b) if the shares are listed on an established share exchange or national market system, but there is a public market for the Class B Shares on the applicable date, the closing price of the shares as reported or quoted on the immediately preceding date; and (c) in the absence of an established or public market for the Class B Share, the Fair Market Value will be determined in good faith by the Board after taking into consideration all factors that it deems appropriate, including Sections 409A and 422 of the Code, and that determination will be conclusive and binding on all persons.

"Fiscal Year" means the Company's fiscal year.

"Good Reason" means, unless the applicable Award Agreement states otherwise:

(a)   If a Consultant is a party to an employment or service agreement with the Company or any of its Affiliates and the agreement provides for a definition of Good Reason, the definition contained in that agreement; or

4

(b) If no such agreement exists or if the agreement does not define Good Reason, the occurrence of one or more of the following without the Participant's express written consent, which circumstances are not remedied by the Company within 30 days after its receipt of a written notice from the Participant describing the applicable circumstances (which notice must be provided by the Participant within 90 days of the Participant's knowledge of the applicable circumstances): (i) any material, adverse change in the Participant's duties, responsibilities, authority, title, status, or reporting structure; (ii) a material reduction in the Participant's base salary or bonus opportunity; or (iii) a geographical relocation of the Participant's principal office location by more than 35 miles.

"Grant Date" means the date on which the Board adopts a resolution, or takes other appropriate action, expressly granting an Award to a Participant that specifies the key terms and conditions of the Award or, if a later date is set forth in the resolution, then the date as is set forth in the resolution.

"Incentive Share Option" means an Option that is designated by the Board as an incentive share option within the meaning of Section 422 of the Code and that meets the requirements set out in this Plan.

"Non-Employee Director" means a Director who is a "non-employee director" within the meaning of Exchange Act Rule 16b-3.

"Non-qualified Share Option" means an Option that by its terms does not qualify or is not intended to qualify as an Incentive Share Option.

"Officer" means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated under Section 16.

"Option" means an Incentive Share Option or a Non-qualified Share Option granted pursuant to this Plan.

"Optionholder" means a person to whom an Option is granted pursuant to this Plan or, if applicable, any other person who holds an outstanding Option.

"Option Exercise Price" means the price at which a Class B Share may be purchased upon the exercise of an Option.

"Other Equity-Based Award" means an Award that is not an Option, Share Appreciation Right, Restricted Share, Restricted Share Unit, or Performance Share Award that is granted under Section 7.4 and is payable by delivery of Class B Share or that is measured by reference to the value of Class B Share.

"Participant" means an eligible person to whom an Award is granted pursuant to this Plan or, if applicable, any other person who holds an outstanding Award. A Director or Consultant becomes a Participant upon the person's acknowledgement, execution, and delivery to the Company of an Award Agreement.

"Performance Goals" means, for a Performance Period, the one or more goals established by

the Board for the Performance Period based on business criteria or other performance measures determined by the Board in its discretion.

"Performance Period" means the one or more periods of time not less than one fiscal quarter in duration, as the Board may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant's right to and the payment of a Performance Share Award.

"Performance Share" means the grant of a right to receive a number of actual Class B Shares or share units based upon the performance of the Company during a Performance Period, as determined by the Board.

"Performance Share Award" means any Award granted pursuant to Section 7.3 of this Plan.

"Permitted Transferee" means: (a) a member of the Optionholder's immediate family (child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships), any person sharing the Optionholder's household (other than a tenant or employee), a trust in which these persons have more than 50% of the beneficial interest, a foundation in which these persons (or the Optionholder) control the management of assets, and any other entity in which these persons (or the Optionholder) own more than 50% of the voting interests; (b) third parties designated by the Board in connection with a program established and approved by the Board pursuant to which Participants may receive a cash payment or other consideration in consideration for the transfer of a Non-qualified Share Option; and (c) all other transferees as may be permitted by the Board in its sole discretion.

"Plan" means this The Hidden Sea USA, Inc. 2023 Equity Incentive Plan, as originally adopted by the Company, and as amended, modified, restated, or supplemented from time to time in accordance with its terms.

"Related Rights" has the meaning set forth in Section 7.1(a).

"Restricted Award" means any Award granted pursuant to Section 7.2(a).

"Restricted Period" has the meaning set forth in Section 7.2(a).

"Restricted Share" means Class B Share, subject to certain specified restrictions (including a requirement that the Participant provide Continuous Service for a specified period of time) granted under Section 7 of this Plan.

"Restricted Share Unit" means an unfunded and unsecured promise to deliver Class B Shares, cash, other securities, or other property, subject to certain restrictions (including a requirement that the Participant provide Continuous Service for a specified period of time) granted under Section 7 of this Plan.

"Rule 16b-3" means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

"Securities Act" means the Securities Act of 1933, as amended.

"Share" means a Class B Share of the Company.

"Share Appreciation Right" means the right pursuant to an Award granted under Section 7.1 to receive, upon exercise, an amount payable in cash or shares equal to the number of shares subject to the Share Appreciation Right that is being exercised multiplied by the excess of (a) the Fair Market Value of a Class B Share on the date the Award is exercised, over (b) the exercise price specified in the Share Appreciation Right Award Agreement.

"Share for Share Exchange" has the meaning set forth in Section 6.4.

"SPV" means The Hidden Sea USA Advisors SPV, LLC, a Delaware Limited Liability Company that all persons or entities who are awarded Shares under the Plan will eventually become members of pursuant to the Plan if and when The Hidden Sea USA Inc. determines that all such persons or entities who are awarded Shares shall have their Shares replaced by membership interests of The Hidden Sea USA Advisors SPV, LLC, in the full and unfettered discretion of The Hidden Sea USA Inc. Such membership interests shall be on a one dollar for one dollar exchange for the Shares they replace, so there is no economic difference for the persons or entities who are awarded Shares.

"SPV Membership Interests" means the membership interests of The Hidden Sea USA Advisors SPV, LLC, which are more fully defined in the SPV Operating Agreement.

"SPV Operating Agreement" means the operating agreement of The Hidden Sea USA Advisors SPV, LLC, as may be amended from tie to time.

"Substitute Award" has the meaning set forth in Section 4.6.

"Ten Percent Shareholder" means a person who owns (or is deemed to own pursuant to Section 424(d) of the Code) share possessing more than 10% of the total combined voting power of all classes of share of the Company or of any of its Affiliates.

"Total Share Reserve" has the meaning set forth in Section 4.1.

2. Purpose; Eligibility.

2.1 Name. The name of this Plan is the The Hidden Sea USA, Inc. 2023 Equity Incentive Plan.

2.2 Purposes. The purposes of this Plan are to: (a) enable the Company and any Affiliate to attract and retain the types of Consultants and Directors who will contribute to the Company's long-range success; (b) provide incentives that align the interests of Consultants, and Directors with those of the shareholders of the Company; and (c) promote the success of the Company's business.

2.3 Eligible Award Recipients. The persons eligible to receive Awards are the Consultants and Directors of the Company and its Affiliates and any other individuals designated by

the Board who are reasonably expected to become Consultants and Directors after the receipt of Awards.

2.4   Available Awards. Awards that may be granted under this Plan include: (a) Incentive Share Options; (b) Non-qualified Share Options; (c) Share Appreciation Rights; (d) Restricted Awards; (e) Performance Share Awards; and (f) Other Equity-Based Awards.

3.   Administration.

3.1   Authority. This Plan will be interpreted, administered, and operated by the Board, which will have complete authority in its sole discretion, subject to the express provisions of this Plan, to (a) construe, interpret, and apply this Plan and each of its provisions, (b) prescribe, amend, and rescind rules and regulations relating to this Plan, (c) authorize any person to execute, on behalf of the Company, any document required to carry out the purposes of this Plan, (d) select, subject to any limitations set forth in this Plan, those persons who constitute Participants, (e) interpret, administer, reconcile any inconsistency in, correct any defect in, or supply any omission in this Plan and any document or agreement relating to this Plan, and (f) exercise discretion to make any and all other determinations that it determines to be necessary or advisable for the administration of this Plan. Additionally, subject to the terms of this Plan, the Board has authority to:

(a)   determine when Awards are to be granted under this Plan and the applicable Grant Date;

(b)   from time to time select, subject to the limitations set forth in this Plan, those eligible Award recipients to whom Awards will be granted;

(c)   determine the number of Class B Shares to be made subject to each Award;

(d)   determine whether each Option is to be an Incentive Share Option or a Non-qualified Share Option;

(e)   prescribe the terms and conditions of each Award, including the exercise price and medium of payment and vesting provisions, and to specify the provisions of the Award Agreement relating to the grant;

(f)   determine the target number of Performance Shares to be granted pursuant to a Performance Share Award, the performance measures that will be used to establish the Performance Goals, the Performance Periods, and the number of Performance Shares earned by a Participant;

(g)   amend any outstanding Awards, including for the purpose of modifying the time or manner of vesting, or the term of any outstanding Award; provided, however, that if any amendment impairs a Participant's rights or increases a Participant's obligations under his or her Award or creates or increases a Participant's federal income tax liability with respect to an Award, the amendment will also be subject to the Participant's consent;

(h)   determine the duration and purpose of leaves of absences that may be granted to a Participant without constituting termination of employment for purposes of this Plan, which

8

periods will be no shorter than the periods generally applicable to employees under the Company's employment policies;

(i)   make decisions with respect to outstanding Awards that may become necessary upon a change in corporate control or an event that triggers anti-dilution adjustments;

(j)   interpret, administer, reconcile any inconsistency in, correct any defect in, and supply any omission in this Plan and any instrument or agreement relating to, or Award granted under, this Plan; and

(k)   exercise discretion to make any and all other determinations that it determines to be necessary or advisable for the administration of this Plan.

The Board may delegate any of its duties under this Plan to a committee, or to any person or persons from time to time as it may designate. All decisions, interpretations, and other actions of the Board (or the committee) will be final, conclusive, and binding on all parties who have an interest in this Plan or any Award. The Board's determinations under this Plan need not be uniform and all Board determinations may be made selectively among Participants. Without limiting the generality of the foregoing, the Board may make non-uniform and selective determinations, amendments, and adjustments, and enter into non-uniform and selective Award Agreements.

Notwithstanding any provision of this Plan to the contrary, neither the adoption or establishment of this Plan, the eligibility of any person for an Award of, the grant of any Award to any other person, nor anything contained in this Plan or any Award Agreement will be deemed to (i) confer on any person any right to be granted an award (other than as expressly set forth in an Award Letter signed by both the person and the Company), or (ii) require any award to any Participant to be similar to any award that is made to another Participant, regardless of whether the Participants share similar qualities, are in similar positions, have similar responsibilities, or are otherwise similar in any respect. Nothing contained in this Plan creates or should be construed as creating a trust of any kind or any other fiduciary relationship between the Company and a Participant or any other person.

3.2   No Liability. No member of the Board (or any person or member of a committee to whom the Board delegates any duties or responsibilities with respect to this Plan) will be liable for any action, inaction, determination, or interpretation made by the Board with respect to this Plan or any Award. All expenses and liabilities that members of the Board (or any person or member of a committee to whom the Board delegates any duties or responsibilities with respect to this Plan) incur in connection with the administration of this Plan will be borne by the Company or its successor. No members of the Board (or any person or member of a committee to whom the Board delegates any duties or responsibilities with respect to this Plan) will be personally liable for any action, inaction, determination, or interpretation made in good faith with respect to this Plan or any Award, and the Company or its successor shall fully indemnify and hold harmless all members of the Board (and each person or member of a committee to whom the Board delegates any duties or responsibilities with respect to this Plan) in respect of any such action, inaction, determination, or interpretation.

3.3   Reliance on Advice. The Board may employ attorneys, consultants, accountants, appraisers, brokers, and other persons in connection with this Plan. The Board and the officers and employees of the Company may rely on the advice, opinions, or valuations of any of those persons.

3.4   Delegation. The Board may delegate administration of this Plan to a committee of one or more members of the Board, and the term "committee" will apply to any person or persons to whom that authority has been delegated. The committee may delegate to a subcommittee any of the administrative powers the committee is authorized to exercise (and references in this Plan to the Board or the committee thereafter includes the committee or subcommittee), subject, however, to any resolutions, not inconsistent with the provisions of this Plan, as may be adopted from time to time by the Board. The Board may abolish the committee at any time and re-vest in the Board the administration of this Plan. The Board will appoint the members of the committee, and the members of the committee will serve at the pleasure of the Board. From time to time, the Board may increase or decrease the size of the committee, add additional members to, remove members (with or without cause) from, appoint new members in substitution for, and fill vacancies, however caused, in the committee. The committee will act pursuant to a vote of the majority of its members or, in the case of a committee comprised of only two members, the unanimous consent of its members, whether present or not, or by the written consent of the majority of its members. The committee will maintain minutes of all of its meetings and copies of those minutes must be provided to the Board. Subject to the limitations prescribed by this Plan and the Board, the committee may establish and follow any rules and regulations for the conduct of its business as it may determine to be advisable.

3.5   Committee Composition. Except as otherwise determined by the Board, at any time the Company has securities registered under the Exchange Act, the committee will consist solely of two or more Non-Employee Directors. The Board will have discretion to determine whether it intends to comply with the exemption requirements of Exchange Act Rule 16b-3. However, if the Board intends to satisfy those exemption requirements, with respect to any insider subject to Section 16 of the Exchange Act, the committee must be a compensation committee of the Board that at all times consists solely of two or more Non-Employee Directors. Within the scope of that authority, the Board or the committee may delegate to a committee of one or more members of the Board who are not Non-Employee Directors the authority to grant Awards to eligible persons who are not then subject to Section 16 of the Exchange Act. Nothing in this Plan creates an inference that an Award is not validly granted under this Plan if Awards are granted under this Plan by a compensation committee of the Board that does not at all times consist solely of two or more Non-Employee Directors.

3.6   Indemnification. In addition to any other rights of indemnification as they may have as Directors or members of the committee, and to the extent allowed by applicable laws, the Company shall indemnify the committee members against the reasonable expenses, including attorney's fees, actually incurred in connection with any suit, action, or proceeding or in connection with any appeal, to which the committee members may be party by reason of any action taken or failure to act under or in connection with this Plan or any Award granted under this Plan, and against all amounts paid by the committee members in settlement (provided, however, that the settlement has been approved by the Company, which approval must not be unreasonably withheld) or paid by the committee members in satisfaction of a judgment in any suit, action, or proceeding, except in relation to matters as to which it is adjudged in the suit, action, or proceeding that the committee member did not act in good faith and in a manner that the person reasonably believed to be in the best interests of the Company, or in the case of a criminal proceeding, had no reason to believe that the conduct complained of was unlawful; provided, however, that within 60 days after the institution of any such suit, action, or proceeding, the committee member must, in writing, offer the Company

the opportunity at its own expense to handle and defend the suit, action, or proceeding.

4. <u>Shares Subject to this Plan</u>.

4.1   <u>Number of Shares</u>. Subject to adjustment in accordance with Section 11, no more than 1,250,000 Class B Shares will be available for the grant of Awards under this Plan (the "<u>Total Share Reserve</u>"). During the terms of the Awards, the Company shall keep available at all times the number of Class B Shares required to satisfy the Awards.

4.2   <u>Available Shares</u>. Class B Shares available for distribution under this Plan may consist, in whole or in part, of authorized and unissued shares, treasury shares, or shares reacquired by the Company in any manner.

4.3   <u>Award Expiration</u>. Any Class B Shares subject to an Award that expires or is canceled, forfeited, or terminated without issuance of the full number of Class B Shares to which the Award related will again be available for issuance under this Plan. Notwithstanding anything to the contrary contained in this Plan, shares subject to an Award under this Plan will not again be made available for issuance or delivery under this Plan if those shares are (a) shares tendered in payment of an Option, (b) shares delivered or withheld by the Company to satisfy any tax withholding obligation, or (c) shares covered by a share-settled Share Appreciation Right or other Awards that were not issued upon the settlement of the Award.

4.4   <u>Substitute Awards</u>. Awards may, in the sole discretion of the Board, be granted under this Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by the Company or with which the Company combines ("<u>Substitute Awards</u>"). Substitute Awards will not be counted against the Total Share Reserve; <u>provided, that</u>, Substitute Awards issued in connection with the assumption of, or in substitution for, outstanding options intended to qualify as Incentive Share Options will be counted against the ISO Limit. Subject to applicable share exchange requirements, if any, available shares under a shareholder-approved plan of an entity directly or indirectly acquired by the Company or with which the Company combines (as appropriately adjusted to reflect the acquisition or transaction) may be used for Awards under this Plan and will not count toward the Total Share Limit.

5. <u>Eligibility</u>.

5.1   <u>Eligibility for Specific Awards</u>. Incentive Share Options may be granted only to employees under a separate plan. Awards other than Incentive Share Options may be granted to Consultants and Directors and those individuals whom the Board determines are reasonably expected to become Consultants and Directors following the Grant Date.

5.2   <u>Ten Percent Shareholders</u>. A Ten Percent Shareholder may not be granted an Incentive Share Option unless the Option Exercise Price is at least 110% of the Fair Market Value of the Class B Share on the Grant Date and the Option is not exercisable after the expiration of five years from the Grant Date.

6. <u>Option Provisions</u>.

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Each Option granted under this Plan will be evidenced by an Award Agreement. Each Option so granted will be subject to the conditions set forth in this Section 6, and to all other conditions not inconsistent with this Plan as may be reflected in the applicable Award Agreement. All Options will be separately designated Incentive Share Options or Non-qualified Share Options at the time of grant, and, if certificates are issued, a separate certificate or certificates will be issued for Class B Shares purchased upon exercise of each type of Option. Notwithstanding the foregoing, the Company will have no liability to any Participant or any other person if an Option designated as an Incentive Share Option fails to qualify as such at any time or if an Option is determined to constitute "nonqualified deferred compensation" within the meaning of Section 409A of the Code and the terms of the Option do not satisfy the requirements of Section 409A of the Code. The provisions of separate Options need not be identical, but each Option must include (through incorporation of provisions of this Plan by reference in the Option or otherwise) the substance of each of the following provisions:

6.1   Term. Subject to the provisions of Section 5.2 regarding Ten Percent Shareholders, no Incentive Share Option may be exercisable after the expiration of 10 years from the Grant Date. The term of a Non-qualified Share Option granted under this Plan will be determined by the Board; provided, however, no Non-qualified Share Option will be exercisable after the expiration of 10 years from the Grant Date.

6.2   Exercise Price of an Incentive Share Option. Subject to the provisions of Section 5.2 regarding Ten Percent Shareholders, the Option Exercise Price of each Incentive Share Option must not be less than 100% of the Fair Market Value of the Class B Share subject to the Option on the Grant Date. Notwithstanding the foregoing, an Incentive Share Option may be granted with an Option Exercise Price lower than that set forth in the preceding sentence if the Option is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Section 424(a) of the Code.

6.3   Exercise Price of a Non-qualified Share Option. The Option Exercise Price of each Non- qualified Share Option must be not less than 100% of the Fair Market Value of the Class B Share subject to the Option on the Grant Date. Notwithstanding the foregoing, a Non-qualified Share Option may be granted with an Option Exercise Price lower than that set forth in the preceding sentence if the Option is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Section 409A of the Code.

6.4   Consideration. The Option Exercise Price of Class B Share acquired pursuant to an Option must be paid, to the extent permitted by applicable statutes and regulations, either (a) in cash or by certified or bank check at the time the Option is exercised or (b) in the discretion of the Board, upon any terms as the Board may approve, the Option Exercise Price may be paid: (i) by delivery to the Company of other Class B Share, duly endorsed for transfer to the Company, with a Fair Market Value on the date of delivery equal to the Option Exercise Price (or portion thereof) due for the number of shares being acquired, or by means of attestation whereby the Participant identifies for delivery specific Class B Shares that have an aggregate Fair Market Value on the date of attestation equal to the Option Exercise Price (or portion thereof) and receives a number of Class B Shares equal to the difference between the number of shares thereby purchased and the number of identified attestation Class B Shares (a "Share for Share Exchange"); (ii) a "cashless" exercise program established with a broker; (iii) by reduction in the number of Class B Shares otherwise deliverable

upon exercise of the Option with a Fair Market Value equal to the aggregate Option Exercise Price at the time of exercise; (iv) by any combination of the foregoing methods; or (v) in any other form of legal consideration that may be acceptable to the Board. Unless otherwise specifically provided in the Option, the exercise price of Class B Share acquired pursuant to an Option that is paid by delivery (or attestation) to the Company of other Class B Share acquired, directly or indirectly from the Company, must be paid only by Class B Shares that have been held for more than six months (or any longer or shorter period of time required to avoid a charge to earnings for financial accounting purposes). Notwithstanding the foregoing, during any period for which the Class B Share is publicly traded (i.e., the Class B Share is listed on any established stock exchange or a national market system), an exercise by a Director or Officer that involves or may involve a direct or indirect extension of credit or arrangement of an extension of credit by the Company, directly or indirectly, in violation of Section 402(a) of the Sarbanes-Oxley Act of 2002 is prohibited with respect to any Award under this Plan.

6.5   Transferability of an Incentive Share Option. An Incentive Share Option is not transferable except by will or by the laws of descent and distribution and will be exercisable during the lifetime of the Optionholder only by the Optionholder. Notwithstanding the foregoing, the Optionholder may, by delivering written notice to the Company, in a form satisfactory to the Company, designate a third party who, in the event of the death of the Optionholder, will thereafter be entitled to exercise the Option.

6.6   Transferability of a Non-qualified Share Option. A Non-qualified Share Option may, in the sole discretion of the Board, be transferable to a Permitted Transferee, upon written approval by the Board to the extent provided in the Award Agreement. If the Non-qualified Share Option does not provide for transferability, then the Non-qualified Share Option will not be transferable except by will or by the laws of descent and distribution and will be exercisable during the lifetime of the Optionholder only by the Optionholder. Notwithstanding the foregoing, the Optionholder may, by delivering written notice to the Company, in a form satisfactory to the Company, designate a third party who, in the event of the death of the Optionholder, will thereafter be entitled to exercise the Option.

6.7   Vesting of Options. Each Option may, but need not, vest and therefore become exercisable in periodic installments that may, but need not, be equal. The Option may be subject to any other terms and conditions on the time or times when it may be exercised (which may be based on performance or other criteria) as the Board may deem appropriate. The vesting provisions of individual Options may vary. No Option may be exercised for a fraction of a Class B Share. The Board may, but is not required to, provide for an acceleration of vesting and exercisability in the terms of any Award Agreement upon the occurrence of a specified event.

6.8   Termination of Continuous Service. Unless otherwise provided in an Award Agreement or in an employment agreement the terms of which have been approved by the Board, in the event an Optionholder's Continuous Service terminates (other than upon the Optionholder's death or Disability), the Optionholder may exercise his or her Option (to the extent that the Optionholder was entitled to exercise the Option as of the date of termination) but only within the period of time ending on the earlier of (a) the date three months following the termination of the Optionholder's Continuous Service or (b) the expiration of the term of the Option as set forth in the Award Agreement; provided that, if the termination of Continuous Service is by the Company for

Cause, all outstanding Options (whether or not vested) will immediately terminate and cease to be exercisable. If, after termination, the Optionholder does not exercise his or her Option within the time specified in the Award Agreement, the Option will terminate.

6.9 <u>Extension of Termination Date</u>. An Optionholder's Award Agreement may also provide that if the exercise of the Option following the termination of the Optionholder's Continuous Service for any reason would be prohibited at any time because the issuance of Class B Shares would violate the registration requirements under the Securities Act or any other state or federal securities law or the rules of any securities exchange or interdealer quotation system, then the Option will terminate on the earlier of (a) the expiration of the term of the Option in accordance with Section 6.1, or (b) the expiration of a period after termination of the Participant's Continuous Service that is three months after the end of the period during which the exercise of the Option would be in violation of the registration or other securities law requirements.

6.10 <u>Disability of Optionholder</u>. Unless otherwise provided in an Award Agreement, in the event that an Optionholder's Continuous Service terminates as a result of the Optionholder's Disability, the Optionholder may exercise his or her Option (to the extent that the Optionholder was entitled to exercise the Option as of the date of termination), but only within the period of time ending on the earlier of (a) the date 12 months following the termination or (b) the expiration of the term of the Option as set forth in the Award Agreement. If, after termination, the Optionholder does not exercise his or her Option within the time specified in this Section 6.10 or in the Award Agreement, the Option will terminate.

6.11 <u>Death of Optionholder</u>. Unless otherwise provided in an Award Agreement, in the event an Optionholder's Continuous Service terminates as a result of the Optionholder's death, then the Option may be exercised (to the extent the Optionholder was entitled to exercise the Option as of the date of death) by the Optionholder's estate, by a person who acquired the right to exercise the Option by bequest or inheritance, or by a person designated to exercise the Option upon the Optionholder's death, but only within the period ending on the earlier of (a) the date 12 months following the date of death or (b) the expiration of the term of the Option as set forth in the Award Agreement. If, after the Optionholder's death, the Option is not exercised within the time specified herein or in the Award Agreement, the Option will terminate.

6.12 <u>Incentive Share Option $100,000 Limitation</u>. To the extent that the aggregate Fair Market Value (determined at the time of grant) of Class B Share with respect to which Incentive Share Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and its Affiliates) exceeds $100,000, the Options or portions of the Options that exceed that limit (according to the order in which they were granted) will be treated as Non-qualified Share Options.

6.13 <u>Detrimental Activity</u>. Unless otherwise provided in an Award Agreement, all outstanding Options (whether or not vested) granted to a Participant will immediately terminate and cease to be exercisable on the date on which the Optionholder engages in Detrimental Activity.

7. <u>Provisions of Awards Other Than Options</u>.

7.1 <u>Share Appreciation Rights</u>.

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(a)   General. Each Share Appreciation Right granted under this Plan will be evidenced by an Award Agreement. Each Share Appreciation Right so granted will be subject to the conditions set forth in this Section 7.1, and to all other conditions not inconsistent with this Plan as may be reflected in the applicable Award Agreement. Share Appreciation Rights may be granted alone ("Free Standing Rights") or in tandem with an Option granted under this Plan ("Related Rights").

(b)   Grant Requirements. Any Related Right that relates to a Non-qualified Share Option may be granted at the same time the Option is granted or at any time thereafter but before the exercise or expiration of the Option. Any Related Right that relates to an Incentive Share Option must be granted at the same time the Incentive Share Option is granted.

(c)   Term of Share Appreciation Rights. The term of a Share Appreciation Right granted under this Plan will be determined by the Board; provided, however, no Share Appreciation Right will be exercisable later than the tenth anniversary of the Grant Date.

(d)   Vesting of Share Appreciation Rights. Each Share Appreciation Right may, but need not, vest and therefore become exercisable in periodic installments that may, but need not, be equal. The Share Appreciation Right may be subject to all other terms and conditions on the time or times when it may be exercised as the Board may deem appropriate. The vesting provisions of individual Share Appreciation Rights may vary. No Share Appreciation Right may be exercised for a fraction of a Class B Share. The Board may, but is not required to, provide for an acceleration of vesting and exercisability in the terms of any Share Appreciation Right upon the occurrence of a specified event.

(e)   Exercise and Payment. Upon exercise of a Share Appreciation Right, the holder will be entitled to receive from the Company an amount equal to the number of Class B Shares subject to the Share Appreciation Right that is being exercised multiplied by the excess of (i) the Fair Market Value of a Class B Share on the date the Award is exercised, over (ii) the exercise price specified in the Share Appreciation Right or related Option. Payment with respect to the exercise of a Share Appreciation Right will be made on the date of exercise. Payment must be made in the form of Class B Shares (with or without restrictions as to substantial risk of forfeiture and transferability, as determined by the Board in its sole discretion), cash, or a combination of cash and Class B Share, as determined by the Board.

(f)   Exercise Price. The exercise price of a Free Standing Right will be determined by the Board, but must not be less than 100% of the Fair Market Value of one Class B Share on the Grant Date of the Share Appreciation Right. A Related Right granted simultaneously with or subsequent to the grant of an Option and in conjunction with the grant or in the alternative will have the same exercise price as the related Option, will be transferable only upon the same terms and conditions as the related Option, and will be exercisable only to the same extent as the related Option; provided, however, that a Share Appreciation Right, by its terms, may be exercisable only when the Fair Market Value per Class B Share subject to the Share Appreciation Right and related Option exceeds the exercise price per share of the Option and no Share Appreciation Rights may be granted in tandem with an Option unless the Board determines that the requirements of Section 7.1(b) are satisfied.

(g)   Reduction in the Underlying Option Shares. Upon any exercise of a Related Right, the number of Class B Shares for which any related Option will be exercisable will be reduced by

the number of shares for which the Share Appreciation Right has been exercised. The number of Class B Shares for which a Related Right is exercisable will be reduced upon any exercise of any related Option by the number of Class B Shares for which the Option has been exercised.

      7.2   Restricted Awards.

      (a)   General. A Restricted Award is an Award of actual Class B Shares ("Restricted Share") or hypothetical Class B Shares ("Restricted Share Units") having a value equal to the Fair Market Value of an identical number of Class B Shares, which may, but need not, provide that the Restricted Award may not be sold, assigned, transferred, or otherwise disposed of, pledged, or hypothecated as collateral for a loan or as security for the performance of any obligation or for any other purpose for the period (the "Restricted Period") the Board determines. Each Restricted Award granted under this Plan must be evidenced by an Award Agreement. Each Restricted Award so granted must be subject to the conditions set forth in this Section 7.2, and to all other conditions not inconsistent with this Plan as may be reflected in the applicable Award Agreement.

      (b)   Restricted Shares

      (i)   Each Participant granted Restricted Share must execute and deliver to the Company an Award Agreement with respect to the Restricted Share setting forth the restrictions and other terms and conditions applicable to the Restricted Share. If the Board determines that the Company will hold the Restricted Share or place the Restricted Share in escrow rather than delivered to the Participant pending the release of the applicable restrictions, the Board may require the Participant to additionally execute and deliver to the Company (A) an escrow agreement satisfactory to the Board, if applicable, and (B) the appropriate blank share power with respect to the Restricted Share covered by the agreement. If a Participant fails to execute an agreement evidencing an Award of Restricted Share and, if applicable, an escrow agreement and share power, the Award will be null and void. Subject to the restrictions set forth in the Award, the Participant generally will have the rights and privileges of a shareholder as to the Restricted Share, including the right to vote the Restricted Share (if the Restricted Share has voting rights) and the right to receive dividends.

      (ii)   The terms and conditions of a grant of Restricted Share Units will be reflected in an Award Agreement. No Class B Shares will be issued at the time a Restricted Share Unit is granted, and the Company will not be required to set aside funds for the payment of any such Award. A Participant will have no voting rights with respect to any Restricted Share Units granted under this Plan. The Board may also grant Restricted Share Units with a deferral feature, whereby settlement is deferred beyond the vesting date until the occurrence of a future payment date or event set forth in an Award Agreement ("Deferred Share Units"). At the discretion of the Board, each Restricted Share Unit or Deferred Share Unit (representing one Class B Share) may be credited with an amount equal to the cash and share dividends paid by the Company in respect of one Class B Share ("Dividend Equivalents"). Dividend Equivalents will be paid currently (and in no case later than the end of the calendar year in which the dividend is paid to the holders of the Class B Share or, if later, the 15th day of the third month following the date the dividend is paid to holders of the Class B Share).

      (c)   Restrictions.

(i)   Restricted Share awarded to a Participant will be subject to the following restrictions until the expiration of the Restricted Period, and to all other terms and conditions as may be set forth in the applicable Award Agreement: (A) if an escrow arrangement is used, the Participant will not be entitled to delivery of the share certificate; (B) the shares will be subject to the restrictions on transferability set forth in the Award Agreement; (C) the shares will be subject to forfeiture to the extent provided in the applicable Award Agreement; and (D) to the extent the shares are forfeited, the share certificates will be returned to the Company, and all rights of the Participant to the shares and as a shareholder with respect to the shares will terminate without further obligation on the part of the Company.

(ii)   Restricted Share Units and Deferred Share Units awarded to any Participant will be subject to (A) forfeiture until the expiration of the Restricted Period, and satisfaction of any applicable Performance Goals during the period, to the extent provided in the applicable Award Agreement, and to the extent the Restricted Share Units or Deferred Share Units are forfeited, all rights of the Participant to the Restricted Share Units or Deferred Share Units will terminate without further obligation on the part of the Company and (B) all other terms and conditions as may be set forth in the applicable Award Agreement.

(iii)   The Board has the authority to remove any or all the restrictions on the Restricted Share, Restricted Share Units, and Deferred Share Units whenever it may determine that, by reason of changes in applicable laws or other changes in circumstances arising after the date the Restricted Share or Restricted Share Units or Deferred Share Units are granted, the action is appropriate.

(d)   <u>Restricted Period</u>. With respect to Restricted Awards, the Restricted Period will commence on the Grant Date and end at the time or times set forth on a schedule established by the Board in the applicable Award Agreement. No Restricted Award may be granted or settled for a fraction of a Class B Share. The Board may, but is not required to, provide for an acceleration of vesting in the terms of any Award Agreement upon the occurrence of a specified event.

(e)   <u>Delivery of Restricted Share and Settlement of Restricted Share Units</u>. Upon the expiration of the Restricted Period with respect to any shares of Restricted Share, the restrictions set forth in Section 7.2(c) and the applicable Award Agreement will be of no further force or effect with respect to the shares, except as set forth in the applicable Award Agreement. If an escrow arrangement is used, upon the expiration, the Company will deliver to the Participant, or his or her beneficiary, without charge, the share certificate evidencing the shares of Restricted Share that have not then been forfeited and with respect to which the Restricted Period has expired (to the nearest full share). Upon the expiration of the Restricted Period with respect to any outstanding Restricted Share Units, or at the expiration of the deferral period with respect to any outstanding Deferred Share Units, the Company will deliver to the Participant, or his or her beneficiary, without charge, one Class B Share for each such outstanding vested Restricted Share Unit or Deferred Share Unit ("<u>Vested Unit</u>"); <u>provided, however</u>, that, if explicitly provided in the applicable Award Agreement, the Board may, in its sole discretion, elect to pay cash or part cash and part Class B Share in lieu of delivering only Class B Shares for Vested Units. If a cash payment is made in lieu of delivering Class B Shares, the amount of the payment will be equal to the Fair Market Value of the Class B Share as of the date on which the Restricted Period lapsed in the case of Restricted Share Units, or the delivery date in the case of Deferred Share Units, with respect to each Vested Unit.

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(f)   Share Restrictions. Each certificate, if any, representing Restricted Share awarded under this Plan will bear a legend in the form the Company deems appropriate.

7.3   Performance Share Awards.

(a)   Grant of Performance Share Awards. Each Performance Share Award granted under this Plan will be evidenced by an Award Agreement. Each Performance Share Award so granted will be subject to the conditions set forth in this Section 7.3, and to all other conditions not inconsistent with this Plan as may be reflected in the applicable Award Agreement. The Board has the discretion to determine: (i) the number of Class B Shares or share-denominated units subject to a Performance Share Award granted to any Participant; (ii) the Performance Period applicable to any Award; (iii) the conditions that must be satisfied for a Participant to earn an Award; and (iv) the other terms, conditions, and restrictions of the Award.

(b)   Earning Performance Share Awards. The number of Performance Shares earned by a Participant will depend on the extent to which the performance goals established by the Board are attained within the applicable Performance Period, as determined by the Board.

7.4   Other Equity-Based Awards. The Board may grant Other Equity-Based Awards, either alone or in tandem with other Awards, in amounts and subject to all conditions as the Board may determine in its sole discretion. Each Equity-Based Award will be evidenced by an Award Agreement and will be subject to all conditions, not inconsistent with this Plan, as may be reflected in the applicable Award Agreement.

8.   Securities Law Compliance.

Each Award Agreement will provide that no Class B Shares will be purchased or sold pursuant to this Plan and the Award Agreement unless and until (a) any then applicable requirements of state or federal laws and regulatory agencies have been fully complied with to the satisfaction of the Company and its counsel and (b) if required to do so by the Company, the Participant has executed and delivered to the Company a letter of investment intent in the form and containing all provisions as the Board may require. The Company will use reasonable efforts to seek to obtain from each regulatory agency or commission having jurisdiction over this Plan any authority as may be required to grant Awards and to issue and sell Class B Shares upon exercise of the Awards; provided, however, that this undertaking does not require the Company to register under the Securities Act this Plan, any Award, or any Class B Share issued or issuable pursuant to any an Award. If, after reasonable efforts, the Company is unable to obtain from any applicable regulatory agency or commission the authority that counsel for the Company deems necessary for the lawful issuance and sale of Class B Share under this Plan, the Company will be relieved from any liability for failure to issue and sell Class B Share upon exercise of the Awards unless and until that authority is obtained.

9.   Use of Proceeds from Shares.

Proceeds from the sale of Class B Share pursuant to Awards, or upon exercise of an Award, will constitute general funds of the Company.

10. Miscellaneous.

10.1 Acceleration of Exercisability and Vesting. The Board has the power to accelerate the time at which an Award may first be exercised or the time during which an Award or any part of an Award will vest in accordance with this Plan, notwithstanding the provisions in the Award stating the time at which it may first be exercised or the time during which it will vest.

10.2 Shareholder Rights. Except as provided in this Plan or an Award Agreement, no Participant will be deemed to be the holder of, or to have any of the rights of a holder with respect to, any Class B Shares subject to an Award unless and until the Participant has satisfied all requirements for exercise of the Award pursuant to its terms and no adjustment will be made for dividends (ordinary or extraordinary, whether in cash, securities or other property) or distributions of other rights for which the record date is before the date the Class B Share certificate is issued, except as provided in Section 11.

10.3 No Employment or Other Service Rights. Nothing in this Plan or any instrument executed or Award granted pursuant to this Plan confers upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Award was granted or will affect the right of the Company or an Affiliate to terminate (a) the employment of an employee with or without notice and with or without Cause or (b) the service of a Director pursuant to the Bylaws of the Company or an Affiliate, and any applicable provisions of the corporate law of the state in which the Company or the Affiliate is incorporated, as the case may be.

10.4 Transfer; Approved Leave of Absence. For purposes of this Plan, no termination of employment by an employee will be deemed to result from either (a) a transfer of employment to the Company from an Affiliate or from the Company to an Affiliate, or from one Affiliate to another, or (b) an approved leave of absence for military service or sickness, or for any other purpose approved by the Company, if the employee's right to reemployment is guaranteed either by a statute or by contract or under the policy pursuant to which the leave of absence was granted or if the Board otherwise so provides in writing, in either case, except to the extent inconsistent with Section 409A of the Code if the applicable Award is subject to Section 409A.

10.5 Withholding Obligations. To the extent provided by the terms of an Award Agreement and subject to the discretion of the Board, a Participant may satisfy any local, state, or federal tax withholding obligation relating to the exercise or acquisition of Class B Share under an Award by any of the following means (in addition to the Company's right to withhold from any compensation paid to the Participant by the Company) or by a combination of those means: (a) tendering a cash payment; (b) authorizing the Company to withhold Class B Shares from the Class B Shares otherwise issuable to the Participant as a result of the exercise or acquisition of Class B Share under the Award, provided, however, that no Class B Shares are withheld with a value exceeding the maximum amount of tax required to be withheld by law; or (c) delivering to the Company previously owned and unencumbered Class B Shares of the Company. Notwithstanding any provision of this Plan or any Award Agreement to the contrary, the Company is authorized to withhold from any amounts payable to any Participant with respect to an Award, and to pay over to any governmental authority, any amounts required to be withheld pursuant to the Code or any provisions of any other local, state, federal, or foreign law. Any amounts withheld pursuant to this Section 10.5 will be treated as paid to the Participant for all purposes relating to this Plan.

11.   Adjustments Upon Changes in Shares.

In the event of changes in the outstanding Class B Share or in the capital structure of the Company by reason of any share split, share dividend, reverse share split, an extraordinary corporate transaction such as any recapitalization, reorganization, merger, consolidation, combination, exchange, or other relevant change in capitalization occurring after the Grant Date of any Award, Awards granted under this Plan and any Award Agreements, the exercise price of Options and Share Appreciation Rights, the Performance Goals to which Performance Share Awards are subject, the maximum number of Class B Shares subject to all Awards stated in Section 4 will be equitably adjusted or substituted, as to the number, price, or kind of a Class B Share or other consideration subject to those Awards to the extent necessary to preserve the economic intent of the Award. In the case of adjustments made pursuant to this Section 11, unless the Board specifically determines that the adjustment is in the best interests of the Company or its Affiliates, the Board shall, in the case of Incentive Share Options, ensure that any adjustments under this Section 11 will not constitute a modification, extension, or renewal of the Incentive Share Options within the meaning of Section 424(h)(3) of the Code and, in the case of Non-qualified Share Options, ensure that any adjustments under this Section 11 will not constitute a modification of the Non-qualified Share Options within the meaning of Section 409A of the Code. Any adjustments made under this Section 11 will be made in a manner that does not adversely affect the exemption provided pursuant to Rule 16b-3 under the Exchange Act. The Company will give each Participant notice of an adjustment under this Section 11 and, upon notice, the adjustment will be conclusive and binding for all purposes.

12.   Effect of Change in Control.

12.1   Unless otherwise provided in an Award Agreement, notwithstanding any provision of this Plan to the contrary:

(a)   Options/SARs/Restricted Share. In the event of a Participant's termination of Continuous Service by the Company or any Affiliate without Cause or by the Participant for Good Reason during the 12-month period following a Change in Control, notwithstanding any provision of this Plan or any applicable Award Agreement to the contrary, all outstanding Options and Share Appreciation Rights granted to the Participant will become immediately exercisable with respect to 100% of the shares subject to the Options or Share Appreciation Rights, and the Restricted Period will expire immediately with respect to 100% of the outstanding shares of Restricted Share or Restricted Share Units as of the date of the Participant's termination of Continuous Service.

(b)   Performance Share Awards. With respect to Performance Share Awards, in the event of a Participant's termination of Continuous Service by the Company or any Affiliate without Cause or by the Participant for Good Reason, in either case, within 12 months following a Change in Control, all Performance Goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions will be deemed met as of the date of the Participant's termination of Continuous Service.

To the extent practicable, any actions taken by the Board under the immediately preceding clauses (a) and (b) will occur in a manner and at a time that allows affected Participants the ability to participate in the Change in Control with respect to the Class B Shares subject to their Awards.

12.2   In addition, in the event of a Change in Control, the Board may in its discretion and upon at least 10 days' advance notice to the affected persons, cancel any outstanding Awards and pay to the holders of those Awards, in cash or share, or any combination thereof, the value of those Awards based upon the price per Class B Share received or to be received by other shareholders of the Company in the event. In the case of any Option or Share Appreciation Right with an exercise price (or SAR Exercise Price in the case of a Share Appreciation Right) that equals or exceeds the price paid for a Class B Share in connection with the Change in Control, the Board may cancel the Option or Share Appreciation Right without the payment of consideration.

12.3   The obligations of the Company under this Plan will be binding upon any successor corporation or organization resulting from the merger, consolidation, or other reorganization of the Company, or upon any successor corporation or organization succeeding to all or substantially all of the assets and business of the Company and its Affiliates, taken as a whole.

13.   Amendment of Plan and Awards.

13.1   Amendment and Termination of Plan. The Board may, at any time and from time to time, in its discretion, alter, amend, modify, suspend, or terminate this Plan or any portion of it without prior notice to or the consent of a Participant; provided, however, that no such amendment, modification, suspension, or termination will, without the consent of a Participant, adversely affect the Participant's rights with respect to an Award granted to him or her before the Board action, and provided, further, that, no payment of benefits will occur upon termination of this Plan unless the requirements of Section 409A of the Code have been met. However, except as provided in Section 11 relating to adjustments upon changes in Class B Share, no amendment will be effective unless approved by the shareholders of the Company to the extent shareholder approval is necessary to satisfy applicable law. No Awards may be granted under this Plan while this Plan is suspended or after it is terminated.

For avoidance of doubt, the Board may amend this Plan in any respect the Board deems necessary or advisable to provide eligible Consultants and Directors with the maximum benefits provided or to be provided under the provisions of the Code and the regulations promulgated thereunder relating to Incentive Share Options or to the nonqualified deferred compensation provisions of Section 409A of the Code and to bring this Plan and Awards granted under it into compliance with those provisions.

13.2   Shareholder Approval. At the time of an amendment, the Board will determine, upon advice from counsel, whether any amendment to this Plan will be contingent on shareholder approval.

13.3   Amendment of Awards. The Board at any time, and from time to time, may amend the terms of any one or more Awards; provided, however, that the Board may not effect any amendment that would otherwise constitute an impairment of the rights under any Award unless (a) the Company requests the consent of the Participant and (b) the Participant consents in writing.

14.   General Provisions.

14.1   Forfeiture Events. The Board may specify in an Award Agreement that the Participant's rights, benefits, and payments with respect to an Award are subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of certain events, in addition to applicable vesting conditions of an Award. Those events may include breach of non-competition, non-solicitation, confidentiality, or other restrictive covenants that are contained in the Award Agreement or otherwise applicable to the Participant, a termination of the Participant's Continuous Service for Cause, or other conduct by the Participant that is detrimental to the business or reputation of the Company or its Affiliates.

14.2   Clawback. Notwithstanding anything to the contrary in this Plan, the Board may, in its sole discretion, provide in an Award Agreement or otherwise that the Board may cancel an Award if the Participant has engaged in or engages in any Detrimental Activity. The Board may, in its sole discretion, also provide in an Award Agreement or otherwise that (a) if the Participant has engaged in or engages in Detrimental Activity, the Participant will forfeit any gain realized on the vesting, exercise, or settlement of any Award, and must repay the gain to the Company, and (b) if the Participant receives any amount in excess of what the Participant should have received under the terms of the Award for any reason (including by reason of a financial restatement, mistake in calculations, or other administrative error), then the Participant will be required to repay the excess amount to the Company. Without limiting the foregoing, all Awards will be subject to reduction, cancellation, forfeiture, or recoupment to the extent necessary to comply with applicable laws.

14.3   Other Compensation Arrangements. Nothing contained in this Plan prevents the Board from adopting other or additional compensation arrangements, subject to shareholder approval if that approval is required; and those arrangements may be either generally applicable or applicable only in specific cases.

14.4   Sub-Plans. The Board may from time to time establish sub-plans under this Plan for purposes of satisfying tax, securities, or other laws of various jurisdictions in which the Company intends to grant Awards. Any sub-plans must contain any limitations and other terms and conditions as the Board determines are necessary or desirable. All sub-plans will be deemed a part of this Plan, but each sub-plan will apply only to the Participants in the jurisdiction for which the sub-plan was designed.

14.5   Deferral of Awards. The Board may establish one or more programs under this Plan to permit selected Participants the opportunity to elect to defer receipt of consideration upon exercise of an Award, satisfaction of performance criteria, or other event that, absent the election, would entitle the Participant to payment or receipt of Class B Shares or other consideration under an Award. The Board may establish the election procedures, the timing of those elections, the mechanisms for payments of, and accrual of interest or other earnings, if any, on amounts, shares or other consideration so deferred, and those other terms, conditions, rules, and procedures that the Board deems advisable for the administration of the deferral program.

14.6   Unfunded Plan. This Plan will be unfunded. Neither the Board nor the Company is required to establish any special or separate fund or to segregate any assets to assure the performance of its obligations under this Plan.

14.7   Recapitalizations. Each Award Agreement must contain provisions required to reflect

22

the provisions of Section 11.

14.8   Delivery. Upon exercise of a right granted under this Plan, the Company shall issue Class B Share or pay any amounts due within a reasonable period of time thereafter. Subject to any statutory or regulatory obligations the Company may otherwise have, for purposes of this Plan, 30 days will be considered a reasonable period of time.

14.9   No Fractional Shares. No fractional Class B Shares will be issued or delivered pursuant to this Plan. The Board will determine whether cash, additional Awards, or other securities or property will be issued or paid in lieu of fractional Class B Shares or whether any fractional shares should be rounded, forfeited, or otherwise eliminated.

14.10   Other Provisions. The Award Agreements authorized under this Plan may contain all other provisions not inconsistent with this Plan, including restrictions upon the exercise of Awards, as the Board may deem advisable.

14.11   Section 409A. To the extent applicable, the Company intends that this Plan comply with the requirements of Section 409A of the Code and will be applied, operated, and interpreted consistent and in accordance with that intent. All payments described in this Plan that are due within the "short-term deferral period" as defined in Section 409A of the Code will not be treated as deferred compensation unless required otherwise by applicable law. Notwithstanding anything to the contrary in this Plan, to the extent required to avoid accelerated taxation and tax penalties under Section 409A of the Code, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to this Plan during the six-month period immediately following a Participant's termination of Continuous Service will instead be paid on the first payroll date after the six-month anniversary of the Participant's separation from service (or the Participant's death, if earlier). Notwithstanding the foregoing, (a) neither the Company nor the Board makes any representation that this Plan complies with Section 409A of the Code, (b) neither the Company nor the Board will have any obligation to take any action to prevent the assessment of any additional tax or penalty on any Participant under Section 409A of the Code, and (c) neither the Company nor the Board will have any liability to any Participant, any other person, or otherwise if this Plan or any grant, vesting, or payment of any Award are subject to the additional tax and penalties under Section 409A of the Code. Each Participant is fully responsible for any and all taxes or other amounts imposed by Section 409A of the Code.

14.12   Disqualifying Dispositions. Any Participant who makes a "disposition" (as defined in Section 424 of the Code) of all or any portion of Class B Shares acquired upon exercise of an Incentive Share Option within two years from the Grant Date of the Incentive Share Option or within one year after the issuance of the Class B Shares acquired upon exercise of the Incentive Share Option (a "Disqualifying Disposition") will be required to immediately advise the Company in writing as to the occurrence of the sale and the price realized upon the sale of those Class B Shares.

14.13   Section 16. At any time that the Company has any class of securities registered under the Exchange Act, it is the intent of the Company that this Plan satisfy, and be interpreted in a manner that satisfies, the applicable requirements of Rule 16b-3, as promulgated under Section 16 of the Exchange Act, so that Participants will be entitled to the benefit of Rule 16b-3, or any other rule promulgated under Section 16 of the Exchange Act, and will not be subject to short-swing liability

23

under Section 16 of the Exchange Act. Accordingly, if the operation of any provision of this Plan would conflict with the intent expressed in this Section 14.13, that provision to the extent possible will be interpreted and deemed amended so as to avoid the conflict.

14.14   Beneficiary Designation. Each Participant under this Plan may from time to time name any beneficiary or beneficiaries to receive the Participant's interest in this Plan in the event of the Participant's death. Each designation will revoke all prior designations by the same Participant, will be in a form reasonably prescribed by the Board, and will be effective only when filed by the Participant in writing with the Company during the Participant's lifetime. If a Participant fails to designate a beneficiary, then the Participant's designated beneficiary will be deemed to be the Participant's estate.

14.15   Expenses. The Company shall pay the costs of administering this Plan.

14.16   Severability. If a provision of this Plan or any Award Agreement (or the application of it) is held by a court to be invalid or unenforceable under applicable law, that provision will be deemed separable from the remaining provisions of this Plan or the Award Agreement and will not affect the validity or interpretation of the other provisions of this Plan or the Award Agreement or the application of that provision to a person or circumstance to which it is valid and enforceable.

14.17   Entire Plan; References. This Plan, together with each Award Agreement, contains the entire understanding of the Company and each particular Participant relating to the grant of any Award to the Participant, and supersedes any prior or contemporaneous agreement, representation, or understanding, oral or written, between the Company and any Participant with respect to the grant of any Award to the Participant. Unless otherwise expressly stated, a reference in this Plan to a section is to a section of this Plan.

14.18   Governing Law; Venue. This Plan will be governed by and construed in accordance with the laws of the State of Delaware and the federal laws of the United States of America, without regard to principles of conflicts of laws. The Company and each Participant (a) consent to the personal jurisdiction of the state and federal courts having jurisdiction in Sussex County, Delaware, (b) stipulate that the proper, exclusive, and convenient venue for any legal proceeding arising out of this Plan or any Award Agreement is the Sussex County, Delaware, for a state court proceeding, or the United States District Court for the District of Delaware, for a federal district court proceeding, and (c) waive any defense, whether asserted by motion or pleading, that the courts named above, are an improper or inconvenient venue.

14.19   Jury Trial Waiver. EACH PARTICIPANT AND THE COMPANY KNOWINGLY, VOLUNTARILY, AND INTENTIONALLY WAIVES THE RIGHT TO A JURY TRIAL IN ANY LAWSUIT BETWEEN THEM THAT ARISES AT ANY TIME OUT OF THIS PLAN OR ANY AWARD AGREEMENT, WHETHER AT LAW OR IN EQUITY, WHETHER BASED ON A CLAIM OR COUNTERCLAIM ARISING BEFORE OR AFTER THE EFFECTIVE DATE OF THIS PLAN, REGARDLESS OF THE NATURE OF THE CLAIM OR COUNTERCLAIM, AND INCLUDING CLAIMS UNDER TORT, CONTRACT, CORPORATE, AND EMPLOYMENT LAWS. ANY COURT PROCEEDING SHALL BE TRIED BEFORE A JUDGE AND NOT A JURY.

14.20   Notices. All communications relating to matters arising under this Plan must be in writing and will be deemed to have been duly given when hand delivered or mailed by reputable overnight carrier or United States certified mail, return receipt requested, addressed, if to a Participant, to the address on file with the Company and, if to the Company, to The Hidden Sea USA, Inc., 832 Hermosa Avenue, Hermosa Beach. 90254 Attn: Richie Vanderburg, CEO, or to such other address as a person may have furnished to the other in writing in accordance with this Section, except that notice of a change of address will be effective only upon actual receipt. A validly given and delivered communication with respect to this Plan will be effective and "received" for purposes of this Plan on the earlier of (a) the day when it is actually received, if it is delivered personally or by commercial courier, or (b) the fifth day after it is postmarked by the United States Postal Service, if it is delivered by first class, postage prepaid, United States certified mail.

14.21   Recurring Words; Interpretation. As used in this Agreement, (a) the words "include" and "including" are always without limitation, (b) the word "days" refers to calendar days, including Saturdays, Sundays, and holidays, (c) words in the singular number include words in the plural number and vice versa, (d) the word "law" includes a code, rule, statute, ordinance, or regulation and the common law arising from final, non-appealable decisions of state and federal courts in the United States of America, (e) the term "governmental authority" includes a government, a public body or authority, and any domestic governmental body, unit, agency, authority, department, or subdivision, whether local, state, regional, or national, (f) "beneficiary" means any person designated in accordance with Section 14.14 that is entitled to receive benefits, if any, under this Plan that are payable upon or after a Participant's death pursuant to the terms of this Plan, and (g) the word "person" includes, in addition to a natural person, a trust, group, syndicate, corporation, cooperative, association, partnership, business trust, joint venture, corporation, unincorporated organization, and a governmental authority. No rule of strict construction will be applied against the Company, the Board, or any other person in the interpretation of any of the terms of this Plan, any Award Agreement, or any rule or procedure established by the Board. The titles, captions, and headings preceding the text of the sections of this Plan have been inserted solely for convenient reference and neither constitute a part of this Plan nor affect its meaning, interpretation, or effect.

14.22   Effective Date of Plan. This Plan will become effective as of the Effective Date, but no Award may be exercised (or, in the case of a share Award, may be granted) unless and until this Plan has been approved by the shareholders of the Company, which approval must be within 12 months before or after the date this Plan is adopted by the Board.

14.23   Successors; Non-Transferability. The Company shall require any successor (whether direct or indirect, by merger, purchase, consolidation, or otherwise) to all or substantially all the assets or business of the Company to expressly assume in writing this Plan and all obligations of the Company under this Plan in the same manner and to the same extent that the Company would be so obligated if no such succession had taken place. No right or interest of any Participant under this Plan is assignable or transferable, in whole or in part, either directly, by operation of law, or otherwise, including by levy, pledge, execution, attachment, or in any manner, except by will, beneficiary, or the laws of descent and distribution. Any attempt by a Participant to sell, assign, pledge, encumber, or transfer an Award or any benefit or right under this Plan or any Award Agreement in contravention of this Section will be ineffective and will render the Award, benefit, or right null and void.

14.24   No Right to Continued Employment; Impact on other Plans. Nothing contained in this Plan or any Award Agreement (a) confers on any Participant any right to continue in the employ of, as a Director of, or as a Consultant to, the Company or any of its Affiliates, (b) constitutes any contract or agreement of employment or consultancy, (c) interferes in any way with the right of the Company or any Affiliate to terminate a Participant's employment or relationship with the Company or the Affiliate at any time, with or without Cause, or (d) affect in any way a Participant's rights under any other plan or agreement with the Company or any of its Affiliates, including any employment agreement, consulting agreement, or severance plan, policy, or agreement. By accepting any Award under this Plan, a Participant acknowledges that this Plan is an extraordinary benefit and not part of normal or expected salary or compensation for any purpose. Amounts paid under this Plan will not be taken into account to increase any benefits provided, or continue coverage, under any other plan, policy, program, or arrangement of the Company or any Affiliate, except as otherwise expressly provided in the other plan, policy, program, or arrangement.

14.25   Acknowledgements and Disclaimers. Participants and their heirs, beneficiaries, successors, and assigns have no legal or equitable claims, rights, or interests in any assets or property of the Company. Amounts payable under this Plan are not and will not be transferred into a trust or otherwise set aside, and the Company has no obligation to set aside, segregate, establish reserves, or otherwise fund before payment, any amounts for purposes of funding any Award. For purposes of the payment of benefits under this Plan, any and all of the Company's assets will be, and will remain, the general, unpledged unrestricted assets of the Company. To the extent the Company has any payment obligations under this Plan, the Company's obligations under this Plan will be merely that of a simple unfunded and unsecured promise to pay money or provide other property in the future. To the extent that any person acquires a right to receive payment from the Company under this Plan, that right will be no greater than the right of any unsecured general creditor of the Company.

14.26   Execution. To record the adoption of this Plan, the Company has caused its Chief Executive Officer and Sole Director to execute this Plan.

THE HIDDEN SEA USA, INC.

_____

By: Richard Vandenberg, CEO and Director

26

Title	Corrected EIP For Sugnature
File name	Hidden Sea USA - ...nal 11.07.23.docx
Document ID	8a41ab50d46a542d4a63c05f775d2a74b1f6386f
Audit trail date format	MM / DD / YYYY
Status	• Signed

Document History


SENT

11 / 07 / 2023
13:36:26 UTC

Sent for signature to Richie Vandenberg
(richie@thehiddensea.com.au) from almericolaw@gmail.com
IP: 35.137.242.173


VIEWED

11 / 07 / 2023
14:47:54 UTC

Viewed by Richie Vandenberg (richie@thehiddensea.com.au)
IP: 103.137.12.22


SIGNED

11 / 07 / 2023
14:48:25 UTC

Signed by Richie Vandenberg (richie@thehiddensea.com.au)
IP: 103.137.12.22


COMPLETED

11 / 07 / 2023
14:48:25 UTC

The document has been completed.

EXHIBIT H TO FORM C
TESTING THE WATERS MATERIALS

The Hidden Sea
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If you love great-tasting premium wine at a great price, investing in growth companies with national distribution, and making a positive impact on the planet—then welcome to The Hidden Sea. The Hidden Sea USA is "testing the waters" for a possible offering of securities under Regulation Crowdfunding of the JOBS act.

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If you love great-tasting premium wine at a great price, investing in growth companies with national distribution, and making a positive impact on the planet—then welcome to The Hidden Sea. The Hidden Sea USA is "testing the waters" for a possible offering of securities under Regulation Crowdfunding of the JOBS act.

Learn More

The Hidden Sea
Sponsored

If you love great-tasting premium wine at a great price, investing in growth companies with national distribution, and making a positive impact on the planet—then welcome to The Hidden Sea. The Hidden Sea USA is "testing the waters" for a possible offering of securities under Regulation Crowdfunding of the JOBS act.


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OUT OF THE OCEAN

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🌊 Sip and Save the Sea 🍷

If you love great-tasting premium wine at a great price, investing in growth companies with national distribution, and making a positive impact on the planet—then welcome to The Hidden Sea. The Hidden Sea USA is "testing the waters" for a possible offering of securities under Regulation Crowdfunding of the JOBS act.

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The Hidden Sea USA, Inc. is "testing the waters" for a possible offering of securities under Regulation Crowdfunding of the JOBS Act. No money or other consideration is being solicited by the company at this time, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is qualified, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. If you indicate interest, your indication of interest involves no obligation or commitment of any kind.

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THANK YOU

Thanks to our quick growth in the United States, and newsletter subscribers like you, The Hidden Sea USA will soon be open for investment! Stay tuned, and we'll let you know about new developments, and when we're ready to go live.

In the meantime, feel free to share this unique opportunity with friends and family. All they need to do is visit thehiddensea.com and click **INVEST.** We're removing 200 plastic bottles from the ocean for everyone who signs up on the investment page!



Thanks to our quick growth in the United States, and newsletter subscribers like you, The Hidden Sea USA will soon be open for investment! Stay tuned, and we'll let you know about new developments, and when we're ready to go live.

In the meantime, feel free to share this unique opportunity with friends and family. All they need to do is visit thehiddensea.com and click **INVEST.** We're removing 200 plastic bottles from the ocean for everyone who signs up on the investment page!

Cheers,

Richie and Justin

Co-founders, The Hidden Sea



for you to invest
in The Hidden Sea later in the year.

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thehiddenseawine Soon The Hidden Sea USA will be open for investment! If this sounds like something you're interested in, go over to thehiddensea.com and click Invest to learn more.

We'll even remove and recycle 100 plastic bottles from the ocean on your behalf just for giving us your email. What are you waiting for!? 🌊❤️🍷

#thiswinesavesthesea #investment #sustainability #wine #océan

The Hidden Sea USA, Inc. is "testing the waters" for a possible offering of securities under Regulation Crowdfunding of the JOBS Act. No money or other consideration is being solicited by the company at this time, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is qualified, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. If you indicate interest, your indication of interest involves no obligation or commitment of any kind.

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YOUR EQUITY YOUR INFLUENCE



We are deeply grateful for your instrumental support and dedication to spreading the word about the wine that saves the sea. Through your creativity and passion, you've connected us with a broader audience and impacted our brand's journey—allowing us to move closer to our goal of removing 1 billion plastic bottles from the ocean.

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Kind Regards,

Justin and Richie





The Hidden Sea USA, Inc. is "testing the waters" for a possible offering of securities under Regulation Crowdfunding of the JOBS Act. No money or other consideration is being solicited by the company at this time, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is qualified, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. If you indicate interest, your indication of interest involves no obligation or commitment of any kind.

CARBON NEUTRAL WINE



The Hidden Sea

We've been working toward Climate Active certification all year, and we can now say that our wines are CARBON NEUTRAL

AUSTRALIAN NEWS



FunLab Group (Australia's premiere creator of competitive socialising experiences) is now pouring our Pinot Noir and Sauvignon Blanc in 36 venues



Australian Venue Co. is now pouring our wine at all 200 of their locations



We're proud wine sponsors of the Caloundra Music Festival, which is

---



We're proud wine sponsors of the Caloundra Music Festival, which is going on now!



We removed 1,222.5 kilograms of rubbish from the beaches of K'Gari Island with our amazing 100 Year Cleanup partner, ZERO CO

Learn about Zero Co, and get a discount below!



CONGRATULATIONS to the winner of our weekly wine giveaway: Fellow Aussie, Jodie Kimberg.

ASK YOUR FRIENDS AND FAMILY to sign up for a chance to win the next weekly giveaway by clicking below.

WIN A YEAR SUPPLY OF WINE

1. Get a friend, or family member
2. Get them to click the link below
3. Plan a beach party

CLICK HERE!



NEW ZEALAND NEWS



Shiraz, Pinot Grigio, Sauvignon Blanc, and Rosé are now available in Hancocks and Glengarry stores

---

NEW ZEALAND NEWS



Shiraz, Pinot Grigio, Sauvignon Blanc, and Rosé are now available in Hancocks and Glengarry stores

UNITED KINGDOM NEWS



We're shortlisted for a sustainability award at the Global Drinks Intel. Magazine ESG Awards!

Winners will be announced October 2nd



BRITA UK partnered with us on a wine giveaway that received over 6,000 entries on Instagram, and grew our social media by 1,200 followers

---



photo courtesy of @katieincaptions

UNITED STATES NEWS



You can now order our wine directly on our website. Red Blend, Chardonnay, and Rosé are available, with Sauvignon Blanc coming soon



Cooper's Hawk made a collaboration red blend with us that sold over 64,000 bottles in just two weeks!



The Hidden Sea USA will soon be available for investment. It's grown 594% so far in the US, so if you haven't checked out the latest info, click below

CLICK HERE TO LEARN ABOUT INVESTING IN THE HIDDEN SEA USA

CLICK HERE TO LEARN ABOUT INVESTING IN THE HIDDEN SEA USA





$20 OFF

Code: THS-ZERO

ZEROCO | *The Hidden Sea*

Min spend $100. One use per Customer.
Excludes subscription orders.

CLICK TO SHOP ZERO CO

You won't regret it!

Untrash the Planet with Zero Co

$20 OFF

Code: THS-ZERO

ZEROCO | *The Hidden Sea*

Min spend $100. One use per Customer.
Excludes subscription orders.



CLICK TO SHOP ZERO CO

You won't regret it!



PROFIT FOR PURPOSE

The Hidden Sea USA will soon be open for investment! Stay tuned, by going to thehiddensea.com, and clicking **INVEST**.

The Hidden Sea USA will soon be open for investment! Stay tuned, by going to thehiddensea.com, and clicking **INVEST**.

We're removing 100 plastic bottles from the ocean just for signing up. It's the easiest way to make an impact right now—so what are you waiting for?!


PURPOSE
RESEA PROJECT
RESEA PROJECT

ONE WINE. ONE MISSION. TO REMOVE PLASTIC FROM THE OCEAN.

We believe there's space in this world for companies to make a profit *and* do something good for the environment (not either/or). We call this "Profit For Purpose," and there's no better way to get a full-handle on how The Hidden Sea achieves this, than by watching our short film, One Ocean by clicking the link below.

We hope you'll come along with us on our journey, as we expand across America with The Hidden Sea USA, and open for investment soon.

We hope you'll come along with us on our journey, as we expand across America with The Hidden Sea USA, and open for investment soon.


The Hidden Sea
PRESENTS
ONE OCEAN
OFFICIAL SELECTION
Manhattan
Film Festival
2023

You're already aware of all that we do to help rid the ocean of plastic–and even more so if you just watched the above film! But, maybe you know someone who may feel the same way.

The Hidden Sea USA will be open for investment soon—and the offer won't be around for long—so, spread the word!

All anyone needs to do is visit thehiddensea.com and click **INVEST.** We're removing 200 plastic bottles from the ocean for everyone who signs up on the investment page!

Let's save the sea,
Richie and Justin
Co-founders, The Hidden Sea


PRESENTS
ONE OCEAN
OFFICIAL SELECTION
Manhattan
Film Festival
2023

You're already aware of all that we do to help rid the ocean of plastic–and even more so if you just watched the above film! But, maybe you know someone who may feel the same way.

The Hidden Sea USA will be open for investment soon—and the offer won't be around for long—so, spread the word!

All anyone needs to do is visit thehiddensea.com and click **INVEST.** We're removing 200 plastic bottles from the ocean for everyone who signs up on the investment page!

Let's save the sea,
Richie and Justin
Co-founders, The Hidden Sea

The Hidden Sea USA, Inc. is "testing the waters" for a possible offering of securities under Regulation Crowdfunding of the JOBS Act. No money or other consideration is being solicited by the company at this time, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is qualified, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. If you indicate interest, your indication of interest involves no obligation or commitment of any kind.



BRAND RECOGNITION

We couldn't be more proud of the positive feedback and recognition we've received, and we couldn't be more humbled by the incredible care that good people (such as yourself!) have shown for the health of the ocean. We think we're onto somethin' with The Wine That Saves The Sea!

THS-DiscoverTheHidden-Sea-HowHasTHSBeenRe-cieved-P2-CAPTIONS-v01

THS-DiscoverTheHidden-Sea-AwardsAndRecogni-tion-P2-CAPTIONSv02

As always, feel free to spread the word to friends and family if you think they may be interested in this kind of investment opportunity. All they need to do is visit thehiddensea.com and click ~~INVEST. We're removing~~ 200 plastic bottles from the ocean for everyone who signs up on the investment page!

Warm regards,
Richie and Justin
Co-founders, The Hidden Sea

---

need to do is visit thehiddensea.com and click **INVEST**. We're removing 200 plastic bottles from the ocean for everyone who signs up on the investment page!

Warm regards,
Richie and Justin
Co-founders, The Hidden Sea

The Hidden Sea
Sponsored

Wave goodbye to ocean waste plastic with The Hidden Sea. With every wine bottle sold, we remove plastic from the ocean—and 100 bottles removed for newsletter subscribers!











Wave Goodbye to Plastic Waste

The Hidden Sea USA, Inc. is "testing the waters" for a possible offering of securities under Regulation Crowdfunding of the JOBS Act. No money or other consideration is being solicited by the company at this time, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is qualified, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. If you indicate interest, your indication of interest involves no obligation or commitment of any kind.

Learn More

Wave Goodbye to Plastic Waste

The Hidden Sea USA, Inc. is "testing the waters" for a possible offering of securities under Regulation Crowdfunding of the JOBS Act. No money or other consideration is being solicited by the company at this time, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is qualified, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. If you indicate interest, your indication of interest involves no obligation or commitment of any kind.

Learn More

Wave Goodbye to Plastic Waste

The Hidden Sea USA, Inc. is "testing the waters" for a possible offering of securities under Regulation Crowdfunding of the JOBS Act. No money or other consideration is being solicited by the company at this time, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is qualified, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. If you indicate interest, your indication of interest involves no obligation or commitment of any kind.

Learn More

Wave Goodbye to Plastic Waste

The Hidden Sea USA, Inc. is "testing the waters" for a possible offering of securities under Regulation Crowdfunding of the JOBS Act. No money or other consideration is being solicited by the company at this time, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is qualified, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. If you indicate interest, your indication of interest involves no obligation or commitment of any kind.

Learn More

Wave Goodbye to Plastic Waste

The Hidden Sea USA, Inc. is "testing the waters" for a possible offering of securities under Regulation Crowdfunding of the JOBS Act. No money or other consideration is being solicited by the company at this time, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is qualified, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. If you indicate interest, your indication of interest involves no obligation or commitment of any kind.

Learn More



The Hidden Sea
Sponsored

10 plastic bottles removed from the ocean for every Hidden Sea bottle sold. Red Blend available today at your local Ralphs.











THE WINE THAT SAVES THE SEA
The Hidden Sea

The Wine That's Making Waves

The Hidden Sea USA, Inc. is "testing the waters" for a possible offering of securities under Regulation Crowdfunding of the JOBS Act. No money or other consideration is being solicited by the company at this time, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is qualified, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. If you indicate interest, your indication of interest involves no obligation or commitment of any kind.

Learn More

The Wine That's Making Waves

The Hidden Sea USA, Inc. is "testing the waters" for a possible offering of securities under Regulation Crowdfunding of the JOBS Act. No money or other consideration is being solicited by the company at this time, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is qualified, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. If you indicate interest, your indication of interest involves no obligation or commitment of any kind.

Learn More

The Hidden Sea
ROSÉ

The Wine That's Making Waves

The Hidden Sea USA, Inc. is "testing the waters" for a possible offering of securities under Regulation Crowdfunding of the JOBS Act. No money or other consideration is being solicited by the company at this time, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is qualified, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. If you indicate interest, your indication of interest involves no obligation or commitment of any kind.

Learn More

The Hidden Sea
CHARDONNAY

The Wine That's Making Waves

The Hidden Sea USA, Inc. is "testing the waters" for a possible offering of securities under Regulation Crowdfunding of the JOBS Act. No money or other consideration is being solicited by the company at this time, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is qualified, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. If you indicate interest, your indication of interest involves no obligation or commitment of any kind.

Learn More

The Hidden Sea
RED BLEND

The Wine That's Making Waves

The Hidden Sea USA, Inc. is "testing the waters" for a possible offering of securities under Regulation Crowdfunding of the JOBS Act. No money or other consideration is being solicited by the company at this time, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is qualified, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. If you indicate interest, your indication of interest involves no obligation or commitment of any kind.

Learn More



The Hidden Sea
Sponsored

For every wine bottle sold, we remove 10 plastic bottles from the ocean. Interested in helping us create a cleaner tomorrow? Click to learn more!



THE WINE THAT'S MAKING WAVES

HTTPS://INVEST.THEHIDDENSEA.COM/

Cheers To A Cleaner Tomorrow

The Hidden Sea USA, Inc. is "testing the waters" for a possible offering of securities under Regulation Crowdfunding of the JOBS Act. No money or other consideration is being solicited by the company at this time, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is qualified, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. If you indicate interest, your indication of interest involves no obligation or commitment of any kind.

Learn More



👍 Like   💬 Comment   ↪ Share



The Hidden Sea
Sponsored

You can soon invest in the health of the sea, and we'll remove 100 plastic bottles just for showing interest!

OCEAN
WASTE
PLASTIC

HTTPS://INVEST.THEHIDDENSEA.COM/

Pop a Cork and Turn the Tides

The Hidden Sea USA, Inc. is "testing the waters" for a possible offering of securities under Regulation Crowdfunding of the JOBS Act. No money or other consideration is being solicited by the company at this time, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is qualified, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. If you indicate interest, your indication of interest involves no obligation or commitment of any kind.

Learn More



Like Comment Share



The Hidden Sea

10 plastic bottles removed from the ocean for every Hidden Sea bottle sold. Red Blend available today at your local Ralphs.

WE'VE DONE IT!

HTTPS://INVEST.THEHIDDENSEA.COM/

The Wine That's Making Waves

ion   If you love great-tasting premium wine at a great price, investing in growth companies with national distribution, and making a positive impact on the planet—then welcome to The Hidden Sea.

The Hidden Sea USA, Inc. is "testing the waters" for a possible offering of securities under Regulation Crowdfunding of the JOBS Act. No money or other consideration is being solicited by the company at this time, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is qualified, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. If you indicate interest, your indication of interest involves no obligation or commitment of any kind.

Learn More







The Hidden Sea

Sponsored

Join us in our mission to remove ocean waste plastic with every bottle of wine sold. Red Blend available today at your local Ralphs.

HTTPS://INVEST.THEHIDDENSEA.COM/

Time to Make Waves

If you love great-tasting premium wine at a great price, investing in growth companies with national distribution, and making a positive impact on the planet—then welcome to The Hidden Sea.

The Hidden Sea USA, Inc. is "testing the waters" for a possible offering of securities under Regulation Crowdfunding of the JOBS Act. No money or other consideration is being solicited by the company at this time, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is qualified, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. If you indicate interest, your indication of interest involves no obligation or commitment of any kind.

Learn More


WINNER
Global Drinks Intel
ESG Awards 2023
Sustainable Wine Product
The Hidden Sea
global drinks
intel.

Proud winner of the Global Drinks Intel 2023 ESG Award for Sustainable Wine Product

WORLDWIDE CLEANUP NEWS

The following are estimated equivalents-in-weight of ocean waste plastic removed by our ongoing cleanups, and sponsored events around the world.



100 YEAR CLEANUP: THE PHILIPPINES

3,500,000

plastic bottles removed with our amazing partner, ZERO CO



INSPECTOR PLANET SANTA CRUZ BEACH CLEAN

17,700

plastic bottles removed (recovered weight, and wine donations)


Caloundra music festival
Caloundra music festival



CALOUNDRA MUSIC FESTIVAL

10,000

plastic bottles removed and recycled (wine sponsor)



MANHATTAN BEACH HOMETOWN FAIR

4,000

plastic bottles removed and recycled (wine sponsor)



MOOLOOLABA BEACH CLEANUP

2,537

plastic bottles removed (recovered weight, and wine donations)



GRADES OF GREEN EVENT

275

plastic bottles removed (recovered weight)


WE ONLY HAVE
ONE OCEAN


SOUTH AUSTRALIA
CHARDONNAY

We cut our short film, *One Ocean*, much shorter.

Watch below for the fastest way to see,
and the fastest way to share
how The Hidden Sea is
one of the most unique
wine companies in the world!

CLICK TO WATCH





photo courtesy of @another_food_blogger

AUSSIES!

Kindly get behind our planet untrashing partner, Zero Co.

They're live with a limited-edition wine you may recognize!



ZERO CO The Hidden Sea

Sauvignon Blanc
Rosé
Shiraz

Untrash the Planet with Zero Co

$20 OFF

Code: THS-ZERO

ZERO CO | The Hidden Sea

Min spend $100. One use per Customer.
Excludes subscription orders.



CLICK TO SHOP ZERO CO

You won't regret it!

INVESTMENT OP COMING

If you're getting this newsletter, you will soon be able to invest in The Hidden Sea USA, Inc. We're going to have a lot to share, so stay tuned!

The Hidden Sea
ROSÉ

CLICK TO LEARN MORE

The Hidden Sea
ROSÉ

CLICK TO LEARN MORE

The Hidden Sea USA, Inc. is "testing the waters" for a possible offering of securities under Regulation Crowdfunding of the JOBS Act. No money or other consideration is being solicited by the company at this time, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is qualified, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. If you indicate interest, your indication of interest involves no obligation or commitment of any kind.


The Hidden Sea
Sponsored

We do things differently. For every wine bottle sold, we remove 10 plastic bottles from the sea. We've expanded quickly in the US, and open for investment soon.



HTTPS://INVEST.THEHIDDENSEA.COM/
Business Unusual
If you love great-tasting premium wine at a great price, investing in growth companies with national distribution, and making a positive impact on the planet—then welcome to The Hidden Sea.

The Hidden Sea USA, Inc. is "testing the waters" for a possible offering of securities under Regulation Crowdfunding of the JOBS Act. No money or other consideration is being solicited by the company at this time, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is qualified, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. If you indicate interest, your indication of interest involves no obligation or commitment of any kind.

Learn More


👍 Like   💬 Comment   ↪ Share


The Hidden Sea
Sponsored

Did you know that wine could save the sea? We remove 10 plastic bottles from the ocean for every wine bottle sold. You can buy wine today, and invest in our company soon.



HTTPS://INVEST.THEHIDDENSEA.COM/
Save the Sea One Sip At A Time
If you love great-tasting premium wine at a great price, investing in growth companies with national distribution, and making a positive impact on the planet—then welcome to The Hidden Sea.

The Hidden Sea USA, Inc. is "testing the waters" for a possible offering of securities under Regulation Crowdfunding of the JOBS Act. No money or other consideration is being solicited by the company at this time, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is qualified, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. If you indicate interest, your indication of interest involves no obligation or commitment of any kind.

Learn More


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